MetLife, Inc. Annual Report 2002

have you met life today?®



MetLife®

chairman's letter



To MetLife Shareholders:

A few years ago, MetLife stood before the investment community and made some powerful promises. We laid out specific financial and operational objectives that we would work to achieve over the next several years. We said we would achieve increasing profitability across the enterprise and efficiently utilize excess capital while improving returns to shareholders. And we said our newly instituted performance management culture would drive MetLife to higher levels of performance.

This December, as the MetLife senior management team and I stood before 200 members of the investment community during our annual Investor Day, the message was clear and unequivocal. We are delivering on our promises. We are doing what we said we would do and are well on the way to achieving our ambitious goals, despite the hurdles that we and others in the industry have faced.

The year 2002 was good for MetLife in terms of financial performance. We delivered to our shareholders results consistent with investment community expectations and, in fact, exceeded our target of 11.5% operating return on equity, ending the year at 11.7%. We delivered to our customers the continued pledge to build financial freedom for everyone. This is what it's all about—earning the trust of our various constituencies as we have done for the past 135 years.

Particularly today, in light of stock market volatility, the recent spate of corporate scandals, and the uncertain geopolitical landscape, customers want to deal with a company they can trust. They want a financially strong company that will be there for them, in good times and bad, to deliver on its guarantees and provide the products they need to feel secure and confident. They want to deal with employees they can trust to offer the highest level of objective advice and counsel. And they want to do business with a company which has integrity as one of its core values.

Customers want to do business with a company like MetLife, and this year we benefited from this flight to quality. Through disciplined and strategic financial management and solid business growth, we are increasingly well positioned in the marketplace. Our earnings, despite some significant market hurdles and a difficult operating environment, continue to reflect the diversity, strength and financial flexibility of MetLife's businesses.

In 2002, we continued to focus on our capital management. As volatile equity markets in 2002 caused rating agencies to take a more cautious view of the insurance industry, we worked quickly to defend our ratings by increasing capital in our primary insurance operating entity, Metropolitan Life Insurance Company. We did so, in part, from the sale of 17 real estate properties during the fourth quarter that had a carrying value of approximately $840 million. This special initiative, which is a portion of the company's total real estate sales program, provided us in excess of $500 million in statutory gains. Capital was also raised through a $1 billion debt offering in December, the proceeds of which were used to increase capital in Metropolitan Life Insurance Company and for other general corporate purposes. The combination of these and other actions enhanced Metropolitan Life Insurance Company's risk based capital ratio, a measure of financial strength and security used by regulators, rating agencies and investors.

> **Business Growth Outpaces the Market**

Throughout our lines of business, we surpassed a number of goals this year as we continued to grow and enhance our operations. The exceptional results of Institutional Business resulted in an operating return on allocated equity of 23.0%, as the business experienced strong top line sales growth and continued expense efficiencies. In fact, our business growth in many cases outpaced the market, a clear sign that we are improving our competitive positioning.

In 2002, we set out to reduce expenses in our Individual Business operation by $200 million, before income taxes. We exceeded our goal and delivered expense savings of $220 million, before income taxes. We realized these savings through rigorous expense discipline, aggressive utilization of technology and development of common platforms to support many of our functional operations.

In addition to the expense savings in Individual Business, our distribution channels in this operation nimbly shifted gears to accommodate market demands through their broad array of fixed offerings to compensate for the lower demand for variable products. Increases in whole life, universal life and term life insurance sales offset declines in equity-linked insurance products, while the launch of a new line of annuity products created new market opportunities in the agent and broker-dealer channels.

Through improved operating fundamentals, including rate increases, Auto & Home exceeded its goal of $155 million in operating earnings and achieved a combined ratio under 100%. And, through strategic and accretive acquisitions in Mexico and Chile, our International business nearly tripled its operating earnings while continuing to plant seeds for future growth.

> **Leveraging the Power of the Enterprise**

To broaden our services and capitalize on a trend in our business over the past several years—the increasing popularity of voluntary benefits in the workplace, such as life insurance, long-term care, auto and home insurance, and financial advice—we placed our Individual and Institutional Businesses under a shared services umbrella in 2002. The U.S. Insurance and Financial Services businesses, while distinct, leverage the strengths of our Individual Business and Institutional Business by creating a common administrative platform which will bring to bear the company's full resources to enhance top-line growth, create greater efficiencies, increase expense savings, bolster product development and accelerate the pace of technology enhancements. More importantly, we will be better positioned to serve our customers.

> **Achieving Milestones**

We made a number of business inroads in 2002, including continued success with eBusiness initiatives such as MyBenefits, MetDental.com and MetLink. By year-end, group life premiums, fees and other revenues were $5.16 billion, voluntary benefit premiums topped $3 billion, and retirement and savings entered the market with its new fully bundled 401(k) product. Annuity deposits were $7.89 billion, driven by increases in production by: MetLife Investors Group, up 98%; New England Financial, up 32%; MetLife Resources, up 16%; and, MetLife Financial Services, up 6%. Fixed annuity deposits were $1.47 billion and variable annuity deposits were $6.42 billion.

In the international arena, MetLife's acquisition of Mexico's Aseguradora Hidalgo S.A., vaulted us to the #1 spot in life insurance in that country. This acquisition enabled MetLife to further expand its presence in Mexico, a country in which we've had very good experience through MetLife Genesis, a wholly-owned subsidiary since 1992.

International is a growth area for MetLife as we continue to tap opportunities in underserved, yet growing markets worldwide. In fact, we are challenging International to grow operating earnings by 30% to 40% and operating revenues by 15% to 20% each year, obtaining leadership positions in three or four countries by 2005, and to contribute 7%-9% of the company's total operating revenues and operating earnings by that year.

> **MetLife and Snoopy**

Part of our strength as a company comes from our brand, one of the most widely recognized and trusted in the world. Snoopy is our corporate ambassador and has been an important part of our advertising campaigns for more than 17 years. In December 2002, we signed a new 10-year contract with United Media to continue the inclusion of Snoopy and the PEANUTS characters in MetLife's domestic and certain international advertising.

> **Setting Higher Standards for Performance**

MetLife's relentless focus on performance management continues to produce tangible results. Consider that six years ago, when we implemented performance management, our adjusted operating return on equity was 7%. As of December 31, 2002, our operating return on equity was 11.7%. What this tells me, and the broader investment community, is that we are driving results by rewarding performance. Within this culture, we continue to attract and retain top achievers. People are recognizing that MetLife is an exciting place to be.

With solid business strategies, capital strength and continued discipline around operational excellence, MetLife is very well positioned. Our tradition of trust and integrity has become a vital point of differentiation that has enabled MetLife to benefit from the flight to quality evidenced in today's marketplace. This is something we're proud of, and which is reaffirmed day-to-day as an integral part of how we manage our business.

MetLife's leadership in the world's financial service arena carries with it responsibilities as large as they are exciting. To me, there can be no doubt about our ability to deliver on our promises. There can be no question as to our honor. Earning marketplace respect, and your respect as our shareholders, is a priority for me, and for all employees of MetLife. Thank you for your continued commitment to MetLife's success.

Sincerely,

Robert H. Benmosche
Chairman of the Board and Chief Executive Officer
March 27, 2003

* Operating return on equity is defined as operating earnings divided by average equity (excluding unrealized investment gains and losses). Operating earnings is defined as net income excluding net investment gains or losses, net of income taxes. Operating earnings is a non-GAAP financial measure that management uses in managing the company's business and evaluating its results.

Adjusted operating return on equity also excludes $190 million, net of income taxes, of certain litigation-related charges.

Cautionary Statement on Forward-Looking Statements

This Annual Report, including the Management's Discussion and Analysis of Financial Condition and Results of Operations, contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to trends in the operations and financial results and the business and the products of the Registrant and its subsidiaries, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions. "MetLife" or the "Company" refers to MetLife, Inc., a Delaware corporation (the "Holding Company"), and its subsidiaries, including Metropolitan Life Insurance Company ("Metropolitan Life"). Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Company. Such forward-looking statements are not guarantees of future performance.

Actual results may differ materially from those included in the forward-looking statements as a result of risks and uncertainties including, but not limited to, the following: (i) changes in general economic conditions, including the performance of financial markets and interest rates; (ii) heightened competition, including with respect to pricing, entry of new competitors and the development of new products by new and existing competitors; (iii) unanticipated changes in industry trends; (iv) MetLife, Inc.'s primary reliance, as a holding company, on dividends from its subsidiaries to meet debt payment obligations and the applicable regulatory restrictions on the ability of the subsidiaries to pay such dividends; (v) deterioration in the experience of the "closed block" established in connection with the reorganization of Metropolitan Life; (vi) catastrophe losses; (vii) adverse litigation or arbitration results; (viii) regulatory, accounting or tax changes that may affect the cost of, or demand for, the Company's products or services; (ix) downgrades in the Company's and its affiliates' claims paying ability, financial strength or debt ratings; (x) changes in rating agency policies or practices; (xi) discrepancies between actual claims experience and assumptions used in setting prices for the Company's products and establishing the liabilities for the Company's obligations for future policy benefits and claims; (xii) discrepancies between actual experience and assumptions used in establishing liabilities related to other contingencies or obligations; (xiii) the effects of business disruption or economic contraction due to terrorism or other hostilities; and (xiv) other risks and uncertainties described from time to time in MetLife, Inc.'s filings with the U.S. Securities and Exchange Commission, including its S-1 and S-3 registration statements. The Company specifically disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Selected Financial Data

The following table sets forth selected consolidated financial information for the Company. The selected consolidated financial information for the years ended December 31, 2002, 2001, and 2000 and at December 31, 2002 and 2001 has been derived from the Company's audited consolidated financial statements included elsewhere herein. The selected consolidated financial information for the years ended December 31, 1999 and 1998 and at December 31, 2000, 1999 and 1998 has been derived from the Company's audited consolidated financial statements not included elsewhere herein. The following consolidated statements of income and consolidated balance sheet data have been prepared in conformity with GAAP. The following information should be read in conjunction with and is qualified in its entirety by the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements appearing elsewhere herein. Some previously reported amounts have been reclassified to conform with the presentation at and for the year ended December 31, 2002.

	For the Years Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in millions)				
Statements of Income Data					
Revenues:					
Premiums	$19,086	$17,212	$16,317	$12,088	$11,503
Universal life and investment-type product policy fees	2,139	1,889	1,820	1,433	1,360
Net investment income(1)	11,329	11,255	11,024	9,464	9,856
Other revenues	1,377	1,507	2,229	1,861	1,785
Net investment (losses) gains(1)(2)(3)	(784)	(603)	(390)	(70)	2,021
Total revenues(3)(4)	33,147	31,260	31,000	24,776	26,525
Expenses:					
Policyholder benefits and claims(5)	19,523	18,454	16,893	13,100	12,638
Interest credited to policyholder account balances	2,950	3,084	2,935	2,441	2,711
Policyholder dividends	1,942	2,086	1,919	1,690	1,651
Payments to former Canadian policyholders(3)	—	—	327	—	—
Demutualization costs	—	—	230	260	6
Other expenses(6)	7,061	7,022	7,401	6,210	7,544
Total expenses(3)(4)	31,476	30,646	29,705	23,701	24,550
Income from continuing operations before provision for income taxes	1,671	614	1,295	1,075	1,975
Provision for income taxes(1)(7)	516	227	421	522	699
Income from continuing operations	1,155	387	874	553	1,276
Income from discontinued operations, net of income taxes(1)	450	86	79	64	67
Net income	$ 1,605	$ 473	$ 953	$ 617	$ 1,343
Income from continuing operations after April 7, 2000 (date of demutualization)			$ 1,114		
Net income after April 7, 2000 (date of demutualization)			$ 1,173		

	At December 31,				
	2002	2001	2000	1999	1998
	(Dollars in millions)				
Balance Sheet Data					
Assets:					
General account assets	$217,692	$194,256	$183,912	$160,291	$157,278
Separate account assets	59,693	62,714	70,250	64,941	58,068
Total assets	$277,385	$256,970	$254,162	$225,232	$215,346
Liabilities:					
Life and health policyholder liabilities(8)	$162,569	$148,395	$140,040	$122,637	$122,726
Property and casualty policyholder liabilities(8)	2,673	2,610	2,559	2,318	1,477
Short-term debt	1,161	355	1,085	4,180	3,572
Long-term debt	4,425	3,628	2,400	2,494	2,886
Separate account liabilities	59,693	62,714	70,250	64,941	58,068
Other liabilities	28,214	21,950	20,349	14,972	11,750
Total liabilities	258,735	239,652	236,683	211,542	200,479
Company-obligated mandatorily redeemable securities of subsidiary trusts	1,265	1,256	1,090	—	—
Stockholders' Equity:					
Common stock, at par value(9)	8	8	8	—	—
Additional paid-in capital(9)	14,968	14,966	14,926	—	—
Retained earnings(9)	2,807	1,349	1,021	14,100	13,483
Treasury stock, at cost(9)	(2,405)	(1,934)	(613)	—	—
Accumulated other comprehensive income (loss)	2,007	1,673	1,047	(410)	1,384
Total stockholders' equity	17,385	16,062	16,389	13,690	14,867
Total liabilities and stockholders' equity	$277,385	$256,970	$254,162	$225,232	$215,346

	At or for the Years Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in millions, except per share data)				
Other Data					
Net income	$ 1,605	$ 473	$ 953	$ 617	$ 1,343
Return on equity(10)	10.8%	3.2%	6.5%	4.5%	9.4%
Total assets under management(11)	$299,166	$282,486	$301,325	$373,612	$360,703
Income from Continuing Operations Per Share Data(12)					
Basic earnings per share	$ 1.64	$ 0.52	$ 1.44	N/A	N/A
Diluted earnings per share	$ 1.58	$ 0.51	$ 1.41	N/A	N/A
Income from Discontinued Operations Per Share Data(12)					
Basic earnings per share	$ 0.64	$ 0.12	$ 0.08	N/A	N/A
Diluted earnings per share	$ 0.62	$ 0.11	$ 0.08	N/A	N/A
Net Income Per Share Data(12)					
Basic earnings per share	$ 2.28	$ 0.64	$ 1.52	N/A	N/A
Diluted earnings per share	$ 2.20	$ 0.62	$ 1.49	N/A	N/A
Dividends Declared Per Share	$ 0.21	$ 0.20	$ 0.20	N/A	N/A

(1) In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, income related to real estate sold or classified as held-for-sale for transactions initiated on or after January 1, 2002 is presented as discontinued operations. The following table presents the components of income from discontinued operations:

	For the Years Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in millions)				
Net investment income	$ 124	$ 125	$ 121	$ 100	$ 106
Net investment gains	582	—	—	—	—
Total revenues	706	125	121	100	106
Provision for income taxes	256	39	42	36	39
Income from discontinued operations	$ 450	$ 86	$ 79	$ 64	$ 67

(2) Investment gains and losses are presented net of related policyholder amounts. The amounts netted against investment gains and losses are the following:

	For the Years Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in millions)				
Gross investment (losses) gains	$(929)	$(737)	$(444)	$(137)	$2,629
Less amounts allocable to:					
Future policy benefit loss recognition	—	—	—	—	(272)
Deferred policy acquisition costs	(5)	(25)	95	46	(240)
Participating contracts	(7)	—	(126)	21	(96)
Policyholder dividend obligation	157	159	85	—	—
Net investment (losses) gains	$(784)	$(603)	$(390)	$ (70)	$2,021

Investment gains and losses have been reduced by (i) additions to future policy benefits resulting from the need to establish additional liabilities due to the recognition of investment gains, (ii) amortization of deferred policy acquisition costs, to the extent that such amortization results from investment gains and losses, (iii) adjustments to participating contractholder accounts when amounts equal to such investment gains and losses are applied to the contractholder's accounts, and (iv) adjustments to the policyholder dividend obligation resulting from investment gains and losses. This presentation may not be comparable to presentations made by other insurers.

(3) Includes the following combined financial statement data of Conning Corporation ("Conning"), which was sold in 2001, the Company's controlling interest in Nvest Companies, L.P. and its affiliates ("Nvest"), which were sold in 2000, MetLife Capital Holdings, Inc., which was sold in 1998, and the Company's Canadian operations and U.K. insurance operations, substantially all of which were sold in 1998:

	For the Years Ended December 31,			
	2001	2000	1999	1998
	(Dollars in millions)			
Total revenues	$32	$605	$655	$1,405
Total expenses	$33	$580	$603	$1,275

As a result of these sales, investment gains of $25 million, $663 million, and $520 million were recorded for the years ended December 31, 2001, 2000, and 1998, respectively.

In July 1998, Metropolitan Life sold a substantial portion of its Canadian operations to Clarica Life Insurance Company ("Clarica Life"). As part of that sale, a large block of policies in effect with Metropolitan Life in Canada were transferred to Clarica Life, and the holders of the transferred Canadian policies became policyholders of Clarica Life. Those transferred policyholders were no longer policyholders of Metropolitan Life and, therefore, were not entitled to compensation under the plan of reorganization. However, as a result of a commitment made in connection with obtaining Canadian regulatory approval of that sale and in connection with the demutualization, in 2000, Metropolitan Life's Canadian branch made cash payments to those who were, or were deemed to be, holders of these transferred Canadian policies. The payments were determined in a manner that is consistent with the treatment of, and fair and equitable to, eligible policyholders of Metropolitan Life.

(4) Included in total revenues and total expenses for the year ended December 31, 2002 are $421 million and $358 million, respectively, related to Aseguradora Hidalgo S.A., which was acquired in June 2002. Included in total revenues and total expenses for the year ended December 31, 2000 are $3,739 million and $3,561 million, respectively, related to GenAmerica, which was acquired in January 2000.

(5) Policyholder benefits and claims exclude ($150) million, ($159) million, $41 million, ($21) million, and $368 million for the years ended December 31, 2002, 2001, 2000, 1999, and 1998, respectively, of future policy benefit loss recognition, adjustments to participating contractholder accounts and changes in the policyholder dividend obligation that have been netted against net investment gains and losses as such amounts are directly related to such gains and losses. This presentation may not be comparable to presentations made by other insurers.

(6) Other expenses exclude $5 million, $25 million, ($95) million, ($46) million, and $240 million for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively, of amortization of deferred policy acquisition costs that have been netted against net investment gains and losses as such amounts are directly related to such gains and losses. This presentation may not be comparable to presentations made by other insurers.

(7) Provision for income taxes includes ($145) million, $125 million, and $18 million for surplus tax (credited) accrued by Metropolitan Life for the years ended December 31, 2000, 1999, and 1998, respectively. Prior to its demutualization, Metropolitan Life was subject to surplus tax imposed on mutual life insurance companies under Section 809 of the Internal Revenue Code.

(8) Policyholder liabilities include future policy benefits and other policyholder funds. Life and health policyholder liabilities also include policyholder account balances, policyholder dividends payable and the policyholder dividend obligation.

(9) For additional information regarding these items, see Notes 1 and 17 of Notes to Consolidated Financial Statements.

(10) Return on equity is defined as net income divided by average total equity, excluding accumulated other comprehensive income (loss).

(11) Includes MetLife's general account and separate account assets managed on behalf of third parties. Includes $21 billion of assets under management managed by Conning at December 31, 2000, which was sold in 2001. Includes $133 billion and $135 billion of assets under management managed by Nvest at December 31, 1999 and 1998, respectively, which was sold in 2000.

(12) Based on earnings subsequent to the date of demutualization. For additional information regarding net income per share data, see Note 19 of Notes to Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For purposes of this discussion, the terms "Company" or "MetLife" refer, at all times prior to the date of demutualization (as hereinafter defined), to Metropolitan Life Insurance Company ("Metropolitan Life"), a mutual life insurance company organized under the laws of the State of New York, and its subsidiaries, and at all times on and after the date of demutualization, to MetLife, Inc. (the "Holding Company"), a Delaware corporation, and its subsidiaries, including Metropolitan Life. Following this summary is a discussion addressing the consolidated results of operations and financial condition of the Company for the periods indicated. This discussion should be read in conjunction with the Company's consolidated financial statements included elsewhere herein.

Business Realignment Initiatives

During the fourth quarter of 2001, the Company implemented several business realignment initiatives, which resulted from a strategic review of operations and an ongoing commitment to reduce expenses. The following tables represent the original expenses recorded in the fourth quarter of 2001 and the remaining liability as of December 31, 2002:

	Pre-tax Charges Recorded in the Fourth Quarter of 2001			
	Institutional	Individual	Auto & Home	Total
	(Dollars in millions)			
Severance and severance-related costs	$ 9	$32	$ 3	$ 44
Facilities' consolidation costs	3	65	—	68
Business exit costs	387	—	—	387
Total	$399	$97	$ 3	$499

	Remaining Liability as of December 31, 2002			
	Institutional	Individual	Auto & Home	Total
	(Dollars in millions)			
Severance and severance-related costs	$—	$ 1	$—	$ 1
Facilities' consolidation costs	—	17	—	17
Business exit costs	40	—	—	40
Total	$40	$18	$—	$58

The business realignment initiatives resulted in savings of approximately $95 million, net of income tax, during 2002, comprised of approximately $33 million, $57 million and $5 million in the Institutional, Individual and Auto & Home segments, respectively.

Institutional. The charges to this segment in the fourth quarter of 2001 include costs associated with exiting a business, including the write-off of goodwill, severance and severance-related costs, and facilities' consolidation costs. These expenses are the result of the discontinuance of certain 401(k) recordkeeping services and externally-managed guaranteed index separate accounts. These actions resulted in charges to policyholder benefits and claims and other expenses of $215 million and $184 million, respectively. During the fourth quarter of 2002, approximately $30 million of the charges recorded in 2001 were released into income primarily as a result of the accelerated implementation of the Company's exit from the large market 401(k) business. The business realignment initiatives will ultimately result in the elimination of approximately 930 positions. As of December 31, 2002, there were approximately 340 terminations to be completed. The Company continues to carry a liability as of December 31, 2002 since the exit plan could not be completed within one year due to circumstances outside the Company's control and since certain of its contractual obligations extended beyond one year.

Individual. The charges to this segment in the fourth quarter of 2001 include facilities' consolidation costs, severance and severance-related costs, which predominately stem from the elimination of approximately 560 non-sales positions and 190 operations and technology positions supporting this segment. As of December 31, 2002, there were approximately 25 terminations to be completed. These costs were recorded in other expenses. The remaining liability as of December 31, 2002 is due to certain contractual obligations that extended beyond one year.

Auto & Home. The charges to this segment in the fourth quarter of 2001 include severance and severance-related costs associated with the elimination of approximately 200 positions. All terminations were completed as of December 31, 2002. The costs were recorded in other expenses.

September 11, 2001 Tragedies

On September 11, 2001 terrorist attacks occurred in New York, Washington, D.C. and Pennsylvania (the "tragedies") triggering a significant loss of life and property which had an adverse impact on certain of the Company's businesses. The Company has direct exposure to these events with claims arising from its Individual, Institutional, Reinsurance and Auto & Home insurance coverages, and it believes the majority of such claims have been reported or otherwise analyzed by the Company.

The Company's original estimate of the total insurance losses related to the tragedies, which was recorded in the third quarter of 2001, was $208 million, net of income taxes of $117 million. Net income for the year ended December 31, 2002 includes a $17 million, net of income taxes of $9 million, benefit from the reduction of the liability associated with the tragedies. The revision to the liability is the result of an analysis completed during the fourth quarter of 2002, which focused on the emerging incidence experienced over the past 12 months associated with certain disability products. As of December 31, 2002, the Company's remaining liability for unpaid and future claims associated with the tragedies was $47 million, principally related to disability coverages. This estimate has been and will continue to be subject to revision in subsequent periods, as claims are received from insureds and the claims to reinsurers are identified and processed. Any revision to the estimate of gross losses and reinsurance recoveries in subsequent periods will affect net income in such periods. Reinsurance recoveries are dependent on the continued creditworthiness of the reinsurers, which may be adversely affected by their other reinsured losses in connection with the tragedies.

The Company's general account investment portfolios include investments, primarily comprised of fixed maturities, in industries that were affected by the tragedies, including airline, other travel, lodging and insurance. Exposures to these industries also exist through mortgage loans and investments in real estate. The carrying value of the Company's investment portfolio exposed to industries affected by the tragedies was approximately $3.7 billion at December 31, 2002.

The long-term effects of the tragedies on the Company's businesses cannot be assessed at this time. The tragedies have had significant adverse effects on the general economic, market and political conditions, increasing many of the Company's business risks. This may have a negative effect on MetLife's businesses and results of operations over time. In particular, the declines in share prices experienced after the reopening of the U.S. equity markets following the tragedies have contributed, and may continue to contribute, to a decline in separate account assets, which in turn may have an adverse effect on fees earned in the Company's businesses. In addition, the Company has received and expects to continue to receive disability claims from individuals resulting from the tragedies.

The Demutualization

On April 7, 2000 (the "date of demutualization"), pursuant to an order by the New York Superintendent of Insurance (the "Superintendent") approving its plan of reorganization, as amended (the "plan"), Metropolitan Life converted from a mutual life insurance company to a stock life insurance company and became a wholly-owned subsidiary of the Holding Company. In conjunction therewith, each policyholder's membership interest was extinguished and each eligible policyholder received, in exchange for that interest, trust interests representing shares of Common Stock held in the MetLife Policyholder Trust, cash or an adjustment to their policy values in the form of policy credits, as provided in the plan. In addition, Metropolitan Life's Canadian branch made cash payments to holders of certain policies transferred to Clarica Life Insurance Company in connection with the sale of a substantial portion of Metropolitan Life's Canadian operations in 1998, as a result of a commitment made in connection with obtaining Canadian regulatory approval of that sale. The payments, which were recorded in the second quarter of 2000, were determined in a manner that was consistent with the treatment of, and fair and equitable to, eligible policyholders of Metropolitan Life.

On the date of demutualization, the Holding Company conducted an initial public offering of 202,000,000 shares of its Common Stock and concurrent private placements of an aggregate of 60,000,000 shares of its Common Stock at an offering price of $14.25 per share. The shares of Common Stock issued in the offerings are in addition to 494,466,664 shares of Common Stock of the Holding Company distributed to the Metropolitan Life Policyholder Trust for the benefit of policyholders of Metropolitan Life in connection with the demutualization. On April 10, 2000, the Holding Company issued 30,300,000 additional shares of its Common Stock as a result of the exercise of over-allotment options granted to underwriters in the initial public offering.

Concurrently with these offerings, MetLife, Inc. and MetLife Capital Trust I, a Delaware statutory business trust wholly-owned by MetLife, Inc. (the "Trust"), issued 20,125,000 8.00% equity security units ("units") for an aggregate offering price of $1,006 million. Each unit originally consisted of (i) a contract to purchase, for $50, shares of Common Stock on May 15, 2003, and (ii) a capital security of the Trust, with a stated liquidation amount of $50. In accordance with the terms of the units, the Trust was dissolved on February 5, 2003 and $1,006 million aggregate principal amount of 8% debentures of the Holding Company (the "MetLife debentures"), the sole asset of the Trust, were distributed to the unit holders. As required by the terms of the units, the MetLife debentures were remarketed on behalf of the debenture holders on February 12, 2003 and the interest rate on the MetLife debentures was reset as of February 15, 2003 to 3.911% per annum for a yield to maturity of 2.876%.

On the date of demutualization, Metropolitan Life established a closed block for the benefit of holders of certain individual life insurance policies of Metropolitan Life.

Acquisitions and Dispositions

In June 2002, the Company acquired Aseguradora Hidalgo S.A. ("Hidalgo"), an insurance company based in Mexico with approximately $2.5 billion in assets as of the date of acquisition. The purchase price is subject to adjustment under certain provisions of the purchase agreement. The Company does not expect that any purchase price adjustment will have an impact on its consolidated statements of income. The Company is in the process of integrating Hidalgo and Seguros Genesis, S.A., ("Genesis"), MetLife's wholly-owned Mexican subsidiary headquartered in Mexico City, to operate as a combined entity under the name MetLife Mexico.

In November 2001, the Company acquired Compania de Seguros de Vida Santander S.A. and Compania de Reaseguros de Vida Soince Re S.A., wholly-owned subsidiaries of Santander Central Hispano in Chile. These acquisitions marked MetLife's entrance into the Chilean insurance market.

In July 2001, the Company completed its sale of Conning Corporation ("Conning"), an affiliate acquired in the acquisition of GenAmerica Financial Corporation ("GenAmerica") in 2000. Conning specialized in asset management for insurance company investment portfolios and investment research.

In May 2001, the Company acquired Seguradora America Do Sul S.A., a life and pension company in Brazil. Seasul has been integrated into MetLife's wholly-owned Brazilian subsidiary, Metropolitan Life Seguros e Previdencia Privada S.A.

In February 2001, the Holding Company consummated the purchase of Grand Bank, N.A., which was renamed MetLife Bank, N.A. ("MetLife Bank"). MetLife Bank provides banking services to individuals and small businesses in the Princeton, New Jersey area. On February 12, 2001, the Federal Reserve Board approved the Holding Company's application for bank holding company status and to become a financial holding company upon its acquisition of Grand Bank, N.A.

During the second half of 2000, Reinsurance Group of America, Incorporated ("RGA") acquired the interest in RGA Financial Group, LLC it did not already own.

In October 2000, the Company completed the sale of its 48% ownership interest in its affiliates, Nvest, L.P. and Nvest Companies L.P.

In July 2000, the Company acquired the workplace benefits division of Business Men's Assurance Company ("BMA"), a Kansas City, Missouri-based insurer.

In April 2000, Metropolitan Life acquired the outstanding shares of Conning common stock not already owned by Metropolitan Life.

In January 2000, Metropolitan Life completed its acquisition of GenAmerica, a holding company which included General American Life Insurance Company ("General American"), approximately 49% of the outstanding shares of RGA common stock, and 61% of the outstanding shares of Conning common stock, which was subsequently sold in 2001. Metropolitan Life owned 9% of the outstanding shares of RGA common stock prior to the completion of the GenAmerica acquisition. During 2002, the Company purchased an additional 327,600 shares of RGA's outstanding common stock at an aggregate price of $9.5 million to offset potential future dilution of the Company's holding of RGA's common stock arising from the issuance by RGA of company-obligated mandatorily redeemable securities of a subsidiary trust in December 2001. These purchases increased the Company's ownership percentage of outstanding shares of RGA common stock from approximately 58% at December 31, 2001 to approximately 59% at December 31, 2002.

Summary of Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The critical accounting policies, estimates and related judgments underlying the Company's consolidated financial statements are summarized below. In applying these accounting policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations.

Investments

The Company's principal investments are in fixed maturities, mortgage loans and real estate, all of which are exposed to three primary sources of investment risk: credit, interest rate and market valuation. The financial statement risks are those associated with the recognition of impairments and income, as well as the determination of fair values. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; and (vi) other subjective factors, including concentrations and information obtained from regulators and rating agencies. In addition, the earnings on certain investments are dependent upon market conditions, which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets. The determination of fair values in the absence of quoted market values is based on valuation methodologies, securities the Company deems to be comparable and assumptions deemed appropriate given the circumstances. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

Derivatives

The Company enters into freestanding derivative transactions primarily to manage the risk associated with variability in cash flows related to the Company's financial assets and liabilities or to changing fair values. The Company also purchases investment securities and issues certain insurance and reinsurance policies with embedded derivatives. The associated financial statement risk is the volatility in net income which can result from (i) changes in fair value of derivatives not qualifying as accounting hedges, and (ii) ineffectiveness of designated hedges in an environment of changing interest rates or fair values. In addition, accounting for derivatives is complex, as evidenced by significant authoritative interpretations of the primary accounting standards which continue to evolve, as well as the significant judgments and estimates involved in determining fair value in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate in the circumstances. Such assumptions include estimated market volatility and interest rates used in the determination of fair value where quoted market values are not available. The use of different assumptions may have a material effect on the estimated fair value amounts.

Deferred Policy Acquisition Costs

The Company incurs significant costs in connection with acquiring new insurance business. These costs, which vary with and are primarily related to the production of new business, are deferred. The recovery of such costs is dependent upon the future profitability of the related business. The amount of future profit is dependent principally on investment returns, mortality, morbidity, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns are most likely to impact the rate of amortization of such costs. The aforementioned factors enter into management's estimates of gross margins and profits, which generally are used to amortize such costs. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future gross margins and profits are less than amounts deferred. In addition, the Company utilizes the reversion to the mean assumption, a standard industry practice, in its determination of the amortization of deferred policy acquisition costs. This practice assumes that the expectation for long-term appreciation in equity markets is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred.

Future Policy Benefits

The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, annuities and disability insurance. Generally, amounts are payable over an extended period of time and the profitability of the products is dependent on the pricing of the products. Principal assumptions used in pricing policies and in the establishment of liabilities for future policy benefits are mortality, morbidity, expenses, persistency, investment returns and inflation.

The Company also establishes liabilities for unpaid claims and claims expenses for property and casualty insurance. Pricing of this insurance takes into account the expected frequency and severity of losses, the costs of providing coverage, competitive factors, characteristics of the insured and the property covered, and profit considerations. Liabilities for property and casualty insurance are dependent on estimates of amounts payable for claims reported but not settled and claims incurred but not reported. These estimates are influenced by historical experience and actuarial assumptions of current developments, anticipated trends and risk management strategies.

Differences between the actual experience and assumptions used in pricing these policies and in the establishment of liabilities result in variances in profit and could result in losses.

Reinsurance

The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance. Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish policy benefits and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed above. Additionally, for each of its reinsurance contracts, the Company must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. The Company must review all contractual features, particularly those that may limit the amount of insurance risk to which the Company is subject or features that delay the timely reimbursement of claims. If the Company determines that a contract does not expose it to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting.

Litigation

The Company is a party to a number of legal actions. Given the inherent unpredictability of litigation, it is difficult to estimate the impact of litigation on the Company's consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities related to certain lawsuits, including the Company's asbestos-related liability, are especially difficult to estimate due to the limitation of available data and uncertainty regarding numerous variables used to determine amounts recorded. The data and variables that impact the assumption used to estimate the Company's asbestos-related liability include the number of future claims, the cost to resolve claims, the disease mix and severity of disease, the jurisdiction of claims filed, tort reform efforts and the impact of any possible future adverse verdicts and their amounts. It is possible that an adverse outcome in certain of the Company's litigation, including asbestos-related cases, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

Employee Benefit Plans

The Company sponsors pension and other retirement plans in various forms covering employees who meet specified eligibility requirements. The reported expense and liability associated with these plans requires an extensive use of assumptions which include the discount rate, expected return on plan assets and rate of future compensation increases as determined by the Company. Management determines these assumptions based upon currently available market and industry data, historical performance of the plan and its assets, and consultation with an independent consulting actuarial firm to aid it in selecting appropriate assumptions and valuing its related liabilities. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. These differences may have a significant effect on the Company's consolidated financial statements and liquidity.

The actuarial assumptions used in the calculation of the Company's aggregate projected benefit obligation may vary and include an expectation of long-term market appreciation in equity markets which is not changed by minor short-term market fluctuations, but does change when large interim deviations occur. For the largest of the plans sponsored by the Company (the Metropolitan Life Retirement Plan for United States Employees, with a projected benefit obligation of $4.3 billion or 98.6% of all qualified plans at December 31, 2002), the discount rate, expected rate of return on plan assets, and the range of rates of future compensation increases used in that plan's valuation at December 31, 2002 were 6.75%, 9% and 4% to 8%, respectively. The expected rate of return on plan assets for use in that plan's valuation in 2003 is currently anticipated to be 8.5%.

Results of Operations

The following table presents consolidated financial information for the years indicated:

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Revenues			
Premiums	$19,086	$17,212	$16,317
Universal life and investment-type product policy fees	2,139	1,889	1,820
Net investment income	11,329	11,255	11,024
Other revenues	1,377	1,507	2,229
Net investment losses (net of amounts allocable to other accounts of ($145), ($134) and ($54), respectively)	(784)	(603)	(390)
Total revenues	33,147	31,260	31,000
Expenses			
Policyholder benefits and claims (excludes amounts directly related to net investment losses of ($150), ($159) and $41, respectively)	19,523	18,454	16,893
Interest credited to policyholder account balances	2,950	3,084	2,935
Policyholder dividends	1,942	2,086	1,919
Payments to former Canadian policyholders	—	—	327
Demutualization costs	—	—	230
Other expenses (excludes amounts directly related to net investment losses of $5, $25 and ($95), respectively)	7,061	7,022	7,401
Total expenses	31,476	30,646	29,705
Income from continuing operations before provision for income taxes	1,671	614	1,295
Provision for income taxes	516	227	421
Income from continuing operations	1,155	387	874
Income from discontinued operations, net of income taxes	450	86	79
Net income	$ 1,605	$ 473	$ 953

Year ended December 31, 2002 compared with the year ended December 31, 2001 — The Company

Premiums increased by $1,874 million, or 11%, to $19,086 million for the year ended December 31, 2002 from $17,212 million for the comparable 2001 period. This variance is primarily attributable to increases in the Institutional, International and Reinsurance segments. A $966 million increase in Institutional is largely due to sales growth in its group life, dental, disability and long-term care businesses, a sale of a significant retirement and savings contract in the second quarter of 2002, as well as new sales throughout 2002 in this segment's structured settlements and traditional annuity products. The June 2002 acquisition of Hidalgo, the 2001 acquisitions in Chile and Brazil and the sale of an annuity contract in the first quarter of 2002 to a Canadian trust company are the primary drivers of a $665 million increase in International. A portion of the increase in International is also attributable to business growth in South Korea, Mexico (excluding Hidalgo), Spain and Taiwan. In addition, an increase in Canada due to the restructuring of a pension contract from an investment-type product to a long-term annuity contributed to this variance. New premiums from facultative and automatic treaties, and renewal premiums on existing blocks of business contributed to a $243 million increase in the Reinsurance segment.

Universal life and investment-type product policy fees increased by $250 million, or 13%, to $2,139 million for the year ended December 31, 2002 from $1,889 million for the comparable 2001 period. This variance is primarily attributable to the Individual, International and Institutional segments. A $120 million favorable variance in Individual is due to an increase in policy fees from insurance products, primarily due to higher revenue from insurance fees, which increase as the average separate account asset base supporting the underlying minimum death benefits declines. The average separate account asset base has declined in 2002 in response to poor equity market performance. These increases are partially offset by lower policy fees from annuity and investment-type products generally resulting from poor equity market performance despite growth in annuity deposits. Management would expect policy fees from annuity and investment-type products to continue to be adversely impacted while revenues from insurance fees on variable life products would be expected to rise if average separate account asset levels continue to decline. A $106 million increase in International is largely due to the acquisition of Hidalgo and the acquisitions in Chile, partially offset by a decrease in Spain due to the cessation of product lines offered through a joint venture with Banco Santander Central Hispano, S.A., ("Banco Santander") in 2001. A $23 million increase in Institutional is principally due to a fee related to the renegotiation of a portion of a bank-owned life insurance contract, as well as growth in existing business in the group universal life product.

Net investment income increased by $74 million, or 1%, to $11,329 million for the year ended December 31, 2002 from $11,255 million for the comparable 2001 period. This variance is primarily attributable to increases of (i) $61 million, or 1%, in income from fixed maturities, (ii) $54 million, or 12%, in income from real estate and real estate joint ventures held-for-investment, net of investment expenses and depreciation, (iii) $35 million, or 2%, in income on mortgage loans on real estate, (iv) $7 million, or 1%, in interest income on policy loans, and (v) lower investment expenses of $9 million, or 4%. These variances are partially offset by decreases of (i) $47 million, or 17%, in income on cash, cash equivalents and short-term investments, (ii) $31 million, or 12%, in income on other invested assets, and (iii) $14 million, or 14%, in income from equity securities and other limited partnership interests.

The increase in income from fixed maturities to $8,092 million in 2002 from $8,031 million in 2001 is largely due to a higher asset base, primarily resulting from increased cash flows from sales of insurance and the acquisitions in Mexico and Chile. In addition, securities lending income was higher due to increased activity and a more favorable cost of funds. The increases in income from fixed maturities are partially offset by decreases resulting from lower reinvestment rates and a decline in bond prepayment fees. The increase in income from real estate and real estate joint ventures held-for-investment to $513 million in 2002 from $459 million in 2001 is primarily due to the transfer of the Company's One Madison Avenue, New York property from a company use property to an investment property in 2002. The increase in income on mortgage loans on real estate to $1,883 million in 2002 from $1,848 million in 2001 is due primarily to a higher asset base from new loan production, partially offset by lower mortgage rates. The increase in interest income from policy loans to $543 million in 2002 from $536 million in 2001 is largely due to increased loans outstanding. The decrease in income from cash, cash equivalents and short-term investments to $232 million in 2002 from $279 million in 2001 is due to declining interest rates coupled with a decrease in the asset base. The decrease in net investment income from other invested assets to $218 million in 2002 from $249 million in 2001 is largely due to lower derivative income, partially offset by an increase in reinsurance contracts' funds withheld at interest. The decline in income from equity securities and other limited partnership interests to $83 million in 2002 from $97 million in 2001 primarily resulted from lower dividend income from equity securities, partially offset by higher limited corporate partnership distributions.

The increase in net investment income is attributable to increases in the International, Individual and Reinsurance segments, partially offset by decreases in Corporate & Other, and the Institutional and Auto & Home segments. A $194 million increase in International is due to a higher asset base resulting from the acquisitions in Mexico and Chile. Individual increased by $71 million primarily due to higher income from securities lending and limited corporate partnership distributions, partially offset by lower bond prepayment fee income. The Reinsurance segment increased $31 million largely resulting from an increase in reinsurance contracts' funds withheld at interest. The decrease in Corporate & Other of $149 million is due to a lower asset base, resulting from funding International's acquisitions in Mexico and Chile, as well as the Company's common stock repurchases, partially offset by higher income from securities lending. Institutional decreased $38 million predominantly as a result of decreased limited partnership, equity-linked note and bond prepayment fee income. Auto & Home decreased $23 million primarily due to lower reinvestment rates.

Other revenues decreased by $130 million, or 9%, to $1,377 million for the year ended December 31, 2002 from $1,507 million for the comparable 2001 period. This variance is primarily attributable to decreases in the Individual, Institutional and Asset Management segments, partially offset by an increase in Corporate & Other. Individual decreased by $77 million resulting from lower commission and fee income associated with decreased volume in the broker/dealer and other subsidiaries as a result of the depressed equity markets. A $40 million decrease in Institutional is primarily due to a $73 million reduction in administrative fees as a result of the Company's exit from the large market 401(k) business in late 2001, as well as lower fees earned on investments in separate accounts resulting generally from poor equity market performance. This reduction is partially offset by a $33 million increase in group insurance due to growth in the administrative service businesses and a settlement received in 2002 related to the Company's former medical business. A $32 million decrease in Asset Management is primarily due to the sale of Conning in July 2001. These variances were partially offset by an increase of $16 million in Corporate & Other principally due to the sale of a company-occupied building and income earned on corporate-owned life insurance ("COLI") purchased during 2002, partially offset by an increase in the elimination of intersegment activity.

The Company's investment gains and losses are net of related policyholder amounts. The amounts netted against investment gains and losses are (i) amortization of deferred policy acquisition costs, to the extent that such amortization results from investment gains and losses, (ii) adjustments to participating contractholder accounts when amounts equal to such investment gains and losses are applied to the contractholder's accounts, and (iii) adjustments to the policyholder dividend obligation resulting from investment gains and losses.

Net investment losses increased by $181 million, or 30%, to $784 million for the year ended December 31, 2002 from $603 million for the comparable 2001 period. This increase reflects total investment losses, before offsets, of $929 million (including gross gains of $2,028 million, gross losses of $1,469 million, and writedowns of $1,488 million), an increase of $192 million, or 26%, from $737 million in 2001. Offsets include the amortization of deferred policy acquisition costs of ($5) million and ($25) million in 2002 and 2001, respectively, and changes in the policyholder dividend obligation of $157 million and $159 million in 2002 and 2001, respectively, and adjustments to participating contracts of ($7) million in 2002. Refer to "— Investments" beginning on page 26 for a discussion of the Company's investment portfolio.

The Company believes its policy of netting related policyholder amounts against investment gains and losses provides important information in evaluating its performance. Investment gains and losses are often excluded by investors when evaluating the overall financial performance of insurers. The Company believes its presentation enables readers to easily exclude investment gains and losses and the related effects on the consolidated statements of income when evaluating its performance. The Company's presentation of investment gains and losses, net of policyholder amounts, may be different from the presentation used by other insurance companies and, therefore, amounts in its consolidated statements of income may not be comparable to amounts reported by other insurers.

Policyholder benefits and claims increased by $1,069 million, or 6%, to $19,523 million for the year ended December 31, 2002 from $18,454 million for the comparable 2001 period. This variance is attributable to increases in the International, Institutional and Reinsurance segments, partially offset by a decrease in the Auto & Home segment. A $699 million increase in International is primarily due to the acquisition of Hidalgo, the acquisitions in Chile and Brazil, the aforementioned sale of an annuity contract, the restructuring of a Canadian pension contract and business growth in South Korea, Mexico (excluding Hidalgo), Taiwan and Spain. An increase in Institutional of $415 million is commensurate with the growth in premiums as discussed above, largely offset by the establishment of a liability in 2001 related to the September 11, 2001 tragedies and the 2001 fourth quarter business realignment initiatives. An increase in Reinsurance of $70 million is commensurate with the growth in premiums discussed above. These increases were partially offset by a decrease of $102 million in the Auto & Home segment. The variance in Auto & Home is largely due to improved claim frequency resulting from milder winter weather, lower catastrophe levels and fewer personal umbrella claims, partially offset by an increase in current year bodily injury and no-fault severities and costs associated with the processing of the New York assigned risk business.

Interest credited to policyholder account balances decreased by $134 million, or 4%, to $2,950 million for the year ended December 31, 2002 from $3,084 million for the comparable 2001 period. This variance is attributable to decreases in the Individual and Institutional segments, partially offset by increases in the International and Reinsurance segments. A $105 million decrease in Individual is primarily due to the establishment in 2001 of a policyholder liability with respect to certain group annuity contracts at New England Financial. Excluding this policyholder liability, interest credited expense increased slightly in response to an increase in policyholder account balances, which is primarily attributable to sales growth despite declines in interest crediting rates. An $81 million decrease in Institutional is primarily due to a decline in average crediting rates resulting from the current interest rate environment. These variances are partially offset by a net increase of $28 million in International. This increase is principally due to the acquisition of Hidalgo, partially offset by a reduction in the number of investment-type policies in-force in Argentina. In addition, a $24 million increase in Reinsurance is primarily due to several new deferred annuity reinsurance agreements executed during 2002.

Policyholder dividends decreased by $144 million, or 7%, to $1,942 million for the year ended December 31, 2002 from $2,086 million for the comparable 2001 period. This variance is attributable to a decrease in the Institutional segment resulting from unfavorable mortality experience of several large group clients. Institutional policyholder dividends vary from period to period based on participating contract experience, which is recorded in policyholder benefits and claims.

Other expenses increased by $39 million, or 1%, to $7,061 million for the year ended December 31, 2002 from $7,022 million for the comparable 2001 period. Excluding the capitalization and amortization of deferred policy acquisition costs, which are discussed below, other expenses increased by $114 million, or 2%, to $7,762 million in 2002 from $7,648 million in 2001. Excluding the capitalization and amortization of deferred policy acquisition costs and the change in accounting as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, ("SFAS 142"), which eliminates the amortization of goodwill and certain other intangibles, other expenses increased by $161 million. This variance is primarily attributable to increases in the Reinsurance and International segments, as well as in Corporate & Other, partially offset by decreases in the Institutional, Individual and Asset Management segments. A $209 million increase in Reinsurance is primarily attributable to increases in allowances paid, primarily driven by high-allowance business in the U.K. along with strong growth in the U.S. and Asia/Pacific regions. An increase of $166 million in International expenses is primarily due to the acquisition of Hidalgo, the acquisitions in Chile and Brazil, as well as business growth in South Korea, Mexico (excluding Hidalgo), and Hong Kong. An increase in Corporate & Other of $112 million is primarily due to increases in legal and interest expenses. The 2002 period includes a $266 million charge to increase the Company's asbestos-related liability and expenses to cover costs associated with the resolution of federal government investigations of General American's former Medicare business. These increases are partially offset by a $250 million charge recorded in the fourth quarter of 2001 to cover costs associated with the resolution of class action lawsuits and a regulatory inquiry pending against Metropolitan Life involving alleged race-conscious insurance underwriting practices prior to 1973. The increase in interest expenses is primarily due to increases in long-term debt resulting from the issuance of $1.25 billion and $1 billion of senior debt in November 2001 and December 2002, respectively, partially offset by a decrease in commercial paper in 2002. In addition, a decrease in the elimination of intersegment activity contributed to the variance. A decrease of $181 million in Institutional is due to higher expenses resulting from the business realignment initiatives accrual in the fourth quarter 2001 (primarily the Company's exit from the large market 401(k) business), $30 million of which was released into income in the fourth quarter of 2002. This decrease is partially offset by an increase in 2002 operational expenses for dental and disability and group insurance's non-deferrable expenses commensurate with the aforementioned premium growth, as well as higher pension and post-retirement benefit expenses. A decrease of $105 million in Individual is due to continued expense management initiatives, including reduced compensation-related expenses, a decline in business realignment expenses that were incurred in 2001 and reductions in volume-related commission expenses in the broker/dealer and other subsidiaries. These declines are partially offset by higher pension and post-retirement benefit expenses and an increase in expenses stemming from sales growth in new annuity and investment-type products. In addition, a decrease of $39 million in Asset Management is primarily due to the sale of Conning in July 2001. Primarily as a result of changes in expected rate of return and discount rate assumptions effective for 2003, the Company currently anticipates its pension expense will increase by approximately $115 million, net of income tax, for the year ending December 31, 2003 from the comparable 2002 period.

Deferred policy acquisition costs are principally amortized in proportion to gross margins and profits, including investment gains or losses. The amortization is allocated to investment gains and losses to provide consolidated statement of income information regarding the impact of investment gains and losses on the amount of the amortization, and other expenses to provide amounts related to gross margins and profits originating from transactions other than investment gains and losses.

Capitalization of deferred policy acquisition costs increased by $301 million, or 15%, to $2,340 million for the year ended December 31, 2002 from $2,039 million for the comparable 2001 period. This variance is primarily due to increases in the Reinsurance, Individual, International and Institutional segments. A $125 million increase in Reinsurance is commensurate with the increase in allowances paid. A $111 million increase in Individual is due to higher sales of annuity and investment-type products, resulting in higher commissions and other deferrable expenses. A $51 million increase in International is primarily due to the 2002 acquisition of Hidalgo and overall business growth in South Korea, partially offset by a decrease in Argentina due to the reduction in business caused by the overall economic environment. A $22 million increase in Institutional is primarily due to growth in sales commissions and fees for disability products sold by Institutional. Total amortization of deferred policy acquisitions costs increased by $206 million, or 14%, to $1,644 million in 2002 from $1,438 million in 2001. Amortization of $1,639 million and $1,413 million are allocated to other expenses in 2002 and 2001, respectively, while the remainder of the amortization in each period is allocated to investment gains and losses. The increase in amortization allocated to other expenses is attributable to increases in the Individual, International and Reinsurance segments. An increase of $111 million in Individual is due to the impact of the depressed equity markets and changes in the estimates of future gross profits. In 2002, estimates of future dividend scales, future maintenance expenses, future rider margins, and future reinsurance recoveries were revised. In 2001, estimates of future fixed account interest spreads, future gross margins and profits related to separate accounts and future mortality margins were revised. An increase in International of $64 million is primarily due to loss recognition in Argentina as a result of the economic environment, primarily the devaluation of its currency. The remaining increase was due to new business in South Korea, Taiwan, and the June 2002 acquisition of Hidalgo. An increase in Reinsurance of $55 million is due to growth in the business, commensurate with the growth in premiums described above.

Income tax expense for the year ended December 31, 2002 was $516 million, or 31% of income from continuing operations before provision for income taxes, compared with $227 million, or 37%, for the comparable 2001 period. The 2002 effective tax rate differs from the federal corporate tax rate of 35% primarily due to the impact of non-taxable investment income. The 2001 effective tax rate differs from the federal corporate tax rate of 35%, due to an increase in prior year income taxes on capital gains.

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), income related to the Company's real estate which was identified as held-for-sale on or after January 1, 2002 is presented as discontinued operations for the years ended December 31, 2002, 2001 and 2000. The income from discontinued operations is comprised of net investment income and net investment gains related to 47 properties that the Company began marketing for sale on or after January 1, 2002. For the year ended December 31, 2002, the Company recognized $582 million of net investment gains from discontinued operations due primarily to the sale of 36 properties.

Year ended December 31, 2001 compared with the year ended December 31, 2000 — The Company

Premiums grew by $895 million, or 5%, to $17,212 million for the year ended December 31, 2001 from $16,317 for the comparable 2000 period. This variance is attributable to increases in the Institutional, Reinsurance, International and Auto & Home segments, partially offset by a decrease in the Individual segment. An improvement of $388 million in the Institutional segment is predominantly the result of sales growth and continued favorable policyholder retention in this segment's dental, disability and long-term care businesses. In addition, significant premiums received from several existing group life customers in 2001 and the BMA acquisition in 2000 resulted in higher premiums. The 2000 balance includes $124 million in additional insurance coverages purchased by existing customers with funds received in the demutualization and significant premiums received from existing retirement and savings customers. New premiums from facultative and automatic treaties and renewal premiums on existing blocks of business all contributed to the $312 million premium growth in the Reinsurance segment. A $186 million rise in the International segment is due to growth in Mexico, South Korea, Spain and Taiwan, as well as acquisitions in Brazil and Chile. These variances were partially offset by a decline in Argentinean individual life premiums, reflecting the impact of economic and political events in that country. Higher average premium resulting from rate increases is the primary driver of a $119 million rise in the Auto & Home segment. A $110 million decline in the Individual segment is attributable to lower sales of traditional life insurance policies, which reflects a continued shift in customer preference from those policies to variable life products.

Universal life and investment-type product policy fees increased by $69 million, or 4%, to $1,889 million for the year ended December 31, 2001 from $1,820 million for the comparable 2000 period. This variance is due to increases in the Institutional and Individual segments, partially offset by a decline in the International segment. Growth in sales and deposits of group universal life and COLI products resulted in a $45 million increase in the Institutional segment. A $39 million rise in the Individual segment is predominantly the result of higher fees from variable life products reflecting a shift in customer preferences from traditional life products. A decrease of $15 million in the International segment is primarily due to reduced fees in Spain resulting from fewer assets under management. This is a result of a planned cessation of product lines offered through a joint venture with Banco Santander.

Net investment income increased by $231 million, or 2%, to $11,255 million for the year ended December 31, 2001 from $11,024 million for the comparable 2000 period. This change is due to higher income from (i) mortgage loans on real estate of $155 million, or 9%, (ii) fixed maturities of $116 million, or 1%, (iii) other invested assets of $87 million, or 54%, and (iv) interest income on policy loans of $21 million, or 4%. These positive variances are partially offset by lower income from (i) equity securities and other limited partnership interests of $86 million, or 47%, (ii) real estate and real estate joint ventures held-for-investment, net of investment expenses and depreciation, of $49 million, or 10%, (iii) cash, cash equivalents and short-term investments of $9 million, or 3%, and (iv) higher investment expenses of $4 million, or 2%.

The increase in income from mortgage loans on real estate to $1,848 million in 2001 from $1,693 million in 2000 is predominantly the result of higher mortgage production volume and increases in mortgage prepayment fees and contingent interest. The improvement in income from fixed maturities to $8,031 million in 2001 from $7,915 million in 2000 is primarily due to bond prepayments and increased securities lending activity, offset by lower yields on reinvestments. Income from other invested assets increased to $249 million in 2001 from $162 million in 2000 primarily due to the reclassification of $19 million from other comprehensive income related to cash flow hedges, $24 million from derivatives not designated as accounting hedges and the recognition in 2000 of a $20 million loss on an equity method investment. The increase in interest income from policy loans to $536 million in 2001 from $515 million in 2000 is largely due to increased loans outstanding. The reduction of income from equity securities and other limited partnership interests to $97 million in 2001 from $183 million in 2000 is primarily due to fewer sales of underlying assets held in corporate partnerships and increased partnership write-downs. The decrease in income from real estate and real estate joint ventures held-for-investment to $459 million in 2001 from $508 million in 2000 is primarily due to a decline in hotel occupancy rates and reduced real estate joint venture sales.

The increase in net investment income is largely attributable to positive variances in the Institutional and Individual segments, partially offset by a decline in Corporate & Other. Net investment income for the Institutional and Individual segments grew by $254 million and $80 million, respectively. These increases are predominately due to a higher volume of securities lending activity, increases in bond and mortgage prepayments and higher contingent interest on mortgages. The decrease in Corporate & Other is principally the result of sales in 2000 of underlying assets held in corporate limited partnerships. The remainder of the variance is attributable to smaller fluctuations in the other segments.

Other revenues decreased by $722 million, or 32%, to $1,507 million for the year ended December 31, 2001 from $2,229 million for the comparable 2000 period. This variance is mainly attributable to reductions in the Asset Management, Individual and Auto & Home segments, partially offset by an increase in the Reinsurance segment. The sales of Nvest and Conning in October 2000 and July 2001, respectively, are the primarily drivers of a $562 million decline in the Asset Management segment. A decrease of $155 million in the Individual segment is primarily due to reduced commission and fee income associated with lower sales in the broker/dealer and other subsidiaries which was a result of the equity market downturn. Such commission and fee income can fluctuate consistent with movements in the equity market. Auto & Home's other revenues are lower by $18 million primarily due to a revision of an estimate made in 2000 of amounts recoverable from reinsurers related to the disposition of this segment's reinsurance business in 1990. Other revenues in the Reinsurance segment improved by $13 million due to an increase in fees earned on financial reinsurance, primarily as a result of the acquisition of the remaining interest in RGA Financial Group, LLC during the second half of 2000.

The Company's investment gains and losses are net of related policyholder amounts. The amounts netted against investment gains and losses are (i) amortization of deferred policy acquisition costs, to the extent that such amortization results from investment gains and losses, (ii) additions to participating contractholder accounts when amounts equal to such investment gains and losses are credited to the contractholder's accounts, and (iii) adjustments to the policyholder dividend obligation resulting from investment gains and losses.

Net investment losses grew by $213 million, or 55%, to $603 million for the year ended December 31, 2001 from $390 million for the comparable 2000 period. This increase reflects total investment losses, before offsets, of $737 million, an increase of $293 million, or 66%, from $444 million in 2000. Offsets include the amortization of deferred policy acquisition costs of ($25) million and $95 million in 2001 and 2000, respectively; changes in policyholder dividend obligation of $159 million and $85 million in 2001 and 2000, respectively; and additions to participating contracts of ($126) million in 2000. Excluding the net gain on the sale of a subsidiary, net investment losses decreased from the prior year. The Company recognized deteriorating credits through the proactive sale of certain assets.

The Company believes its policy of netting related policyholder amounts against investment gains and losses provides important information in evaluating its operating performance. Investment gains and losses are often excluded by investors when evaluating the overall financial performance of insurers. The Company believes its presentation enables readers of its consolidated statements of income to easily exclude investment gains and losses and the related effects on the consolidated statements of income when evaluating its operating performance. The Company's presentation of investment gains and losses, net of related policyholder amounts, may be different from the presentation used by other insurance companies and, therefore, amounts in its consolidated statements of income may not be comparable to amounts reported by other insurers.

Policyholder benefits and claims rose by $1,561 million, or 9%, to $18,454 million for the year ended December 31, 2001 from $16,893 million for the comparable 2000 period. The variance in policyholder benefits and claims is mainly attributable to increases in the Institutional, Reinsurance, Individual, International and Auto & Home segments. Claims related to the September 11, 2001 tragedies and fourth quarter business realignment initiatives account for $291 million and $215 million, respectively, of a $746 million increase in the Institutional segment. The remainder of the fluctuation is attributable to growth in the group life, dental, disability and long-term care insurance businesses, commensurate with the variance in premiums, partially offset by a decrease in policyholder benefits and claims related to the retirement and savings business. Policyholder benefits and claims for the Reinsurance segment rose by $388 million due to unfavorable mortality experience in the first and fourth quarters of 2001, as well as adverse results on the reinsurance of Argentine pension business, reflecting the impact of economic and political events in that country. In addition, reinsurance claims arising from the September 11, 2001 tragedies of approximately $16 million, net of amounts recoverable from reinsurers, contributed to the variance. A $179 million rise in the Individual segment is primarily the result of an increase in the liabilities for future policy benefits commensurate with the aging of the in-force block of business. In addition, an increase of $74 million in the policyholder dividend obligation and $24 million in liabilities and claims associated with the September 11, 2001 tragedies contributed to the variance. International policyholder benefits and claims increased by $127 million as a result of growth in Mexico, South Korea and Taiwan, as well as acquisitions in Brazil and Chile. These fluctuations are partially offset by a decline in Argentina, reflecting the impact of economic and political events in that country. A $116 million increase in the Auto & Home segment is predominantly the result of increased average claim costs, growth in the auto business and increased non-catastrophe weather-related losses.

Interest credited to policyholder account balances grew by $149 million, or 5%, to $3,084 million for the year ended December 31, 2001 from $2,935 million for the comparable 2000 period, primarily due to an increase of $218 million in the Individual segment, partially offset by a $77 million reduction in the Institutional segment. The establishment of a policyholder liability of $118 million with respect to certain group annuity contracts at New England Financial is the primary driver of the fluctuation in Individual. In addition, higher average policyholder account balances and slightly increased crediting rates contributed to the variance. The decrease in the Institutional segment is primarily due to an overall decline in crediting rates in 2001 as a result of the low interest rate environment, partially offset by an increase in average customer account balances stemming from asset growth. The remaining variance is due to minor fluctuations in the Reinsurance and International segments.

Policyholder dividends increased by $167 million, or 9%, to $2,086 million for the year ended December 31, 2001 from $1,919 million for the comparable 2000 period, primarily due to increases of $135 million and $25 million in the Institutional and Individual segments, respectively. The rise in the Institutional segment is primarily attributed to favorable experience on a large group life contract in 2001. Policyholder dividends vary from period to period based on participating contract experience, which is recorded in policyholder benefits and claims. The change in the Individual segment reflects growth in the assets supporting policies associated with this segment's aging block of traditional life insurance business. The remaining variance is due to minor fluctuations in the International and Reinsurance segments.

Payments of $327 million were made during the second quarter of 2000, as part of Metropolitan Life's demutualization, to holders of certain policies transferred to Clarica Life Insurance Company in connection with the sale of a substantial portion of the Canadian operations in 1998.

Demutualization costs of $230 million were incurred during the year ended December 31, 2000. These costs are related to Metropolitan Life's demutualization on April 7, 2000.

Other expenses decreased by $379 million, or 5%, to $7,022 million for the year ended December 31, 2001 from $7,401 million for the comparable 2000 period. Excluding the capitalization and amortization of deferred policy acquisition costs, which are discussed below, other expenses declined by $138 million, or 2%, to $7,648 million in 2001 from $7,786 million in 2000. This variance is attributable to reductions in the Asset Management, Individual and Auto & Home segments, partially offset by increases in the other segments. A decrease of $532 million in the Asset Management segment is predominantly the result of the sales of Nvest and Conning in October 2000 and July 2001, respectively. The Individual segment's expenses declined by $121 million due to continued expense management, primarily due to reduced employee costs and lower discretionary spending. In addition, there were reductions in volume-related commission expenses in the broker/dealer and other subsidiaries. These items are partially offset by an increase of $97 million related to fourth quarter 2001 business realignment initiatives. A $34 million decrease in Auto & Home is attributable to a reduction in integration costs associated with the acquisition of the standard personal lines property and casualty insurance operations of The St. Paul Companies in September 1999 ("St. Paul acquisition"). An increase of $287 million in Institutional expenses is primarily driven by expenses associated with fourth quarter business realignment initiatives of $184 million and a rise in non-deferrable variable expenses associated with premium growth in the group insurance businesses. Non-deferrable variable expenses include premium tax, commissions and administrative expenses for dental, disability and long-term care businesses. Other expenses in Corporate & Other grew by $198 million primarily due to a $250 million race-conscious underwriting loss provision which was recorded in the fourth quarter of 2001, additional expenses associated with MetLife, Inc. shareholder services costs and start-up costs relating to MetLife's banking initiatives, as well as a decrease in the elimination of intersegment activity. These increases are partially offset by a decline in interest expense due to reduced average levels in borrowing and a lower interest rate environment in 2001. An increase of $43 million in the International segment is predominantly the result of growth in Mexico and South Korea, and acquisitions in Brazil and Chile, partially offset by a decrease in Spain's other expenses due to a planned cessation of product lines offered through a joint venture with Banco Santander. The acquisition of the remaining interest in RGA Financial Group, LLC during the second half of 2000 contributed to the $20 million increase in other expenses in the Reinsurance segment.

Deferred policy acquisition costs are principally amortized in proportion to gross margins or profits, including investment gains or losses. The amortization is allocated to investment gains and losses to provide consolidated statement of income information regarding the impact of investment gains and losses on the amount of the amortization, and other expenses to provide amounts related to gross margins or profits originating from transactions other than investment gains and losses.

Capitalization of deferred policy acquisition costs increased to $2,039 million for the year ended December 31, 2001 from $1,863 million for the comparable 2000 period. This variance is attributable to increases in the Individual, Reinsurance, Institutional and International segments. The growth in the Individual segment is primarily due to higher sales of variable and universal life insurance policies and annuity and investment-type products, resulting in additional commissions and other deferrable expenses. The increases in the Reinsurance, Institutional and International segments are commensurate with growth in those businesses. Total amortization of deferred policy acquisition costs increased to $1,438 million in 2001 from $1,383 million in 2000. Amortization of $1,413 million and $1,478 million are allocated to other expenses in 2001 and 2000, respectively, while the remainder of the amortization in each year is allocated to investment gains and losses. The decrease in amortization of deferred policy acquisition costs allocated to other expenses is attributable to a decline in the Individual segment, partially offset by increases in the Reinsurance and International segments. The decline in the Individual segment is due to changes in the estimates of future gross margins and profits. Contributing to this variance are modifications made in the third quarter of 2001 relating to the manner in which estimates of future market performance are developed. These estimates are used in determining unamortized deferred policy acquisition costs balances and the amount of related amortization. The modification will reflect an expected impact of past market performance on future market performance, as well as improving the ability to estimate deferred policy acquisition costs balances and related amortization. The increase in the Reinsurance segment is primarily due to fluctuations in allowances paid to ceding companies as a result of a change in product mix. The increase in the International segment is due to a write-off of deferred policy acquisition costs as a result of the economic and political events in Argentina.

Income tax expense for the year ended December 31, 2001 was $227 million, or 37%, of income from continuing operations before provision for income taxes, compared with $421 million, or 33%, for the comparable 2000 period. The 2001 effective tax rate differs from the federal corporate tax rate of 35% due to an increase in prior year income taxes on capital gains. The 2000 effective tax rate differs from the federal corporate tax rate of 35% primarily due to the payments made in the second quarter of 2000 to former Canadian policyholders in connection with the demutualization, the impact of surplus tax and a reduction in prior year income taxes on capital gains recorded in the third quarter of 2000. This reduction is associated with the previous sale of a business. Prior to its demutualization, the Company was subject to surplus tax imposed on mutual life insurance companies under Section 809 of the Internal Revenue Code. The surplus tax results from the disallowance of a portion of a mutual life insurance company's policyholder dividends as a deduction from taxable income.

In accordance with SFAS No. 144, income related to the Company's real estate which was identified as held-for-sale on or after January 1, 2002 is presented as discontinued operations for the years ended December 31, 2002, 2001 and 2000. The income from discontinued operations is comprised of net investment income related to 47 properties that the Company began marketing for sale on or after January 1, 2002.

Individual

The following table presents consolidated financial information for the Individual segment for the years indicated:

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Revenues			
Premiums	$ 4,507	$ 4,563	$ 4,673
Universal life and investment-type product policy fees	1,380	1,260	1,221
Net investment income	6,259	6,188	6,108
Other revenues	418	495	650
Net investment (losses) gains	(164)	827	227
Total revenues	12,400	13,333	12,879
Expenses			
Policyholder benefits and claims	5,220	5,233	5,054
Interest credited to policyholder account balances	1,793	1,898	1,680
Policyholder dividends	1,770	1,767	1,742
Other expenses	2,629	2,747	3,012
Total expenses	11,412	11,645	11,488
Income from continuing operations before provision for income taxes	988	1,688	1,391
Provision for income taxes	363	631	507
Income from continuing operations	625	1,057	884
Income from discontinued operations, net of income taxes	201	38	36
Net income	$ 826	$ 1,095	$ 920

Year ended December 31, 2002 compared with the year ended December 31, 2001—Individual

Premiums decreased by $56 million, or 1%, to $4,507 million for the year ended December 31, 2002 from $4,563 million for the comparable 2001 period. Premiums from insurance products decreased by $94 million, primarily resulting from a third quarter 2002 amendment of a reinsurance agreement to increase the amount of insurance ceded from 50% to 100%. This amendment was effective January 1, 2002. The Company also believes the decline is the result of a continued shift in policyholders' preference from traditional policies to annuity and investment-type products. These decreases are partially offset by policyholders expanding their traditional life insurance coverage through the purchase of additional insurance with dividend proceeds in 2002. Premiums from annuity products increased by $38 million as a result of higher sales of fixed annuities and supplementary contracts with life contingencies.

Universal life and investment-type product policy fees increased by $120 million, or 10%, to $1,380 million for the year ended December 31, 2002 from $1,260 million for the comparable 2001 period. Policy fees from insurance products increased by $145 million primarily due to higher revenue from insurance fees, which increase as the average separate account asset base supporting the underlying minimum death benefit declines. The average separate account asset base has declined in response to poor equity market performance. Additionally, this variance reflects the acceleration of the recognition of unearned fees associated with future reinsurance recoveries. Policy fees from annuity and investment-type products decreased by $25 million primarily due to declines in the average separate account asset base resulting generally from poor equity market performance, partially offset by an increase in fees resulting from growth in annuity deposits. Policy fees from annuity and investment-type products are typically calculated as a percentage of average separate account assets. Such assets can fluctuate depending on equity market performance. If average separate account asset levels continue to decline, management expects that policy fees from annuity and investment-type products will continue to be adversely impacted, while revenues from insurance fees on variable life products would be expected to rise.

Other revenues decreased by $77 million, or 16%, to $418 million for the year ended December 31, 2002 from $495 million for the comparable 2001 period, largely due to lower commission and fee income associated with a volume decline in the broker/dealer and other subsidiaries which is principally due to the depressed equity markets.

Policyholder benefits and claims decreased by $13 million, or less than 1%, to $5,220 million for the year ended December 31, 2002 from $5,233 million for the comparable 2001 period. Policyholder benefits and claims for insurance products decreased by $119 million, primarily due to the impact of the aforementioned reinsurance transaction and the establishment of liabilities for the September 11, 2001 tragedies in the previous year. Policyholder benefits and claims for annuity and investment-type products increased by $106 million primarily due to an increase in fixed and immediate annuity liabilities, resulting from business growth and an increase in the liability associated with guaranteed minimum death benefits on variable annuities.

Interest credited to policyholder account balances decreased by $105 million, or 6%, to $1,793 million for the year ended December 31, 2002 compared with $1,898 for the comparable 2001 period. This decrease was primarily due to the establishment of a $118 million policyholder liability with respect to certain group annuity contracts at New England Financial in 2001. Excluding this policyholder liability, interest credited increased slightly due to an increase in policyholder account balances which is primarily attributable to sales growth partially offset by declines in interest crediting rates.

Policyholder dividends increased by $3 million, or less than 1%, to $1,770 million for the year ended December 31, 2002 from $1,767 million for the comparable 2001 period due to the increase in the invested assets supporting the policies associated with this segment's large block of traditional life insurance business. This increase is partially offset by the approval by the Company's Board of Directors in the fourth quarter of 2002 of a reduction in the dividend scale to reflect the impact of the current low interest rate environment on the asset portfolios supporting these policies.

Other expenses decreased by $118 million, or 4%, to $2,629 million for the year ended December 31, 2002 million from $2,747 for the comparable 2001 period. Excluding the capitalization and amortization of deferred policy acquisition costs, which are discussed below, other expenses decreased by $118 million, or 4%, to $2,922 million in 2002 from $3,040 million in 2001. Other expenses related to insurance products decreased by $129 million, which is attributable to continued expense management, reductions in volume-related commission expenses in the broker/dealer and other subsidiaries and a reduction of $62 million related to business realignment expenses incurred in 2001. These decreases are partially offset by increased pension and post-retirement benefit expenses over the comparable period. Other expenses related to annuity and investment-type products increased by $11 million. This increase is commensurate with the rise in sales of new annuity and investment-type products as well as increased pension and post-retirement benefit expenses. This increase is partially offset by the reduction of $37 million of business realignment expenses incurred in 2001.

Deferred policy acquisition costs are principally amortized in proportion to gross margins or gross profits, including investment gains or losses. The amortization is allocated to investment gains and losses to provide consolidated statement of income information regarding the impact of investment gains and losses on the amount of the amortization, and other expenses to provide amounts related to gross margins or profits originating from transactions other than investment gains and losses.

Capitalization of deferred policy acquisition costs increased by $111 million, or 12%, to $1,037 million for the year ended December 31, 2002 from $926 million for the comparable 2001 period due to higher sales of annuity and investment-type products, resulting in higher commissions and other deferrable expenses. Total amortization of deferred policy acquisition costs increased by $100 million, or 15%, to $754 million in 2002 from $654 million in 2001. Amortization of deferred policy acquisition costs of $744 million and $633 million is allocated to other expenses in 2002 and 2001, respectively, while the remainder of the amortization in each year is allocated to investment gains and losses. Increases in amortization of deferred policy acquisition costs allocated to other expenses of $84 million and $27 million related to insurance products and annuity and investment-type products, respectively, are due to the impact of the depressed equity markets and changes in the estimates of future gross profits. In 2002, estimates of future dividend scales, future maintenance expenses, future rider margins, and future reinsurance recoveries were revised. In 2001, estimates of future fixed account interest spreads, future gross margins and profits related to separate accounts and future mortality margins were revised.

Year ended December 31, 2001 compared with the year ended December 31, 2000—Individual

Premiums decreased by $110 million, or 2%, to $4,563 million for the year ended December 31, 2001 from $4,673 million for the comparable 2000 period. Premiums from insurance products declined by $108 million. This decrease is primarily due to declines in traditional life insurance policies, which reflects a maturing of that business and a continued shift in customer preference from those policies to variable life products. Premiums from annuity products declined by $2 million, due to lower sales of supplementary contracts with life contingencies and single premium immediate annuity business.

Universal life and investment-type product policy fees increased by $39 million, or 3%, to $1,260 million for the year ended December 31, 2001 from $1,221 million for the comparable 2000 period. Policy fees from insurance products rose by $149 million. This growth is primarily due to increases in variable life products reflecting a continued shift in customer preferences from traditional life products. Policy fees from annuity and investment-type products decreased by $110 million, primarily resulting from a lower average separate account asset base. Policy fees from annuity and investment-type products are typically calculated as a percentage of average assets. Such assets can fluctuate depending on equity market performance. Thus, the amount of fees can increase or decrease consistent with movements in average separate account balances.

Other revenues decreased by $155 million, or 24%, to $495 million for the year ended December 31, 2001 from $650 million for the comparable 2000 period, primarily due to reduced commission and fee income associated with lower sales in the broker/dealer and other subsidiaries, which was a result of the equity market downturn. Such commission and fee income can fluctuate consistent with movements in the equity market.

Policyholder benefits and claims increased by $179 million, or 4%, to $5,233 million for the year ended December 31, 2001 from $5,054 million for the comparable 2000 period. Policyholder benefits and claims for insurance products rose by $192 million primarily due to increases in the liabilities for future policy benefits commensurate with the aging of the in-force block of business. In addition, increases of $74 million and $24 million in the policyholder dividend obligation and liabilities and claims associated with the September 11, 2001 tragedies, respectively, contributed to the variance. Partially offsetting these variances is a reduction in policyholder benefits and claims for annuity and investment-type products due to a decrease in liabilities for supplemental contracts with life contingencies.

Interest credited to policyholder account balances rose by $218 million, or 13%, to $1,898 million for the year ended December 31, 2001 from $1,680 million for the comparable 2000 period. Interest on insurance products increased by $165 million, primarily due to the establishment of a policyholder liability of $118 million with respect to certain group annuity contracts at New England Financial. The remainder of the variance is predominantly a result of higher average policyholder account balances. Interest on annuity and investment-type products grew by $53 million due to slightly higher crediting rates and higher policyholder account balances stemming from increased sales, including products with a dollar cost averaging-type feature.

Policyholder dividends increased by $25 million, or 1%, to $1,767 million for the year ended December 31, 2001 from $1,742 million for the comparable 2000 period. This is largely attributable to the growth in the assets supporting policies associated with this segment's aging block of traditional life insurance business.

Other expenses decreased by $265 million, or 9%, to $2,747 for the year ended December 31, 2001 from $3,012 million for the comparable 2000 period. Excluding the capitalization and amortization of deferred policy acquisition costs that are discussed below, other expenses are lower by $121 million, or 4%, to $3,040 million in 2001 from $3,161 million in 2000. Other expenses related to insurance products decreased by $158 million due to continued expense management, primarily due to reduced employee costs and lower discretionary spending. In addition, there were reductions in volume-related commission expenses in the broker/dealer and other subsidiaries. These decreases are partially offset by an increase of $62 million related to fourth quarter 2001 business realignment initiatives. The annuity and investment-type products experienced an increase in other expenses of $37 million primarily due to expenses associated with the business realignment initiatives.

Deferred policy acquisition costs are principally amortized in proportion to gross margins and profits, including investment gains or losses. The amortization is allocated to investment gains and losses to provide consolidated statement of income information regarding the impact of investment gains and losses on the amount of the amortization, and to other expenses to provide amounts related to gross margins and profits originating from transactions other than investment gains and losses.

Capitalization of deferred policy acquisition costs increased by $54 million, or 6%, to $926 million for the year ended December 31, 2001 from $872 million for the comparable 2000 period. This increase is primarily due to higher sales of variable and universal life insurance policies and annuity and investment-type products, resulting in higher commissions and other deferrable expenses. Total amortization of deferred policy acquisition costs increased by $26 million, or 4%, to $654 million in 2001 from $628 million in 2000. Amortization of deferred policy acquisition costs of $633 million and $723 million is allocated to other expenses in 2001 and 2000, respectively, while the remainder of the amortization in each year is allocated to investment gains and losses. Amortization of deferred policy acquisition costs allocated to other expenses related to insurance products declined by $48 million due to changes in the estimate of future gross margins and profits. Amortization of deferred policy acquisition costs allocated to other expenses related to annuity and investment products declined by $42 million due to changes in the estimate of future gross profits. Contributing to this variance are modifications made in the third quarter of 2001 relating to the manner in which estimates of future market performance are developed. These estimates are used in determining unamortized deferred policy acquisition costs balances and the amount of related amortization. The modification reflects an expected impact of past market performance on future market performance, and improves the ability to estimate deferred policy acquisition costs balances and related amortization.

Institutional

The following table presents consolidated financial information for the Institutional segment for the years indicated:

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Revenues			
Premiums	$ 8,254	$ 7,288	$ 6,900
Universal life and investment-type product policy fees	615	592	547
Net investment income	3,928	3,966	3,712
Other revenues	609	649	650
Net investment losses	(506)	(15)	(475)
Total revenues	12,900	12,480	11,334
Expenses			
Policyholder benefits and claims	9,339	8,924	8,178
Interest credited to policyholder account balances	932	1,013	1,090
Policyholder dividends	115	259	124
Other expenses	1,531	1,746	1,514
Total expenses	11,917	11,942	10,906
Income from continuing operations before provision for income taxes	983	538	428
Provision for income taxes	347	179	142
Income from continuing operations	636	359	286
Income from discontinued operations, net of income taxes	123	23	21
Net income	$ 759	$ 382	$ 307

Year ended December 31, 2002 compared with the year ended December 31, 2001—Institutional

Premiums increased by $966 million, or 13%, to $8,254 million for the year ended December 31, 2002 from $7,288 million for the comparable 2001 period. Group insurance premiums increased by $505 million as a result of growth in this segment's group life, dental, disability and long-term care businesses. Retirement and savings premiums increased by $461 million primarily due to the sale of a significant contract in the second quarter of 2002, as well as new sales throughout 2002 from structured settlements and traditional annuity products. Retirement and savings premium levels are significantly influenced by large transactions and, as a result, can fluctuate from period to period.

Universal life and investment-type product policy fees increased by $23 million, or 4%, to $615 million for the year ended December 31, 2002 from $592 million for the comparable 2001 period. This increase is primarily attributable to a fee resulting from the renegotiation of a portion of a bank-owned life insurance contract, as well as growth in existing business in the group universal life product line.

Other revenues decreased by $40 million, or 6%, to $609 million for the year ended December 31, 2002 from $649 million for the comparable 2001 period. Retirement and savings other revenues decreased $73 million primarily due to a reduction in administrative fees as a result of the Company's exit from the large market 401(k) business in late 2001, and lower fees earned on investments in separate accounts resulting generally from poor equity market performance. This decrease is partially offset by a $33 million increase in group insurance due to growth in the administrative service businesses and a settlement received in 2002 related to the Company's former medical business.

Policyholder benefits and claims increased by $415 million, or 5%, to $9,339 million for the year ended December 31, 2002 from $8,924 million for the comparable 2001 period. This variance is attributable to increases of $238 million and $177 million in group insurance and retirement and savings, respectively. Excluding $291 million of 2001 claims related to the September 11, 2001 tragedies, group insurance policyholder benefits and claims increased by $529 million commensurate with the aforementioned premium growth in this segment's group life, dental, disability, and long-term care businesses. Excluding $215 million of 2001 policyholder benefits related to the fourth quarter 2001 business realignment initiatives, retirement and savings policyholder benefits increased $392 million, commensurate with the aforementioned premium growth.

Interest credited to policyholders decreased by $81 million, or 8%, to $932 million for the year ended December 31, 2002 from $1,013 million for the comparable 2001 period. Decreases of $42 million and $39 million in retirement and savings and group insurance, respectively, are primarily attributable to declines in the average crediting rates in 2002 as a result of the current low interest rate environment.

Policyholder dividends decreased by $144 million, or 56%, to $115 million for the year ended December 31, 2002 from $259 million for the comparable 2001 period. This decline is largely attributable to unfavorable mortality experience of several large group clients. Policyholder dividends vary from period to period based on participating contract experience, which are generally recorded in policyholder benefits and claims.

Other expenses decreased by $215 million, or 12%, to $1,531 million for the year ended December 31, 2002 from $1,746 million in the comparable 2001 period. Retirement and savings decreased by $293 million, primarily attributable to $184 million of accrued expenses related to business realignment initiatives recorded in the fourth quarter of 2001 (predominantly related to the Company's exit from the large market 401(k) business), $30 million of which was released into income in the fourth quarter of 2002. In addition, ongoing expenses for the defined contribution product have steadily decreased throughout 2002. The net reduction in retirement and savings is partially offset by an increase in pension and post-retirement costs. Group insurance other expenses increased by $78 million. This increase is mainly attributable to growth in operational expenses for the dental and disability products, as well as group insurance's non-deferrable expenses, including a certain portion of premium taxes and commissions. These variances are commensurate with the aforementioned premium growth. In addition, an increase in pension and post-retirement costs contributed to the variance.

Year ended December 31, 2001 compared with the year ended December 31, 2000—Institutional

Premiums increased by $388 million, or 6%, to $7,288 million for the year ended December 31, 2001 from $6,900 million for the comparable 2000 period. Group insurance premiums grew by $680 million, due, in most part, to sales growth and continued favorable policyholder retention in this segment's dental, disability and long-term care businesses. In addition, premiums received from several existing group life customers in 2001 and the BMA acquisition contributed $173 million and $29 million, respectively, to this variance. The 2000 balance includes $124 million in additional insurance coverages purchased by existing customers with funds received in the demutualization. Retirement and savings premiums decreased by $292 million, primarily as a result of $270 million in premiums received in 2000 from existing customers.

Universal life and investment-type product policy fees increased by $45 million, or 8%, to $592 million for the year ended December 31, 2001 from $547 million for the comparable 2000 period. The rise in fees reflects growth in sales and deposits in group universal life and COLI products. Higher fees in group universal life products represent an increase in insured lives for an existing customer, coupled with a change in a customer preference for group life over optional term products. The increase in corporate-owned life insurance represents a $27 million fee received in 2001 from an existing customer.

Other revenues decreased by $1 million to $649 million for the year ended December 31, 2001 from $650 million for the comparable 2000 period. Group insurance other revenues decreased by $19 million. This decline is primarily attributable to the renegotiation of an existing contract with a significant long-term care customer, as well as $20 million in final settlements in 2000 on several cases relating to the term life and former medical business. This variance is partially offset by a rise in other revenues stemming from sales growth in this segment's dental and disability administrative businesses. Retirement and savings' other revenues increased by $18 million, due to $12 million in earnings on seed money and an increase in administrative services fees for the defined contribution group businesses.

Policyholder benefits and claims increased by $746 million, or 9%, to $8,924 million for the year ended December 31, 2001 from $8,178 million for the comparable 2000 period. Group insurance policyholder benefits and claims grew by $778 million, primarily due to growth in this segment's group life, dental, disability and long-term care insurance businesses, commensurate with the premium variance discussed above. In addition, $291 million in claims related to the September 11, 2001 tragedies contributed to this variance. Retirement and savings policyholder benefits and claims declined by $32 million. A decrease commensurate with the $292 million premium variance discussed above is almost entirely offset by a $215 million increase in policyholder benefits associated with fourth quarter 2001 business realignment initiatives.

Interest credited to policyholder account balances decreased by $77 million, or 7%, to $1,013 million for the year ended December 31, 2001 from $1,090 million for the comparable 2000 period. Retirement and savings decreased by $53 million, or 9%, to $549 million in 2001 from $602 million in 2000, due to a overall decline in crediting rates in 2001 as a result of the low interest rate environment. A $24 million drop in group life is largely attributable to an overall decline in crediting rates in 2001 as a result of the low interest rate environment. The variance in group life was partially dampened by an increase in average customer account balances stemming from asset growth, resulting in $12 million in additional interest credited.

Policyholder dividends increased by $135 million, or 109%, to $259 million for the year ended December 31, 2001 from $124 million for the comparable 2000 period. The rise in dividends is primarily attributed to favorable experience on a large group life contract in 2001. Policyholder dividends vary from period to period based on insurance contract experience, which are generally recorded in policyholder benefits and claims.

Other expenses increased by $232 million, or 15%, to $1,746 million for the year ended December 31, 2001 from $1,514 million for the comparable 2000 period. Other expenses related to retirement and savings rose by $121 million, which is largely attributable to $184 million in expenses associated with fourth quarter 2001 business realignment initiatives. This variance is partially offset by a decrease in expenses, due in most part, to expense management initiatives. Group insurance expenses grew by $111 million due primarily to a rise in non-deferrable variable expenses associated with premium growth. Non-deferrable variable expenses include premium tax, commissions and administrative expenses for dental, disability and long-term care businesses.

Reinsurance

The following table presents consolidated financial information for the Reinsurance segment for the years indicated:

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Revenues			
Premiums	$2,005	$1,762	$1,450
Net investment income	421	390	379
Other revenues	43	42	29
Net investment gains (losses)	2	(6)	(2)
Total revenues	2,471	2,188	1,856
Expenses			
Policyholder benefits and claims	1,554	1,484	1,096
Interest credited to policyholder account balances	146	122	109
Policyholder dividends	22	24	21
Other expenses	547	439	446
Total expenses	2,269	2,069	1,672
Income before provision for income taxes and minority interest	202	119	184
Provision for income taxes	43	27	48
Minority interest	75	52	67
Net income	$ 84	$ 40	$ 69

Year ended December 31, 2002 compared with the year ended December 31, 2001—Reinsurance

Premiums increased by $243 million, or 14%, to $2,005 million for the year ended December 31, 2002 from $1,762 million for the comparable 2001 period. New premiums from facultative and automatic treaties and renewal premiums on existing blocks of business, particularly in the U.S. and U.K. reinsurance operations, all contributed to the premium growth. Premium levels are significantly influenced by large transactions and reporting practices of ceding companies and, as a result, can fluctuate from period to period.

Other revenues remained essentially unchanged at $43 million for the year ended December 31, 2002 versus $42 million for the comparable 2001 period.

Policyholder benefits and claims increased by $70 million, or 5%, to $1,554 million for the year ended December 31, 2002 from $1,484 million for the comparable 2001 period. Policyholder benefits and claims were 78% of premiums for the year ended December 31, 2002 compared to 84% in the comparable 2001 period. The decrease in policyholder benefits and claims as a percentage of premiums is primarily attributable to higher than expected mortality in the U.S. reinsurance operations during the first and fourth quarters of 2001, favorable claims experience in 2002 and the 2001 impact of claims associated with the September 11, 2001 tragedies. In addition, increases in the liabilities for future policyholder benefits and adverse results on the reinsurance of Argentine pension business during 2001 contributed to the decrease. The level of claims may fluctuate from period to period, but exhibits less volatility over the long term.

Interest credited to policyholder account balances increased by $24 million, or 20%, to $146 million for the year ended December 31, 2002 from $122 million for the comparable 2001 period. Contributing to this growth were several new deferred annuity reinsurance agreements executed during 2002. The crediting rate on certain blocks of annuities is based on the performance of the underlying assets.

Policyholder dividends were essentially unchanged at $22 million for the year ended December 31, 2002, versus $24 million for the 2001 comparable period.

Other expenses increased by $108 million, or 25%, to $547 million for the year ended December 31, 2002 from $439 million for the comparable 2001 period. The increase in other expenses is primarily attributable to an increase in reinsurance business in the U.K., which is characterized by higher initial reinsurance allowances than those historically experienced in the segment. These expenses fluctuate depending on the mix of the underlying insurance products being reinsured as allowances paid and the related capitalization and amortization can vary significantly based on the type of business and the reinsurance treaty.

Minority interest reflects third-party ownership interests in RGA.

Year ended December 31, 2001 compared with the year ended December 31, 2000—Reinsurance

Premiums increased by $312 million, or 22%, to $1,762 million for the year ended December 31, 2001 from $1,450 million for the comparable 2000 period. New premiums from facultative and automatic treaties and renewal premiums on existing blocks of business all contributed to the premium growth. Premium levels are significantly influenced by large transactions and reporting practices of ceding companies and, as a result, can fluctuate from period to period.

Other revenues increased by $13 million, or 45%, to $42 million for the year ended December 31, 2001 from $29 million for the comparable 2000 period. The increase is due to an increase in fees earned on financial reinsurance, primarily as a result of the acquisition of RGA Financial Group, LLC during the second half of 2000.

Policyholder benefits and claims increased by $388 million, or 35%, to $1,484 million for the year ended December 31, 2001 from $1,096 million for the comparable 2000 period. Claims experience for the year ended December 31, 2001 includes claims arising from the September 11, 2001 tragedies of approximately $16 million, net of amounts recoverable from reinsurers. As a percentage of premiums, policyholder benefits and claims increased to 84% for the year ended December 31, 2001 from 76% for the comparable 2000 period. This increase is attributed primarily to higher than expected mortality in the U.S. reinsurance operations during the first and fourth quarters of 2001, in addition to the claims arising from the terrorist attacks. Additionally, increases for benefits and adverse results on the reinsurance of Argentine pension business contributed to the increase. Mortality is expected to vary from period to period, but generally remains fairly constant over the long term.

Interest credited to policyholder account balances increased by $13 million, or 12%, to $122 million for the year ended December 31, 2001 from $109 million for the comparable 2000 period. Interest credited to policyholder account balances relates to amounts credited on deposit-type contracts and certain cash-value contracts. The increase is primarily related to an increase in the underlying account balances due to a new block of single premium deferred annuities reinsured in 2001. Additionally, the crediting rate on certain blocks of annuities is based on the performance of the underlying assets. Therefore, any fluctuations in interest credited related to these blocks are generally offset by a corresponding change in net investment income.

Policyholder dividends were essentially unchanged at $24 million for the year ended December 31, 2001 as compared to $21 million for the year ended December 31, 2000.

Other expenses decreased by $7 million, or 2%, to $439 million for the year ended December 31, 2001 from $446 million for the comparable 2000 period. Other expenses, which include underwriting, acquisition and insurance expenses, were 20% of segment revenues in 2001 compared with 24% in 2000. This percentage fluctuates depending on the mix of the underlying insurance products being reinsured.

Minority interest reflects third-party ownership interests in RGA.

Auto & Home

The following table presents consolidated financial information for the Auto & Home segment for the years indicated:

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Revenues			
Premiums	$2,828	$2,755	$2,636
Net investment income	177	200	194
Other revenues	26	22	40
Net investment losses	(46)	(17)	(20)
Total revenues	2,985	2,960	2,850
Expenses			
Policyholder benefits and claims	2,019	2,121	2,005
Other expenses	793	800	827
Total expenses	2,812	2,921	2,832
Income before provision (benefit) for income taxes	173	39	18
Provision (benefit) for income taxes	41	(2)	(12)
Net income	$ 132	$ 41	$ 30

Year ended December 31, 2002 compared with the year ended December 31, 2001—Auto & Home

Premiums increased by $73 million, or 3%, to $2,828 million for the year ended December 31, 2002 from $2,755 million for the comparable 2001 period. Auto and property premiums increased by $66 million and $1 million, respectively, primarily due to increases in average premium earned per policy resulting from rate increases. The impact on premiums from rate increases was partially offset by an expected reduction in retention and a reduction in new business sales. Premiums from other personal lines increased by $6 million.

Other revenues increased by $4 million, or 18%, to $26 million for the year ended December 31, 2002 from $22 million for the comparable 2001 period. This increase was primarily due to income earned on a COLI policy purchased in the second quarter of 2002, as well as higher fees on installment payments. These increases were partially offset by an adjustment to a deferred gain related to the disposition of this segment's reinsurance business in 1990.

Policyholder benefits and claims decreased by $102 million, or 5%, to $2,019 million for the year ended December 31, 2002 from $2,121 million for the comparable 2001 period. Property policyholder benefits and claims decreased by $120 million due to improved claim frequency, underwriting and agency management actions, and a $41 million reduction in catastrophe losses. Property catastrophes represented 7.4% of the property loss ratio in 2002 compared to 13.5% in 2001. Other policyholder benefits and claims decreased by $10 million due to fewer personal umbrella claims. Fluctuations in these policyholder benefits and claims may not be commensurate with the change in premiums for a given period due to low premium volume and high liability limits. Auto policyholder benefits and claims increased by $28 million largely due to an increase in current year bodily injury and no-fault severities. Costs associated with the processing of the New York assigned risk business also contributed to this increase. These increases were partially offset by improved claim frequency resulting from milder winter weather, underwriting and agency management actions, as well as lower catastrophe losses.

Other expenses decreased by $7 million, or 1%, to $793 million for the year ended December 31, 2002 from $800 million for the comparable 2001 period. This decrease is primarily due to reduced employee head-count and reduced expenses associated with the consolidation of The St. Paul companies acquired in 1999. These declines are partially offset by an increase in expenses related to the outsourced New York assigned risk business.

The effective income tax rates for the year ended December 31, 2002 and 2001 differ from the federal corporate tax rate of 35% due to the impact of non-taxable investment income.

Year ended December 31, 2001 compared with the year ended December 31, 2000—Auto & Home

Premiums increased by $119 million, or 5%, to $2,755 million for the year ended December 31, 2001 from $2,636 million for the comparable 2000 period. Auto premiums increased by $99 million. Property premiums increased by $17 million. Both increases were largely due to rate increases. Due to increased rate activity, the retention ratio for the existing business declined from 90% to 89%. Premiums from other personal lines increased by $3 million.

Other revenues decreased by $18 million, or 45%, to $22 million for the year ended December 31, 2001 from $40 million for the comparable 2000 period. This decrease is primarily due to a revision of an estimate made in 2000 of amounts recoverable from reinsurers related to the disposition of this segment's reinsurance business in 1990.

Policyholder benefits and claims increased by $116 million, or 6%, to $2,121 million for the year ended December 31, 2001 from $2,005 million for the comparable 2000 period. Auto policyholder benefits and claims increased by $62 million due to increased average claim costs, growth in the business and adverse weather in the first quarter of 2001. Despite this increase, the auto loss ratio decreased to 75.9% in 2001 from 76.6% in 2000 as a result of higher premiums per policy. Property policyholder benefits and claims increased by $41 million due to increased non-catastrophe weather-related losses in 2001. Correspondingly, the property loss ratio increased to 80.7% in 2001 from 76.4% in 2000. Catastrophes represented 13.5% of the loss ratio in 2001 compared to 17.3% in 2000. Other policyholder benefits and claims grew by $13 million, primarily due to an increase in high liability personal umbrella claims. Fluctuations in these policyholder benefits and claims may not be commensurate with the change in premiums for a given period due to low premium volume and high liability limits.

Other expenses decreased by $27 million, or 3%, to $800 million for the year ended December 31, 2001 from $827 million for the comparable 2000 period. This decrease is due to a reduction in integration costs associated with the St. Paul acquisition.

The effective income tax rates for the years ended December 31, 2001 and 2000 differ from the federal corporate tax rate of 35% due to the impact of non-taxable investment income.

Asset Management

The following table presents consolidated financial information for the Asset Management segment for the years indicated:

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Revenues			
Net investment income	$ 59	$ 71	$ 90
Other revenues	166	198	760
Net investment (losses) gains	(4)	25	—
Total revenues	221	294	850
Other Expenses	211	252	749
Income before provision for income taxes and minority interest	10	42	101
Provision for income taxes	4	15	32
Minority interest	—	—	35
Net income	$ 6	$ 27	$ 34

Year ended December 31, 2002 compared with the year ended December 31, 2001—Asset Management

Other revenues, which primarily consist of management and advisory fees from third parties, decreased by $32 million, or 16%, to $166 million for the year ended December 31, 2002 from $198 million for the comparable 2001 period. The most significant factor contributing to this decline is a $31 million decrease resulting from the sale of Conning, which occurred in July 2001. Excluding the impact of this transaction, other revenues remained essentially unchanged at $166 million for the year ended December 31, 2002 as compared to $167 million for the year ended December 31, 2001. Despite lower average assets under management, revenues remained constant due to performance and incentive fees earned on certain real estate and hedge fund products. The lower assets under management are primarily due to institutional client withdrawals, and the downturn in the equity market. In addition, fourth quarter 2002 product closings and business exits also contributed to this decline.

Other expenses decreased by $41 million, or 16%, to $211 million for the year ended December 31, 2002 from $252 million for the comparable 2001 period. Excluding the impact of the sale of Conning, other expenses decreased by $6 million, or 3%, to $211 million in 2002 from $217 million in 2001. This decrease is due to reductions in marketing-related expenses and expenses related to fund reimbursements. In addition, a decrease in amortization of deferred sales commissions resulted from a reduction in sales. These decreases were partially offset by a $5 million increase in employee compensation attributable to severance-related expenses resulting from third and fourth quarter 2002 staff reductions.

Year ended December 31, 2001 compared with the year ended December 31, 2000—Asset Management

Other revenues, which are primarily comprised of management and advisory fees from third parties, decreased by $562 million, or 74%, to $198 million in 2001 from $760 million in 2000. The most significant factors contributing to this decline were a $522 million decrease resulting from the sale of Nvest, which occurred in October 2000, and a $48 million decrease resulting from the sale of Conning, which occurred in July 2001. Excluding the impact of these transactions, other revenues increased by $8 million, or 5%, to $167 million in 2001 from $159 million in 2000. This is attributable to an increase in real estate assets under management that command a higher fee. Assets under management in the remaining Asset Management organization decreased from $56 billion as of December 31, 2000 to $51 billion at December 31, 2001. The decline occurred as a result of the equity market downturn and MetLife institutional customer withdrawals. Third party assets under management registered only a slight decrease of $352 million as a result of the equity market downturn, substantially offset by strong mutual fund sales and the purchase of a real estate portfolio in the second quarter of 2001 comprised of new assets of $1.7 billion. Management and advisory fees are typically calculated based on a percentage of assets under management, and are not necessarily proportionate to average assets managed due to changes in account mix.

Other expenses decreased by $497 million, or 66%, to $252 million in 2001 from $749 million in 2000. The sale of Nvest reduced other expenses by $457 million and the sale of Conning reduced other expenses by $55 million. Excluding the impact of these transactions, other expenses increased by $15 million, or 7%, to $217 million in 2001 from $202 million in 2000. This variance is attributable to an increase in total compensation and benefits and an increase in discretionary spending. Compensation and benefits expense totaled $111 million in 2001 and is comprised of approximately 63% base compensation and 37% variable compensation. Base compensation increased by $9 million, or 15%, to $70 million in 2001 from $61 million in 2000, primarily due to higher staffing levels. Variable compensation decreased by $1 million, or 2%, to $41 million in 2001 from $42 million in 2000 due to lower profitability. Variable incentive payments are based upon profitability, investment portfolio performance, new business sales and growth in revenues and profits. The variable compensation plans reward the employees for growth in their businesses, but also require them to share in the impact of any declines. Increased sales commissions arising from higher mutual fund sales in 2001 were largely offset by downward revisions in other variable compensation due to a decline in profits. Other general and administrative expenses increased $7 million, or 7%, to $106 million in 2001 from $99 million in 2000, primarily due to increases in occupancy costs and increased mutual fund reimbursement subsidies.

Minority interest, principally reflecting third-party ownership interest in Nvest, decreased by $35 million, or 100%, due to the sale of Nvest.

International

The following table presents consolidated financial information for the International segment for the years indicated:

	Year Ended December 31, 2002	2001	2000
	(Dollars in millions)		
Revenues			
Premiums	$1,511	$ 846	$ 660
Universal life and investment-type product policy fees	144	38	53
Net investment income	461	267	254
Other revenues	14	16	9
Net investment (losses) gains	(9)	(16)	18
Total revenues	2,121	1,151	994
Expenses			
Policyholder benefits and claims	1,388	689	562
Interest credited to policyholder account balances	79	51	56
Policyholder dividends	35	36	32
Payments to former Canadian policyholders	—	—	327
Other expenses	507	329	292
Total expenses	2,009	1,105	1,269
Income (loss) before provision for income taxes	112	46	(275)
Provision for income taxes	28	32	10
Net income (loss)	$ 84	$ 14	$ (285)

Year ended December 31, 2002 compared with the year ended December 31, 2001—International

Premiums increased by $665 million, or 79%, to $1,511 million for the year ended December 31, 2002 from $846 million for the comparable 2001 period. The June 2002 acquisition of Hidalgo and the 2001 acquisitions in Chile and Brazil increased premiums by $228 million, $102 million and $8 million, respectively. In addition, a portion of the increase in premiums is attributable to a $108 million increase due to the sale of an annuity contract in the first quarter of 2002 to a Canadian trust company. South Korea's premiums increased by $91 million primarily due to a larger professional sales force and improved agent productivity. Mexico's premiums (excluding Hidalgo), increased by $66 million, primarily due to increases in its group life, major medical and individual life businesses. Excluding the aforementioned sale of an annuity contract, Canada's premiums increased by $26 million due to the restructuring of a pension contract from an investment-type product to a long-term annuity. Spain's and Taiwan's premiums increased by $25 million and $13 million, respectively, due primarily to continued growth in the direct auto business and in the individual life insurance business. Hong Kong's premiums increased $5 million primarily due to continued growth in the group life and traditional life businesses. These increases are partially offset by a decrease in Argentina's premiums of $9 million due to the reduction in business caused by the Argentine economic environment. The remainder of the variance is attributable to minor fluctuations in other countries.

Universal life and investment type-product policy fees increased by $106 million, or 279%, to $144 million for the year ended December 31, 2002 from $38 million for the comparable 2001 period. The acquisition of Hidalgo and the acquisitions in Chile resulted in increases of $102 million and $5 million, respectively. These increases were partially offset by a $9 million decrease in Spain due to a reduction in fees caused by a decline in assets under management, as a result of the cessation of product lines offered through a joint venture with Banco Santander in 2001. The remainder of the variance is attributable to minor fluctuations in several countries.

Other revenues decreased by $2 million, or 13%, to $14 million for the year ended December 31, 2002 from $16 million for the comparable 2001 period. Canada's other revenues in 2001 included $1 million due primarily to the settlement of two legal cases in 2001. The remainder of the variance is attributable to minor fluctuations in several countries. The acquisition of Hidalgo and the acquisitions in Chile and Brazil had no material impact on this variance.

Policyholder benefits and claims increased by $699 million, or 101%, to $1,388 million for the year ended December 31, 2002 from $689 million for the comparable 2001 period. The acquisition of Hidalgo and the acquisitions in Chile increased policyholder benefits and claims by $224 million and $169 million, respectively. In addition, $108 million of this increase in policyholder benefits and claims is attributable to the aforementioned sale of an annuity contract in Canada. South Korea's, Mexico's (excluding Hidalgo), Taiwan's and Spain's policyholder benefits and claims increased by $69 million, $67 million, $18 million and $15 million, respectively, commensurate with the overall premium increases discussed above. Excluding the aforementioned sale of an annuity contract, Canada's policyholder benefits and claims increased by $32 million primarily due to the restructuring of a pension contract from an investment-type product to a long-term annuity. The remainder of the variance is attributable to minor fluctuations in several countries.

Interest credited to policyholder account balances increased by $28 million, or 55%, to $79 million for the year ended December 31, 2002 from $51 million for the comparable 2001 period. The acquisition of Hidalgo contributed $51 million. This increase was partially offset by a decrease of $17 million in Argentina. This decrease is primarily due to modifications to policy contracts as authorized by the Argentinean government and a reduction of investment-type policies in-force. In addition, Spain's interest credited decreased by $7 million primarily due to a decrease in the assets under management for life products with guarantees associated with the sale of a block of policies to Banco Santander in May 2001. The remainder of the variance is attributable to minor fluctuations in several countries.

Policyholder dividends remained essentially unchanged at $35 million for the year ended December 31, 2002 versus $36 million for the comparable 2001 period. The acquisition of Hidalgo and the acquisitions in Chile and Brazil had no material impact on this variance.

Other expenses increased by $178 million, or 54%, to $507 million for the year ended December 31, 2002 from $329 million for the comparable 2001 period. The acquisition of Hidalgo and the acquisitions in Chile and Brazil contributed $82 million, $21 million and $5 million, respectively. South Korea's, Mexico's (excluding Hidalgo), and Hong Kong's other expenses increased by $29 million, $19 million and $7 million, respectively. These increases are primarily due to increased non-deferrable commissions from higher sales as discussed above, particularly in South Korea where fixed sales compensation is paid to new sales management as part of the professional agency expansion. Argentina's other expenses increased by $9 million due to additional loss recognition in connection with ongoing economic circumstances in the country. Poland's other expenses increased by $5 million primarily due to costs incurred in the fourth quarter of 2002 associated with the closing of this operation. The remainder of the variance is attributable to minor fluctuations in several countries.

Year ended December 31, 2001 compared with the year ended December 31, 2000—International

Premiums increased by $186 million, or 28%, to $846 million for the year ended December 31, 2001 from $660 million for the comparable 2000 period. Mexico's premiums grew by $89 million due to additional sales in group life, major medical and individual life products. Protection-type product sales fostered by the continued expansion of the professional sales force in South Korea accounted for an additional $41 million in premiums. Spain's premiums rose by $18 million primarily due to continued growth in the direct auto business. Higher individual life sales resulted in an additional $17 million in Taiwanese premiums. The 2001 acquisitions in Brazil and Chile increased premiums by $12 million and $7 million, respectively, in those countries. Hong Kong's premiums grew by $5 million primarily due to continued growth in the direct marketing, group life, and traditional life businesses. These variances were partially offset by a $3 million decline in Argentinean individual life premiums, reflecting the impact of economic and political events in that country. The remainder of the variance is attributable to minor fluctuations in several countries.

Universal life and investment-type product policy fees decreased by $15 million, or 28%, to $38 million for the year ended December 31, 2001 from $53 million for the comparable 2000 period. This decline is primarily attributable to a $19 million reduction in fees in Spain caused by a reduction in assets under management, as a result of a planned cessation of product lines offered through a joint venture with Banco Santander. The remainder of the variance is attributable to minor fluctuations in several countries.

Other revenues increased by $7 million, or 78%, to $16 million for the year ended December 31, 2001 from $9 million for the comparable 2000 period. Argentina's other revenues grew by $5 million primarily due to foreign currency transaction gains in the private pension business, which was introduced in the third quarter of 2001. The required accounting for foreign currency translation fluctuations in Indonesia, a highly inflationary economy, resulted in a $3 million increase in other revenues. These variances were partially offset by a $3 million decrease in Taiwan due to higher group reinsurance commissions received in 2000. The remainder of the increase is attributable to minor variances in several countries.

Policyholder benefits and claims increased by $127 million, or 23%, to $689 million for the year ended December 31, 2001 from $562 million for the comparable 2000 period. Mexico's, South Korea's and Taiwan's policyholder benefits and claims grew by $74 million, $24 million and $15 million, respectively, commensurate with the overall premium variance discussed above. The 2001 acquisitions in Brazil and Chile contributed $9 million and $7 million, respectively, to this variance. These variances are partially offset by a $7 million decline in Argentina's policyholder benefits and claims as a result of the impact of economic and political events in that country. The remainder of the variance is attributable to minor fluctuations in several countries.

Interest credited to policyholder account balances decreased by $5 million, or 9%, to $51 million for the year ended December 31, 2001 from $56 million for the comparable 2000 period. An overall decline in crediting rates on interest-sensitive products in 2001 as a result of the low interest rate environment is primarily responsible for a $6 million reduction in South Korea. Spain's interest credited dropped by $6 million due to a reduction in assets under management, as a result of a planned cessation of product lines offered through a joint venture with Banco Santander. These variances were partially offset by a $2 million increase in both Mexico and Argentina, due to an increase in average customer account balances.

Policyholder dividends increased by $4 million, or 13%, to $36 million for the year ended December 31, 2001 from $32 million for the comparable 2000 period. The growth in Mexico's group life sales mentioned above resulted in an increase in policyholder dividends of $2 million. Taiwan's individual life sales contributed an additional $2 million in policyholder dividends. The remainder of the variance is attributable to minor fluctuations in several countries.

Payments of $327 million related to Metropolitan Life's demutualization were made during the second quarter of 2000 to holders of certain policies transferred to Clarica Life Insurance Company in connection with the sale of a substantial portion of the Company's Canadian operations in 1998.

Other expenses increased by $37 million, or 13%, to $329 million for the year ended December 31, 2001 from $292 million in the comparable 2000 period. Argentina's other expenses rose by $15 million due to a write-off of deferred policy acquisition costs, resulting from a revision in the calculation of estimated gross margins and profits caused by the anticipated impact of economic and political events in that country. Mexico and South Korea's other expenses grew by $13 million and $10 million, respectively, primarily due to the growth in business in these countries. The 2001 acquisitions in Brazil and Chile contributed $7 million and $3 million, respectively, to this variance. These variances were partially offset by an $11 million decrease in Spain's other expenses due to a reduction in payroll, commissions, and administrative expenses as a result of a planned cessation of product lines offered through a joint venture with Banco Santander. The remainder of the variance is attributable to minor fluctuations in several countries.

Corporate & Other

Year ended December 31, 2002 compared with the year ended December 31, 2001 — Corporate & Other

Other revenues increased by $16 million, or 19%, to $101 million for the year ended December 31, 2002 from $85 million for the comparable 2001 period, primarily due to the sale of a company-occupied building, and income earned on COLI purchased during 2002, partially offset by an increase in the elimination of intersegment activity.

Other expenses increased by $111 million, or 17%, to $768 million for the year ended December 31, 2002 from $657 million for the comparable 2001 period, primarily due to increases in legal and interest expenses. The 2002 period includes a $266 million charge to increase the Company's asbestos-related liability and expenses to cover costs associated with the resolution of federal government investigations of General American's former Medicare business. These increases are partially offset by a $250 million charge recorded in the fourth quarter of 2001 to cover costs associated with the resolution of class action lawsuits and a regulatory inquiry pending against Metropolitan Life, involving alleged race-conscious insurance underwriting practices prior to 1973. The increase in interest expenses is primarily due to increases in long-term debt resulting from the issuance of $1.25 billion and $1 billion of senior debt in November 2001 and December 2002, respectively, partially offset by a decrease in commercial paper in 2002. In addition, a decrease in the elimination of intersegment activity contributed to the variance.

Year ended December 31, 2001 compared with the year ended December 31, 2000 — Corporate & Other

Other revenues decreased by $6 million, or 7%, to $85 million for the year ended December 31, 2001 from $91 million for the comparable 2000 period, primarily due the sales of certain subsidiaries in 2000, partially offset by the recognition of a refund earned on a reinsurance treaty in 2001 and a decrease in the elimination of intersegment activity.

Demutualization costs of $230 million were incurred during the year ended December 31, 2000. These costs are related to Metropolitan Life's demutualization on April 7, 2000.

Other expenses increased by $198 million, or 43%, to $657 million for the year ended December 31, 2001 from $459 million for the comparable 2000 period. This variance is primarily due to higher legal expenses, expenses associated with MetLife, Inc. shareholder services cost and start-up costs relating to MetLife's banking initiatives, as well as a decrease in the elimination of intersegment activity. Legal expenses of $250 million were recorded in the fourth quarter of 2001 to cover costs associated with the anticipated resolution of class action lawsuits and a regulatory inquiry pending against Metropolitan Life, involving alleged race-conscious insurance underwriting practices prior to 1973. These increases are partially offset by a reduction in interest expenses due to reduced average levels in borrowing and a lower rate environment in 2001.

Liquidity and Capital Resources

The Holding Company

Capital

Restrictions and Limitations on Bank Holding Companies and Financial Holding Companies — Capital. MetLife, Inc. and its insured depository institution subsidiary are subject to risk-based and leverage capital guidelines issued by the federal banking regulatory agencies for banks and financial holding companies. The federal banking regulatory agencies are required by law to take specific prompt corrective actions with respect to institutions that do not meet minimum capital standards. At December 31, 2002, MetLife and its insured depository institution subsidiary were in compliance with the aforementioned guidelines.

Liquidity

Liquidity refers to a company's ability to generate adequate amounts of cash to meet its needs. Liquidity is managed to preserve stable, reliable and cost-effective sources of cash to meet all current and future financial obligations. Liquidity is provided by a variety of sources, including a portfolio of liquid assets, a diversified mix of short- and long-term funding sources from the wholesale financial markets and the ability to borrow through committed credit facilities. The Holding Company is an active participant in the global financial markets through which it obtains a significant amount of funding. These markets, which serve as cost-effective sources of funds, are critical components of the Holding Company's liquidity management. Decisions to access these markets are based upon relative costs, prospective views of balance sheet growth, and a targeted liquidity profile. A disruption in the financial markets could limit access to liquidity for the Holding Company.

The Holding Company's ability to maintain regular access to competitively priced wholesale funds is fostered by its current debt ratings from the major credit rating agencies. Management views its capital ratios, credit quality, stable and diverse earnings streams, diversity of liquidity sources and its liquidity monitoring procedures as critical to retaining high credit ratings.

Liquidity is monitored through the use of internal liquidity risk metrics, including the composition and level of the liquid asset portfolio, timing differences in short-term cash flow obligations, access to the financial markets for capital and term-debt transactions, and exposure to contingent draws on the Holding Company's liquidity.

Liquidity Sources

Dividends. The primary source of the Holding Company's liquidity is dividends it receives from Metropolitan Life. Under the New York Insurance Law, Metropolitan Life is permitted without prior insurance regulatory clearance to pay a stockholder dividend to the Holding Company as long as the aggregate amount of all such dividends in any calendar year does not exceed the lesser of (i) 10% of its statutory surplus as of the immediately preceding calendar year, and (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). Metropolitan Life will be permitted to pay a stockholder dividend to the Holding Company in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Superintendent and the Superintendent does not disapprove the distribution. Under the New York Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. The New York Insurance Department (the "Department") has established informal guidelines for such determinations. The guidelines, among other things, focus on the insurer's overall financial condition and profitability under statutory accounting practices. Management of the Holding Company cannot provide assurance that Metropolitan Life will have statutory earnings to support payment of dividends to the Holding Company in an amount sufficient to fund its cash requirements and pay cash dividends or that the Superintendent will not disapprove any dividends that Metropolitan Life must submit for the Superintendent's consideration. In addition, the Holding Company also receives dividends from its other subsidiaries. The Holding Company's other insurance subsidiaries are also subject to restrictions on the payment of dividends to their respective parent companies.

The dividend limitation is based on statutory financial results. Statutory accounting practices, as prescribed by the Department, differ in certain respects from accounting principles used in financial statements prepared in conformity with GAAP. The significant differences relate to deferred policy acquisition costs, certain deferred income taxes, required investment reserves, reserve calculation assumptions, goodwill and surplus notes.

Liquid Assets. An integral part of the Holding Company's liquidity management is the amount of liquid assets that it holds. Liquid assets include cash, cash equivalents, short-term investments and marketable fixed maturities. At December 31, 2002 and 2001, the Holding Company had $1,343 million and $2,981 million in liquid assets, respectively.

Global Funding Sources. Liquidity is also provided by a variety of both short- and long-term instruments, including repurchase agreements, commercial paper, medium-and long-term debt, capital securities and stockholders' equity. The diversity of the Holding Company's funding sources enhances funding flexibility and limits dependence on any one source of funds, and generally lowers the cost of funds.

At December 31, 2002, the Holding Company had $249 million in short-term debt outstanding. At December 31, 2001, the Holding Company had no short-term debt outstanding. At December 31, 2002 and 2001, the Holding Company had $3.3 billion and $2.3 billion in long-term debt outstanding, respectively.

The Holding Company filed a $4.0 billion shelf registration statement, effective June 1, 2001, with the U.S. Securities and Exchange Commission ("SEC") which permits the registration and issuance of debt and equity securities as described more fully therein. The Holding Company has issued senior debt in the amount of $2.25 billion under this registration statement. In December 2002, the Holding Company issued $400 million 5.375% senior notes due 2012 and $600 million 6.50% senior notes due 2032 and in November 2001, the Holding Company issued $500 million 5.25% senior notes due 2006 and $750 million 6.125% senior notes due 2011. In addition, in February 2003, the Holding Company remarketed under the shelf registration statement $1,006 million aggregate principal amount of debentures previously issued in connection with the issuance of equity security units as part of MetLife, Inc.'s initial public offering in April 2000.

Other sources of the Holding Company's liquidity include programs for short- and long-term borrowing, as needed, arranged through Metropolitan Life.

Credit Facilities. The Holding Company maintains approximately $1.25 billion in a committed and unsecured credit facility that it shares with Metropolitan Life and MetLife Funding, Inc. ("MetLife Funding") expiring in 2005. If these facilities were drawn upon, they would bear interest at varying rates stated in the agreements. This facility is primarily used as back-up lines of credit for its commercial paper program. At December 31, 2002, the Holding Company, Metropolitan Life or MetLife Funding had not drawn against this credit facility.

Liquidity Uses

The primary uses of liquidity of the Holding Company include cash dividends on common stock, service on debt, contributions to subsidiaries, payment of general operating expenses and the repurchase of the Holding Company's common stock.

Dividends. In the fourth quarter of 2002, the Holding Company declared an annual dividend for 2002 of $0.21 per share. The 2002 dividend represented an increase of $0.01 per share from the 2001 annual dividend of $0.20 per share. Dividends, if any, in any year will be determined by the Holding Company's Board of Directors after taking into consideration factors such as the Holding Company's current earnings, expected medium- and long-term earnings, financial condition, regulatory capital position, and applicable governmental regulations and policies.

Capital Contributions to Subsidiaries. In 2002, the Holding Company contributed $500 million to Metropolitan Life and in 2001, contributed $770 million to Metropolitan Insurance and Annuity Company ("MIAC").

Share Repurchase. On February 19, 2002, the Holding Company's Board of Directors authorized a $1 billion common stock repurchase program. This program began after the completion of the March 28, 2001 and June 27, 2000 repurchase programs, each of which authorized the repurchase of $1 billion of common stock. Under these authorizations, the Holding Company may purchase common stock from the MetLife Policyholder Trust, in the open market and in privately negotiated transactions. The Holding Company acquired 15,244,492 and 45,242,966 shares of common stock for $471 million and $1,322 million during the years ended December 31, 2002 and 2001, respectively. At December 31, 2002 the Holding Company had approximately $806 million remaining on its existing share repurchase authorization. The Company does not anticipate any share repurchases in the first six months of 2003 and any repurchases in the remainder of 2003 will be dependent upon several factors, including the Company's capital position, its financial strength and credit ratings, general market conditions and the price of the Company's stock.

Support Agreements. In 2002, the Holding Company entered into a net worth maintenance agreement with three of its insurance subsidiaries, MetLife Investors Insurance Company, First MetLife Investors Insurance Company and MetLife Investors Insurance Company of California. Under the agreements, the Holding Company agreed, without limitation as to the amount, to cause each of these subsidiaries to have a minimum capital and surplus of $10 million (or, with respect to MetLife Investors Insurance Company of California, $5 million), total adjusted capital at a level not less than 150% of the company action level RBC, as defined by state insurance statutes, and liquidity necessary to enable it to meet its current obligations on a timely basis. The capital and surplus of each of these subsidiaries at December 31, 2002 was in excess of the referenced amounts.

The Holding Company has agreed to make capital contributions, in any event not to exceed $120 million, to MIAC in the aggregate amount of the excess of (i) the debt service payments required to be made, and the capital expenditure payments required to be made or reserved for, in connection with the affiliated borrowings arranged in December 2001 to fund the purchase by MIAC of certain real estate properties from Metropolitan Life during the two year period following the date of the borrowings, over (ii) the cash flows generated by these properties.

Based on management's analysis of its expected cash inflows from the dividends it receives from subsidiaries, including Metropolitan Life, that are permitted to be paid without prior insurance regulatory approval and its portfolio of liquid assets and other anticipated cash flows, management believes there will be sufficient liquidity to enable the Holding Company to make payments on debt, make dividend payments on its common stock, pay all operating expenses and meet other obligations.

The Company

Capital

Risk-Based Capital ("RBC"). Section 1322 of the New York Insurance Law requires that New York domestic life insurers report their RBC based on a formula calculated by applying factors to various asset, premium and statutory reserve items, and similar rules apply to each of the Company's domestic insurance subsidiaries. The formula takes into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk and business risk. Section 1322 gives the Superintendent explicit regulatory authority to require various actions by, or take various actions against, insurers whose total adjusted capital does not exceed certain RBC levels. At December 31, 2002, Metropolitan Life's and each of the Holding Company's domestic insurance subsidiaries' total adjusted capital was in excess of each of the RBC levels required by each state of domicile.

The National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles (the "Codification"), which is intended to standardize regulatory accounting and reporting to state insurance departments and became effective January 1, 2001. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Department required adoption of the Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in New York effective January 1, 2001. Effective December 31, 2002, the Department adopted a modification to its regulations to be consistent with Codification with respect to the admissibility of deferred income taxes by New York insurers, subject to certain limitations. The adoption of the Codification as modified by the Department, did not adversely affect Metropolitan Life's statutory capital and surplus. Further modifications by state insurance departments may impact the effect of the Codification on the statutory capital and surplus of Metropolitan Life and the Holding Company's other insurance subsidiaries.

Liquidity Sources

Cash Flow from Operations. The Company's principal cash inflows from its insurance activities come from insurance premiums, annuity considerations and deposit funds. A primary liquidity concern with respect to these cash inflows is the risk of early contractholder and policyholder withdrawal. The Company seeks to include provisions limiting withdrawal rights on many of its products, including general account institutional pension products (generally group annuities, including guaranteed interest contracts and certain deposit fund liabilities) sold to employee benefit plan sponsors.

The Company's principal cash inflows from its investment activities result from repayments of principal, proceeds from maturities and sales of invested assets and investment income. The primary liquidity concerns with respect to these cash inflows are the risk of default by debtors and market volatilities. The Company closely monitors and manages these risks through its credit risk management process.

Liquid Assets. An integral part of the Company's liquidity management is the amount of liquid assets it holds. Liquid assets include cash, cash equivalents, short-term investments, marketable fixed maturities and equity securities. At December 31, 2002 and 2001, the Company had $127 billion and $108 billion in liquid assets, respectively.

Global Funding Sources. Liquidity is also provided by a variety of both short- and long-term instruments, including repurchase agreements, commercial paper, medium- and long-term debt, capital securities and stockholders' equity. The diversity of the Company's funding sources enhances funding flexibility and limits dependence on any one source of funds, and generally lowers the cost of funds.

At December 31, 2002 and 2001, the Company had $1,161 million and $355 million in short-term debt outstanding, respectively, and $4,425 million and $3,628 million in long-term debt outstanding, respectively. See "— The Holding Company — Global Funding Sources."

MetLife Funding serves as a centralized finance unit for Metropolitan Life. Pursuant to a support agreement, Metropolitan Life has agreed to cause MetLife Funding to have a tangible net worth of at least one dollar. At December 31, 2002 and 2001, MetLife Funding had a tangible net worth of $10.7 million and $10.6 million, respectively. MetLife Funding raises funds from various funding sources and uses the proceeds to extend loans, through MetLife Credit Corp., a subsidiary of Metropolitan Life, to the Holding Company, Metropolitan Life and other affiliates. MetLife Funding manages its funding sources to enhance the financial flexibility and liquidity of Metropolitan Life and other affiliated companies. At December 31, 2002 and 2001, MetLife Funding had total outstanding liabilities, including accrued interest payable, of $400 million and $133 million, respectively, consisting primarily of commercial paper.

Credit Facilities. The Company maintains committed and unsecured credit facilities aggregating $2.43 billion ($1.14 billion expiring in 2003 and $1.29 billion expiring in 2005). If these facilities were drawn upon, they would bear interest at varying rates stated in the agreements. The facilities can be used for general corporate purposes and also as back-up lines of credit for the Company's commercial paper program. At December 31, 2002, the Company had drawn approximately $28 million under the facilities expiring in 2005 at interest rates ranging from 4.39% to 5.57%.

Liquidity Uses

Insurance Liabilities. The Company's principal cash outflows primarily relate to the liabilities associated with its various life insurance, property and casualty, annuity and group pension products, operating expenses and income taxes, as well as principal and interest on its outstanding debt obligations. Liabilities arising from its insurance activities primarily relate to benefit payments under the aforementioned products, as well as payments for policy surrenders, withdrawals and loans.

Investment and Other. Additional cash outflows include those related to obligations of securities lending activities, investments in real estate, limited partnership and joint ventures, as well as legal liabilities.

The following table summarizes the Company's major contractual obligations (other than those arising from its ordinary product and investment purchase activities):

Contractual Obligations	**Total**	**2003**	**2004**	**2005**	**2006**	**2007**	**Thereafter**
			(Dollars in millions)				
Long-term debt(1)	$4,460	$ 452	$ 12	$ 397	$ 604	$ 4	$2,991
Partnership investments	1,667	1,667	—	—	—	—	—
Company-obligated securities(1)	1,356	—	—	1,006	—	—	350
Operating leases	1,399	192	166	149	133	116	643
Mortgage commitments	859	859	—	—	—	—	—
Total	$9,741	$3,170	$178	$1,552	$ 737	$120	$3,984

(1) Amounts differ from the balances presented on the Consolidated Balance Sheets, which are shown net of related discounts.

On July 11, 2002, an affiliate of the Company elected not to make future payments required by the terms of a non-recourse loan obligation. The book value of this loan was $16 million at December 31, 2002. The Company's exposure under the terms of the applicable loan agreement is limited solely to its investment in certain securities held by an affiliate. During the first quarter of 2003 the Company made all previously required and current payments under the terms of the loan.

Letters of Credit. At December 31, 2002 and December 31, 2001, the Company had outstanding approximately $625 million and $473 million in letters of credit from various banks, all of which expire within one year. Since commitments associated with letters of credit and financing arrangements may expire unused, these amounts do not necessarily reflect the actual future cash funding requirements.

Support Agreements. In addition to its support agreement with MetLife Funding described above, Metropolitan Life entered into a net worth maintenance agreement with New England Life Insurance Company ("New England Life") at the time Metropolitan Life acquired New England Life. Under the agreement, Metropolitan Life agreed, without limitation as to the amount, to cause New England Life to have a minimum capital and surplus of $10 million, total adjusted capital at a level not less than the company action level RBC, as defined by state insurance statutes, and liquidity necessary to enable it to meet its current obligations on a timely basis. The agreement may be terminated under certain circumstances. The capital and surplus of New England Life at December 31, 2002 and 2001 was in excess of the referenced amounts. See "— Liquidity Sources — Global Funding Sources."

In connection with the Company's acquisition of GenAmerica, Metropolitan Life entered into a net worth maintenance agreement with General American Life Insurance Company ("General American"). Under the agreement, Metropolitan Life agreed without limitation as to amount to cause General American to have a minimum capital and surplus of $10 million, total adjusted capital at a level not less than 180% of the company action level RBC, as defined by state insurance statutes, and liquidity necessary to enable it to meet its current obligations on a timely basis. The agreement was subsequently amended to provide that, for the five year period from 2003 through 2007, total adjusted capital must be maintained at a level not less than 200% of the company action level RBC, as defined by state insurance statutes. The capital and surplus of General American at December 31, 2002 and 2001 was in excess of the referenced amounts.

Metropolitan Life has entered into a net worth maintenance agreement with Security Equity Life Insurance Company ("Security Equity"), an insurance subsidiary acquired in the GenAmerica transaction. Under the agreement, Metropolitan Life agreed without limitation as to amount to cause Security Equity to have a minimum capital and surplus of $10 million, total adjusted capital at a level not less than 150% of the company action level RBC, as defined by state insurance statutes, and sufficient liquidity to meet its current obligations. The agreement may be terminated under certain circumstances. The capital and surplus of Security Equity at December 31, 2002 and 2001 was in excess of the referenced amounts.

Metropolitan Life has also entered into arrangements for the benefit of some of its other subsidiaries and affiliates to assist such subsidiaries and affiliates in meeting various jurisdictions' regulatory requirements regarding capital and surplus and security deposits. In addition, Metropolitan Life has entered into a support arrangement with respect to a subsidiary under which Metropolitan Life may become responsible, in the event that the subsidiary becomes the subject of insolvency proceedings, for the payment of certain reinsurance recoverables due from the subsidiary to one or more of its cedents in accordance with the terms and conditions of the applicable reinsurance agreements.

General American has agreed to guarantee the obligations of its subsidiary, Paragon Life Insurance Company, and certain obligations of its former subsidiaries, Security Equity, MetLife Investors Insurance Company ("MetLife Investors"), First MetLife Investors Insurance Company and MetLife Investors Insurance Company of California. In addition, General American has entered into a contingent reinsurance agreement with MetLife Investors. Under this agreement, in the event that MetLife Investors' statutory capital and surplus is less than $10 million or total adjusted capital falls below 150% of the company action level RBC, as defined by state insurance statutes, General American would assume as assumption reinsurance, subject to regulatory approvals and required consents, all of MetLife Investors' life insurance policies and annuity contract liabilities. The capital and surplus of MetLife Investors' at December 31, 2002 and 2001 was in excess of the referenced amounts.

Management does not anticipate that these arrangements will place any significant demands upon the Company's liquidity resources.

Litigation. Various litigation claims and assessments against the Company have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses except with respect to certain matters. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations, it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's consolidated financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's operating results or cash flows in particular quarterly or annual periods.

Based on management's analysis of its expected cash inflows from operating activities, the dividends it receives from subsidiaries, including Metropolitan Life, that are permitted to be paid without prior insurance regulatory approval and its portfolio of liquid assets and other anticipated cash flows, management believes there will be sufficient liquidity to enable the Company to make payments on debt, make dividend payments on its common stock, pay all operating expenses and meet other obligations. The nature of the Company's diverse product portfolio and customer base lessen the likelihood that normal operations will result in any significant strain on liquidity in 2003.

Consolidated cash flows. Net cash provided by operating activities was $4,997 million and $4,512 million for the years ended December 31, 2002 and 2001, respectively. The $485 million increase in operating cash flow in 2002 over the comparable 2001 period is primarily attributable to sales growth in the group life, dental, disability and long-term care businesses, the sale of a significant retirement and savings contract in the second quarter of 2002, as well as additional sales of structured settlements and traditional annuity products. In addition, a large annuity contract sold in the first quarter of 2002 to a Canadian trust company and increased sales in South Korea due to larger professional sales force and improved agent productivity. These increases were partially offset by a contribution by the Company to its defined benefit pension plans in December 2002.

Net cash provided by operating activities was $4,512 million and $3,277 million for the years ended December 31, 2001 and 2000, respectively. The $1,235 million increase in operating cash flow in 2001 over the 2000 comparable period is primarily attributable to sales growth in the dental, disability, long-term care and group life products, partially offset by decreases in the sales of retirement and savings products. An increase in operating cash flows resulted from additional sales of group life, major medical and individual life products in Mexico. Protection-type product sales fostered by the continued expansion of the professional sales force accounted for additional premiums from South Korea.

Net cash used in investing activities was $16,996 million and $3,165 million for the years ended December 31, 2002 and 2001, respectively. The $13,831 million increase in net cash used in investing activities in 2002 over the 2001 comparable period is partly attributable to an increase in investments held as cash collateral received in connection with the securities lending program. In addition, the Company invested income generated from operations, cash raised through the issuance of a guaranteed investment contract and cash generated by a company-sponsored real estate sales program in various financial instruments, including fixed maturities and mortgage loans on real estate. At December 31, 2001, the Company held cash equivalents that were subsequently invested in bonds and U.S. treasury notes in the first quarter of 2002. Additionally, certain contractholders transferred investments from the separate account to the general account. Net cash used in investing activities also increased due to the acquisition of Hidalgo.

Net cash used in investing activities was $3,165 million and $1,232 million for the years ended December 31, 2001 and 2000, respectively. Net cash used in investing activities increased $1,933 million in 2001, over the comparable period in 2000, due in large part to the purchase of equity securities as part of the Company's investment in the equity markets following the September 11, 2001 tragedies. The remaining change in investing activities was due to the investment of income generated from the operations of the Company in various financial instruments.

Net cash provided by financing activities was $6,849 million and $2,692 million for the years ended December 31, 2002 and 2001, respectively. The $4,157 million increase in financing activities in 2002 from 2001 was due to a $2,401 million increase in policyholder account balances primarily from sales of annuity products, the issuance of $1,536 million in short-term debt. In addition, the Company spent $850 million less in the stock repurchase program in 2002 as compared to 2001. These cash flows are partially offset by a $592 million decrease in long-term debt issued.

Net cash provided by financing was $2,692 million for the year ended December 31, 2001. Net cash used in financing was $1,400 million for the year ended December 31, 2000. Net cash provided by financing activities increased $4,092 million in 2001 from 2000, partially attributable to a

$3,514 million increase in policyholder account balances primarily from sales of annuity products, $2,550 million of cash payments to policyholders in 2000 related to the Company's demutualization, the paydown of $2,365 million of short-term debt in 2000 and the issuance of $1,393 million in long-term debt in 2001. Partially offsetting these activities were the issuance of $4,009 million in common stock in connection with the Company's initial public offering in 2000, $708 million in higher costs associated with the stock repurchase program in 2001 and $772 million in lower proceeds from the issuance of company-obligated mandatorily redeemable securities in 2001.

Insolvency Assessments

Most of the jurisdictions in which the Company is admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed life insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assessments levied against the Company from January 1, 2000 through December 31, 2002 aggregated $2 million. The Company maintained a liability of $62 million at December 31, 2002 for future assessments in respect of currently impaired, insolvent or failed insurers.

In the past five years, none of the aggregate assessments levied against MetLife's insurance subsidiaries has been material. The Company has established liabilities for guaranty fund assessments that it considers adequate for assessments with respect to insurers that are currently subject to insolvency proceedings.

Effects of Inflation

The Company does not believe that inflation has had a material effect on its consolidated results of operations, except insofar as inflation may affect interest rates.

Accounting Standards

During 2002, the Company adopted or applied the following accounting standards: (i) SFAS No. 141, *Business Combinations* ("SFAS 141"), (ii) SFAS No. 142 and (iii) SFAS No. 144. In accordance with SFAS 141, the elimination of $5 million of negative goodwill was reported in net income in the first quarter of 2002 as a cumulative effect of a change in accounting. On January 1, 2002, the Company adopted SFAS 142. The Company did not amortize goodwill during 2002. Amortization of goodwill was $47 million and $50 million for the years ended December 31, 2001 and 2000, respectively. Amortization of other intangible assets was not material for the years December 31, 2002, 2001 and 2000. The Company has completed the required impairment tests of goodwill and indefinite-lived intangible assets. As a result of these tests, the Company recorded a $5 million charge to earnings relating to the impairment of certain goodwill assets in the third quarter of 2002 as a cumulative effect of a change in accounting. There was no impairment of identified intangible assets or significant reclassifications between goodwill and other intangible assets at January 1, 2002. Adoption of SFAS 144 did not have a material impact on the Company's consolidated financial statements other than the presentation as discontinued operations of net investment income and net investment gains related to operations of real estate on which the Company initiated disposition activities subsequent to January 1, 2002 and the classification of such real estate as held-for-sale on the consolidated balance sheets.

The Financial Accounting Standards Board ("FASB") is deliberating on a proposed statement that would further amend SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"). The proposed statement will address certain SFAS 133 Implementation Issues. The proposed statement is not expected to have a significant impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of APB No. 51* ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is in the process of assessing the impact of FIN 46 on its consolidated financial statements. Certain disclosure provisions of FIN 46 were required for December 31, 2002 financial statements. Such provisions, which were adopted by the Company, required the disclosure of the total assets and the maximum exposure to loss relating to the Company's interests in variable interest entities.

In 2003, the FASB staff is expected to provide transition guidance with respect to the issue of whether embedded derivatives within modified coinsurance agreements need to be accounted for separately. The Company enters into modified coinsurance and certain coinsurance agreements under which assets equal to the net statutory reserves are withheld from the Company and legally owned by the ceding company. The withheld funds are reflected on the Company's balance sheet as funds withheld at interest and totaled $2.1 billion as of December 31, 2002. The Company also cedes business under certain modified coinsurance agreements. As of December 31, 2002, the Company has not separately accounted for any potential embedded derivatives associated with these contracts, which it believes is consistent with GAAP, as well as industry practice. The Company cannot estimate the impact, if any, associated with the adoption of any new FASB guidance expected to be issued in 2003.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* ("SFAS 148"), which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under Accounting Principles Board ("APB") Opinion No. 25 *Accounting for Stock-Issued to Employees* ("APB 25") to the fair value method of accounting from SFAS No. 123 *Accounting for Stock-Based Compensation* ("SFAS 123"), if a company so elects. Effective January 1, 2003, the Company adopted the fair value method of recording stock options under SFAS 123. In accordance with alternatives available under the transitional guidance of SFAS 148, the Company has elected to apply the fair value method of accounting for stock options prospectively to awards granted subsequent to January 1, 2003. As permitted, options granted prior to January 1, 2003, will continue to be accounted for under APB 25, and the pro forma impact of accounting for these options at fair value will continue to be disclosed in the consolidated financial statements until the last of those options vest in 2005. Had the Company expensed stock options beginning January 1, 2002, the income statement impact would have been approximately $23 million pretax, and $15 million, or $0.02 per diluted share, after tax, in 2002. As the cost of anticipated future option awards is phased in over a three-year period, the annual impact in the third year (2005) will rise to approximately $0.07 per diluted share, assuming options are granted in future years at a similar level and under similar market conditions to 2002. The actual impact per diluted share may vary in the event the fair value or the number of options granted increases or decreases from the current estimate, or if the current accounting guidance changes.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires entities to establish liabilities for certain types of guarantees, and expands financial statement disclosures for others. Disclosure requirements under FIN 45 are effective for financial statements of annual periods ending after December 15,

2002 and are applicable to all guarantees issued by the guarantor subject to the provisions of FIN 45. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the initial adoption of FIN 45 to have a significant impact on the Company's consolidated financial statements. The adoption of FIN 45 requires the Company to include disclosures in its consolidated financial statements related to guarantees.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"), which must be adopted for exit and disposal activities initiated after December 31, 2002. SFAS 146 will require that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred rather than at the date of an entity's commitment to an exit plan as required by Emerging Issues Task Force ("EITF") 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. In the fourth quarter of 2001, the Company recorded a charge of $330 million, net of income taxes of $169 million, associated with business realignment initiatives using the EITF 94-3 accounting guidance.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections* ("SFAS 145"). In addition to amending or rescinding other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions, SFAS 145 generally precludes companies from recording gains and losses from the extinguishment of debt as an extraordinary item. SFAS 145 also requires sale-leaseback treatment for certain modifications of a capital lease that result in the lease being classified as an operating lease. SFAS 145 is effective for fiscal years beginning after May 15, 2002, and the initial application of this standard did not have a significant impact on the Company's consolidated financial statements.

Investments

The Company had total cash and invested assets at December 31, 2002 of $190.7 billion. In addition, the Company had $59.7 billion held in its separate accounts, for which the Company generally does not bear investment risk.

The Company's primary investment objective is to maximize net investment income consistent with acceptable risk parameters. The Company is exposed to three primary sources of investment risk:

- credit risk, relating to the uncertainty associated with the continued ability of a given obligor to make timely payments of principal and interest;
- interest rate risk, relating to the market price and cash flow variability associated with changes in market interest rates; and
- market valuation risk.

The Company manages risk through in-house fundamental analysis of the underlying obligors, issuers, transaction structures and real estate properties. The Company also manages credit risk and market valuation risk through industry and issuer diversification and asset allocation. For real estate and agricultural assets, the Company manages credit risk and valuation risk through geographic, property type, and product type diversification and asset allocation. The Company manages interest rate risk as part of its asset and liability management strategies, product design, such as the use of market value adjustment features and surrender charges, and proactive monitoring and management of certain non-guaranteed elements of its products, such as the resetting of credited interest and dividend rates for policies that permit such adjustments.

The following table summarizes the Company's cash and invested assets at:

	December 31,			
	2002		2001	
	Carrying Value	% of Total	Carrying Value	% of Total
Fixed maturities available-for-sale, at fair value	$140,553	73.7%	$115,398	68.0%
Mortgage loans on real estate	25,086	13.2	23,621	13.9
Policy loans	8,580	4.5	8,272	4.9
Real estate and real estate joint ventures held-for-investment	4,496	2.4	4,054	2.4
Equity securities and other limited partnership interests	3,743	2.0	4,700	2.8
Other invested assets	3,727	1.9	3,298	1.9
Cash and cash equivalents	2,323	1.2	7,473	4.4
Short-term investments	1,921	1.0	1,203	0.7
Real estate held-for-sale	229	0.1	1,676	1.0
Total cash and invested assets	$190,658	100.0%	$169,695	100.0%

Investment Results

The annualized yields on general account cash and invested assets, excluding net investment gains and losses, were 7.20%, 7.56% and 7.54% for the years ended December 31, 2002, 2001 and 2000, respectively.

The following table illustrates the annualized yields on average assets for each of the components of the Company's investment portfolio for the years ended December 31, 2002, 2001 and 2000:

	2002		2001		2000	
	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount
			(Dollars in millions)			
Fixed Maturities:(2)						
Investment income	7.46%	$ 8,092	7.89%	$ 8,031	7.81%	$ 7,915
Net investment losses		(917)		(645)		(1,437)
Total		$ 7,175		$ 7,386		$ 6,478
Ending assets		$140,533		$115,398		$112,979
Mortgage Loans:(3)						
Investment income	7.84%	$ 1,883	8.17%	$ 1,848	7.87%	$ 1,693
Net investment gains (losses)		(22)		(91)		(18)
Total		$ 1,861		$ 1,757		$ 1,675
Ending assets		$ 25,086		$ 23,621		$ 21,951
Policy Loans:						
Investment income	6.49%	$ 543	6.56%	$ 536	6.45%	$ 515
Ending assets		$ 8,580		$ 8,272		$ 8,158
Cash, Cash Equivalents and Short-term Investments:						
Investment income	4.17%	$ 232	5.54%	$ 279	5.72%	$ 288
Net investment losses		—		(5)		—
Total		$ 232		$ 274		$ 288
Ending assets		$ 4,244		$ 8,676		$ 4,703
Real Estate and Real Estate Joint Ventures:(4)						
Investment income, net of expenses	11.41%	$ 637	10.58%	$ 584	11.09%	$ 629
Net investment gains (losses)		576		(4)		101
Total		$ 1,213		$ 580		$ 730
Ending assets		$ 4,725		$ 5,730		$ 5,504
Equity Securities and Other Limited Partnership Interests:						
Investment income	2.21%	$ 83	2.37%	$ 97	4.98%	$ 183
Net investment gains (losses)		222		(96)		185
Total		$ 305		$ 1		$ 368
Ending assets		$ 3,743		$ 4,700		$ 3,845
Other Invested Assets:						
Investment income	6.42%	$ 218	7.60%	$ 249	6.30%	$ 162
Net investment gains (losses)		(206)		79		65
Total		$ 12		$ 328		$ 227
Ending assets		$ 3,727		$ 3,298		$ 2,821
Total Investments:						
Investment income before expenses and fees	7.35%	$ 11,688	7.72%	$ 11,624	7.70%	$ 11,385
Investment expenses and fees	(0.15%)	(235)	(0.16%)	(244)	(0.16%)	(240)
Net investment income	7.20%	$ 11,453	7.56%	$ 11,380	7.54%	$ 11,145
Net investment losses		(347)		(762)		(1,104)
Adjustments to investment losses(5)		145		134		54
Gains from sales of subsidiaries		—		25		660
Total		$ 11,251		$ 10,777		$ 10,755

(1) Yields are based on quarterly average asset carrying values, excluding recognized and unrealized gains and losses, and for yield calculation purposes, average assets exclude collateral associated with the Company's securities lending program.

(2) Included in fixed maturities are equity-linked notes of $834 million, $1,004 million and $1,232 million at December 31, 2002, 2001 and 2000, respectively, which include an equity-like component as part of the notes' return. Investment income for fixed maturities includes prepayment fees and income from the securities lending program. Fixed maturity investment income has been reduced by rebates paid under the securities lending program.

(3) Investment income from mortgage loans on real estate includes prepayment fees.

(4) Real estate and real estate joint venture income is shown net of depreciation of $227 million, $220 million and $224 million for the years ended December 31, 2002, 2001 and 2000, respectively. Real estate and real estate joint venture income includes amounts classified as discontinued operations of $124 million, $125 million and $121 million for the years ended December 31, 2002, 2001 and 2000, respectively. These amounts are net of depreciation of $48 million, $79 million and $80 million for the years ended December 31, 2002, 2001 and 2000, respectively. Net investment gains include $582 million of gains classified as discontinued operations for the year ended December 31, 2002.

(5) Adjustments to investment gains and losses include amortization of deferred policy acquisition costs, charges and credits to participating contracts, and adjustments to the policyholder dividend obligation resulting from investment gains and losses.

Fixed Maturities

Fixed maturities consist principally of publicly traded and privately placed debt securities, and represented 73.7% and 68.0% of total cash and invested assets at December 31, 2002 and 2001, respectively. Based on estimated fair value, public fixed maturities represented $121,191 million, or 86.2%, and $96,579 million, or 83.7%, of total fixed maturities at December 31, 2002 and 2001, respectively. Based on estimated fair value, private fixed maturities represented $19,362 million, or 13.8%, and $18,819 million, or 16.3%, of total fixed maturities at December 31, 2002 and 2001, respectively. The Company invests in privately placed fixed maturities to (i) obtain higher yields than can ordinarily be obtained with comparable public market securities, (ii) provide the Company with protective covenants, call protection features and, where applicable, a higher level of collateral, and (iii) increase diversification. However, the Company may not freely trade its privately placed fixed maturities because of restrictions imposed by federal and state securities laws and illiquid markets.

In cases where quoted market prices are not available, fair values are estimated using present value or valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counter-party. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer and quoted market prices of comparable securities.

The Securities Valuation Office of the NAIC evaluates the fixed maturity investments of insurers for regulatory reporting purposes and assigns securities to one of six investment categories called "NAIC designations." The NAIC ratings are similar to the rating agency designations of the Nationally Recognized Statistical Rating Organizations for marketable bonds. NAIC ratings 1 and 2 include bonds generally considered investment grade (rated "Baa3" or higher by Moody's Investors Services ("Moody's"), or rated "BBB–" or higher by Standard & Poor's ("S&P")) by such rating organizations. NAIC ratings 3 through 6 include bonds generally considered below investment grade (rated "Ba1" or lower by Moody's, or rated "BB+" or lower by S&P).

The following table presents the Company's total fixed maturities by Nationally Recognized Statistical Rating Organizations designation and the equivalent ratings of the NAIC, as well as the percentage, based on estimated fair value, that each designation comprises at:

	December 31, 2002			December 31, 2001		
Rating Agency Designation(1)	Amortized Cost	Estimated Fair Value	% of Total	Amortized Cost	Estimated Fair Value	% of Total
			(Dollars in millions)			
Aaa/Aa/A	$ 91,250	$ 97,495	69.4%	$ 72,098	$ 75,265	65.2%
Baa	29,345	31,060	22.1	29,128	29,581	25.6
Ba	7,413	7,304	5.2	6,021	5,856	5.1
B	3,463	3,227	2.3	3,205	3,100	2.7
Caa and lower	434	339	0.2	726	597	0.5
In or near default	430	416	0.3	327	237	0.2
Subtotal	132,335	139,841	99.5	111,505	114,636	99.3
Redeemable preferred stock	817	712	0.5	783	762	0.7
Total fixed maturities	$133,152	$140,553	100.0%	$112,288	$115,398	100.0%

(1) Amounts presented are based on rating agency designations. Comparisons between NAIC ratings and rating agency designations are published by the NAIC.

Based on estimated fair values, investment grade fixed maturities comprised 91.5% and 90.8% of total fixed maturities in the general account at December 31, 2002 and 2001, respectively.

The following table shows the amortized cost and estimated fair value of fixed maturities, by contractual maturity dates (excluding scheduled sinking funds) at:

	December 31,			
	2002		2001	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
		(Dollars in millions)		
Due in one year or less	$ 4,592	$ 4,662	$ 4,001	$ 4,049
Due after one year through five years	26,200	27,354	20,168	20,841
Due after five years through ten years	23,297	24,987	22,937	23,255
Due after ten years	35,507	38,452	30,778	32,248
Subtotal	89,596	95,455	77,884	80,393
Mortgage-backed and asset-backed securities	42,739	44,386	33,621	34,243
Subtotal	132,335	139,841	111,505	114,636
Redeemable preferred stock	817	712	783	762
Total fixed maturities	$133,152	$140,553	$112,288	$115,398

Actual maturities may differ as a result of prepayments by the issuer.

The Company diversifies its fixed maturities by security sector. The following tables set forth the amortized cost, gross unrealized gain or loss and estimated fair value of the Company's fixed maturities by sector, as well as the percentage of the total fixed maturities holdings that each security sector is comprised at:

	December 31, 2002				
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value	% of Total
	(Dollars in millions)				
U.S. corporate securities	$ 47,021	$3,193	$ 957	$ 49,257	35.0%
Mortgage-backed securities	33,256	1,649	22	34,883	24.8
Foreign corporate securities	18,001	1,435	207	19,229	13.7
U.S. treasuries/agencies	14,373	1,565	4	15,934	11.3
Asset-backed securities	9,483	228	208	9,503	6.8
Foreign government securities	7,012	636	52	7,596	5.4
State and political subdivisions	2,580	182	20	2,742	2.0
Other fixed income assets	609	191	103	697	0.5
Total bonds	132,335	9,079	1,573	139,841	99.5
Redeemable preferred stocks	817	12	117	712	0.5
Total fixed maturities	$133,152	$9,091	$1,690	$140,553	100.0%

	December 31, 2001				
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value	% of Total
	(Dollars in millions)				
U.S. corporate securities	$ 43,141	$1,470	$ 748	$ 43,863	38.0%
Mortgage-backed securities	25,506	866	192	26,180	22.7
Foreign corporate securities	16,836	688	539	16,985	14.7
U.S. treasuries/agencies	8,297	1,031	43	9,285	8.0
Asset-backed securities	8,115	154	206	8,063	7.0
Foreign government securities	5,488	544	37	5,995	5.2
State and political subdivisions	2,248	68	21	2,295	2.0
Other fixed income assets	1,874	238	142	1,970	1.7
Total bonds	111,505	5,059	1,928	114,636	99.3
Redeemable preferred stocks	783	12	33	762	0.7
Total fixed maturities	$112,288	$5,071	$1,961	$115,398	100.0%

Problem, Potential Problem and Restructured Fixed Maturities. The Company monitors fixed maturities to identify investments that management considers to be problems or potential problems. The Company also monitors investments that have been restructured.

The Company defines problem securities in the fixed maturities category as securities with principal or interest payments in default, securities to be restructured pursuant to commenced negotiations, or securities issued by a debtor that has entered into bankruptcy.

The Company defines potential problem securities in the fixed maturity category as securities of an issuer deemed to be experiencing significant operating problems or difficult industry conditions. The Company uses various criteria, including the following, to identify potential problem securities:

- debt service coverage or cash flow falling below certain thresholds which vary according to the issuer's industry and other relevant factors;
- significant declines in revenues or margins;
- violation of financial covenants;
- public securities trading at a substantial discount as a result of specific credit concerns; and
- other subjective factors.

The Company defines restructured securities in the fixed maturities category as securities to which the Company has granted a concession that it would not have otherwise considered but for the financial difficulties of the obligor. The Company enters into a restructuring when it believes it will realize a greater economic value under the new terms rather than through liquidation or disposition. The terms of the restructuring may involve some or all of the following characteristics: a reduction in the interest rate, an extension of the maturity date, an exchange of debt for equity or a partial forgiveness of principal or interest.

The following table presents the estimated fair value of the Company's total fixed maturities classified as performing, potential problem, problem and restructured at:

	December 31,			
	2002		2001	
	Estimated Fair Value	% of Total	Estimated Fair Value	% of Total
	(Dollars in millions)			
Performing	$139,717	99.4%	$114,879	99.6%
Potential problem	450	0.3	386	0.3
Problem	358	0.3	111	0.1
Restructured	28	0.0	22	0.0
Total	$140,553	100.0%	$115,398	100.0%

Fixed Maturity Impairment. The Company classifies all of its fixed maturities as available-for-sale and marks them to market through other comprehensive income. All securities with gross unrealized losses at the consolidated balance sheet date are subjected to the Company's process for identifying other-than-temporary impairments. The Company writes down to fair value securities that it deems to be other-than-temporarily impaired in the period the securities are deemed to be so impaired. The assessment of whether such impairment has occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors, as described below, about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential.

Considerations used by the Company in the impairment evaluation process include, but are not limited to, the following:

- The length of time and the extent to which the market value has been below amortized cost;
- The potential for impairments of securities when the issuer is experiencing significant financial difficulties, including a review of all securities of the issuer, including its known subsidiaries and affiliates, regardless of the form of the Company's ownership;
- The potential for impairments in an entire industry sector or sub-sector;
- The potential for impairments in certain economically depressed geographic locations;
- The potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; and
- Other subjective factors, including concentrations and information obtained from regulators and rating agencies.

The Company records writedowns as investment losses and adjusts the cost basis of the fixed maturities accordingly. The Company does not change the revised cost basis for subsequent recoveries in value. Writedowns of fixed maturities were $1,264 million and $273 million for the years ended December 31, 2002 and 2001, respectively. The Company's three largest writedowns totaled $352 million for the year ended December 31, 2002. The circumstances that gave rise to these impairments were financial restructurings or bankruptcy filings. During the year ended December 31, 2002, the Company sold fixed maturity securities with a fair value of $14,597 million at a loss of $894 million.

The gross unrealized loss related to the Company's fixed maturities at December 31, 2002 was $1,690 million. These fixed maturities mature as follows: 17% due in one year or less; 19% due in greater than one year to five years; 18% due in greater than five years to ten years; and 46% due in greater than ten years (calculated as a percentage of amortized cost). Additionally, such securities are concentrated by security type in U.S. corporates (57%), asset-backed (12%) and foreign corporates (12%); and are concentrated by industry in utilities (20%), finance (18%), transportation (12%) and communications (10%) (calculated as a percentage of gross unrealized loss). Non-investment grade securities represent 23% of the $23,402 million of the fair value and 48% of the $1,690 million gross unrealized loss on fixed maturities.

The following table presents the amortized cost, gross unrealized losses and number of securities for fixed maturities where the estimated fair value had declined and remained below amortized cost by less than 20%, or 20% or more for:

	December 31, 2002					
	Amortized Cost		Gross Unrealized Losses		Number of Securities	
	Less than 20%	20% or More	Less than 20%	20% or More	Less than 20%	20% or More
			(Dollars in millions)			
Less than six months	$16,733	$1,622	$569	$531	791	160
Six months or greater but less than nine months	1,008	433	53	156	91	25
Nine months or greater but less than twelve months	3,212	87	175	31	170	11
Twelve months or greater	1,885	112	128	47	170	21
Total	$22,838	$2,254	$925	$765	1,222	217

The Company's review of its fixed maturities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below amortized cost by 20% or more for less than six months; and (iii) securities where the estimated value had declined and remained below amortized cost by 20% or more for six months or greater. The first two categories have generally been adversely impacted by the downturn in the financial markets, overall economic conditions and continuing effects of the September 11, 2001 tragedies. While all of these securities are monitored for potential impairment, the Company's experience indicates that the first two categories do not present as great a risk of impairment, and often, fair values recover over time as the factors that caused the declines improve.

The following table presents the total gross unrealized losses for fixed maturities where the estimated fair value had declined and remained below amortized cost by:

	December 31, 2002	
	Gross unrealized losses	% of Total
	(Dollars in millions)	
Less than 20%	$ 925	54.7%
20% or more for less than six months	531	31.4
20% or more for six months or greater	234	13.9
Total	$1,690	100.0%

The category of fixed maturity securities where the estimated fair value has declined and remained below amortized cost by less than 20% is comprised of 1,222 securities with an amortized cost of $22,838 million and a gross unrealized loss of $925 million. These fixed maturities mature as follows: 19% due in one year or less; 19% due in greater than one year to five years; 17% due in greater than five years to ten years; and 45% due in greater than ten years (calculated as a percentage of amortized cost). Additionally, such securities are concentrated by security type in U.S. corporates (51%) and foreign corporates (17%); and are concentrated by industry in finance (28%), utilities (14%) and communications (11%) (calculated as a percentage of gross unrealized loss). Non-investment grade securities represent 21% of the $21,913 million fair value and 33% of the $925 million gross unrealized loss.

The category of fixed maturity securities where the estimated fair value has declined and remained below amortized cost by 20% or more for less than six months is comprised of 160 securities with an amortized cost of $1,622 million and a gross unrealized loss of $531 million. These fixed maturities mature as follows: 4% due in one year or less; 16% due in greater than one year to five years; 23% due in greater than five years to ten years; and 57% due in greater than ten years (calculated as a percentage of amortized cost). Additionally, such securities are concentrated by security type in U.S. corporates (66%) and asset-backed (21%); and are concentrated by industry in utilities (34%), transportation (20%) and asset-backed (20%) (calculated as a percentage of gross unrealized loss). Non-investment grade securities represent 53% of the $1,091 million fair value and 59% of the $531 million gross unrealized loss.

The category of fixed maturity securities where the estimated fair value has declined and remained below amortized cost by 20% or more for six months or greater is comprised of 57 securities with an amortized cost of $632 million and a gross unrealized loss of $234 million. These fixed maturities mature as follows: 13% due in greater than one year to five years; 27% due in greater than five years to ten years; and 60% due in greater than ten years (calculated as a percentage of amortized cost). Additionally, such securities are concentrated by security type in U.S. corporates (58%), foreign governments (17%) and asset-backed (16%); and are concentrated by industry in communications (26%), foreign government (17%), asset-backed (16%), utilities (15%) and transportation (13%) (calculated as a percentage of gross unrealized loss). Non-investment grade securities represent 74% of the $398 million fair value and 78% of the $234 million gross unrealized loss.

The Company held 19 fixed maturity securities each with a gross unrealized loss at December 31, 2002 greater than $10 million. Seven of these securities represent 54% of the gross unrealized loss on fixed maturities where the estimated fair value had declined and remained below amortized cost by 20% or more for six months or greater. The estimated fair value and gross unrealized loss at December 31, 2002 for these securities were $202 million and $125 million, respectively. These securities were concentrated in the U.S. corporate sector. The Company analyzed, on a case-by-case basis, each of the seven fixed maturity securities as of December 31, 2002 to determine if the securities were other-than-temporarily impaired. The Company believes that the estimated fair value of these securities, which were concentrated in the utility and transportation industries, were artificially depressed as a result of unusually strong negative market reaction in this sector and generally poor economic and market conditions. The Company believes that the analysis of each such security indicated that the financial strength, liquidity, leverage, future outlook and/or recent management actions support the view that the security was not other-than-temporarily impaired as of December 31, 2002.

Corporate Fixed Maturities. The table below shows the major industry types that comprise the corporate bond holdings at:

	December 31,			
	2002		2001	
	Estimated Fair Value	% of Total	Estimated Fair Value	% of Total
	(Dollars in millions)			
Industrial	$29,077	42.5%	$26,295	43.2%
Utility	7,219	10.5	7,296	12.0
Finance	12,596	18.4	10,027	16.5
Yankee/Foreign(1)	19,229	28.1	16,985	27.9
Other	365	0.5	245	0.4
Total	$68,486	100.0%	$60,848	100.0%

(1) Includes publicly traded, U.S. dollar-denominated debt obligations of foreign obligors, known as Yankee bonds, and other foreign investments.

The Company diversifies its corporate bond holdings by industry and issuer. The portfolio has no exposure to any single issuer in excess of 1% of its total invested assets. At December 31, 2002, the Company's combined holdings in the ten issuers to which it had the greatest exposure totaled $2,973 million, which was less than 2% of the Company's total invested assets at such date. The exposure to the largest single issuer of corporate bonds the Company held at December 31, 2002 was $385 million.

At December 31, 2002 and 2001, investments of $14,778 million and $13,734 million, respectively, or 76.9% and 80.9%, respectively, of the Yankee/Foreign sector, represented exposure to traditional Yankee bonds. The balance of this exposure was primarily U.S. dollar-denominated and concentrated by security type in industrial and financial institutions. The Company diversifies the Yankee/Foreign portfolio by country and issuer.

The Company does not have material exposure to foreign currency risk in its invested assets. In the Company's international insurance operations, both its assets and liabilities are generally denominated in local currencies. Foreign currency denominated securities supporting U.S. dollar liabilities are generally swapped back into U.S. dollars.

The Company's exposure to future deterioration in the economic and political environment in Brazil and Argentina, with respect to its Brazilian and Argentine related investments (including local insurance operations), is limited to the net carrying value of those assets, which totaled approximately $357 million and $150 million, respectively, as of December 31, 2002. The net carrying value of the Company's Brazilian and Argentine related investments is net of writedowns for other-than-temporary impairments.

Mortgage-Backed Securities. The following table shows the types of mortgage-backed securities the Company held at:

	December 31,			
	2002		2001	
	Estimated Fair Value	% of Total	Estimated Fair Value	% of Total
	(Dollars in millions)			
Pass-through securities	$12,515	35.9%	$ 9,676	37.0%
Collateralized mortgage obligations	15,511	44.5	11,140	42.5
Commercial mortgage-backed securities	6,857	19.6	5,364	20.5
Total	$34,883	100.0%	$26,180	100.0%

At December 31, 2002 and 2001, pass-through and collateralized mortgage obligations totaled $28,026 million and $20,816 million, respectively, or 80.4% and 79.5%, respectively, of total mortgage-backed securities, and a majority of this amount represented agency-issued pass-through and collateralized mortgage obligations guaranteed or otherwise supported by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association. At December 31, 2002 and 2001, approximately $3,598 million and $2,866 million, respectively, or 52.5% and 53.4%, respectively, of the commercial mortgage-backed securities, and $27,590 million and $20,249 million, respectively, or 98.4% and 97.3%, respectively, of the pass-through securities and collateralized mortgage obligations, were rated Aaa/AAA by Moody's or S&P.

The principal risks inherent in holding mortgage-backed securities are prepayment, extension and collateral risks, which will affect the timing of when cash will be received. The Company's active monitoring of its mortgage-backed securities mitigates exposure to losses from cash flow risk associated with interest rate fluctuations.

Asset-Backed Securities. Asset-backed securities, which include home equity loans, credit card receivables, collateralized debt obligations and automobile receivables, are purchased both to diversify the overall risks of the Company's fixed maturity assets and to provide attractive returns. The Company's asset-backed securities are diversified both by type of asset and by issuer. Home equity loans constitute the largest exposure in the Company's asset-backed securities investments. Except for asset-backed securities backed by home equity loans, the asset-backed security investments generally have little sensitivity to changes in interest rates. Approximately $4,912 million and $3,341 million, or 51.7% and 41.4%, of total asset-backed securities were rated Aaa/AAA by Moody's or S&P at December 31, 2002 and 2001, respectively.

The principal risks in holding asset-backed securities are structural, credit and capital market risks. Structural risks include the security's priority in the issuer's capital structure, the adequacy of and ability to realize proceeds from the collateral and the potential for prepayments. Credit risks include consumer or corporate credits such as credit card holders, equipment lessees, and corporate obligors. Capital market risks include the general level of interest rates and the liquidity for these securities in the marketplace.

Structured investment transactions. The Company participates in structured investment transactions as part of its risk management strategy, including asset/liability management, and to enhance the Company's total return on its investment portfolio. These investments are predominantly made through bankruptcy-remote special purpose entities ("SPEs"), which generally acquire financial assets, including corporate equities, debt securities and purchased options. These investments are referred to as "beneficial interests."

The Company's exposure to losses related to these SPEs is limited to its carrying value since the Company has not guaranteed the performance, liquidity or obligations of the SPEs. As prescribed by GAAP, the Company does not consolidate such SPEs since unrelated third parties hold controlling interests through ownership of the SPEs' equity, representing at least three percent of the total assets of the SPE throughout the life of the SPE, and such equity class has the substantive risks and rewards of the residual interests in the SPE.

The Company sponsors financial asset securitizations of high yield debt securities, investment grade bonds and structured finance securities and is also the collateral manager and a beneficial interest holder in such transactions. As the collateral manager, the Company earns a management fee on the outstanding securitized asset balance. When the Company transfers assets to an SPE and surrenders control over the transferred assets, the transaction is accounted for as a sale. Gains or losses on securitizations are determined with reference to the cost or amortized cost of the financial assets transferred, which is allocated to the assets sold and the beneficial interests retained based on relative fair values at the date of transfer. The Company has sponsored five securitizations with a total of approximately $1,323 million in financial assets as of December 31, 2002. Two of these transactions included the transfer of assets totaling approximately $289 million in 2001, resulting in the recognition of an insignificant amount of investment gains. The Company's beneficial interests in these SPEs as of December 31, 2002 and 2001 and the related investment income for the years ended December 31, 2002, 2001 and 2000 were insignificant.

The Company also invests in structured investment transactions, which are managed and controlled by unrelated third parties. In instances where the Company exercises significant influence over the operating and financial policies of an SPE, the beneficial interests are accounted for in accordance with the equity method of accounting. Where the Company does not exercise significant influence, the structure of the beneficial interests (i.e., debt or equity securities) determines the method of accounting for the investment. Such beneficial interests generally are structured notes, which are classified as fixed maturities, and the related income is recognized using the retrospective interest method. Beneficial interests other than structured notes are also classified as fixed maturities, and the related income is recognized using the level yield method.

The carrying value of all such structured investments, including SPEs, was approximately $870 million and $1.6 billion at December 31, 2002 and 2001, respectively. The related investment income recognized on SPEs was $1 million, $44 million and $62 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are collateralized by commercial, agricultural and residential properties. Mortgage loans on real estate comprised 13.2% and 13.9% of the Company's total cash and invested assets at December 31, 2002 and 2001, respectively. The carrying value of mortgage loans on real estate is stated at original cost net of repayments, amortization of premiums, accretion of discounts and valuation allowances. The following table shows the carrying value of the Company's mortgage loans on real estate by type at:

	December 31,			
	2002		2001	
	Carrying Value	% of Total	Carrying Value	% of Total
	(Dollars in millions)			
Commercial	$19,552	78.0%	$17,959	76.0%
Agricultural	5,146	20.5	5,268	22.3
Residential	388	1.5	394	1.7
Total	$25,086	100.0%	$23,621	100.0%

Commercial Mortgage Loans. The Company diversifies its commercial mortgage loans by both geographic region and property type, and manages these investments through a network of regional offices overseen by its investment department. The following table presents the distribution across geographic regions and property types for commercial mortgage loans at:

	December 31,			
	2002		2001	
	Carrying Value	% of Total	Carrying Value	% of Total
	(Dollars in millions)			
Region				
South Atlantic	$ 5,076	26.0%	$ 4,729	26.3%
Pacific	4,180	21.4	3,593	20.0
Middle Atlantic	3,441	17.6	3,248	18.1
East North Central	2,147	11.0	2,003	11.2
New England	1,323	6.8	1,198	6.7
West South Central	1,097	5.6	1,021	5.7
Mountain	833	4.2	733	4.1
West North Central	645	3.3	727	4.0
International	632	3.2	526	2.9
East South Central	178	0.9	181	1.0
Total	$19,552	100.0%	$17,959	100.0%
Property Type				
Office	$ 9,340	47.8%	$ 8,293	46.2%
Retail	4,320	22.1	4,208	23.4
Apartments	2,793	14.3	2,553	14.2
Industrial	1,910	9.7	1,813	10.1
Hotel	942	4.8	864	4.8
Other	247	1.3	228	1.3
Total	$19,552	100.0%	$17,959	100.0%

The following table presents the scheduled maturities for the Company's commercial mortgage loans at:

	December 31,			
	2002		2001	
	Carrying Value	% of Total	Carrying Value	% of Total
	(Dollars in millions)			
Due in one year or less	$ 713	3.6%	$ 840	4.7%
Due after one year through two years	1,204	6.2	677	3.8
Due after two years through three years	1,939	9.9	1,532	8.5
Due after three years through four years	2,048	10.5	1,772	9.9
Due after four years through five years	2,443	12.5	2,078	11.6
Due after five years	11,205	57.3	11,060	61.5
Total	$19,552	100.0%	$17,959	100.0%

Problem, Potential Problem and Restructured Mortgage Loans. The Company monitors its mortgage loan investments on a continual basis. Through this monitoring process, the Company reviews loans that are restructured, delinquent or under foreclosure and identifies those that management considers to be potentially delinquent. These loan classifications are generally consistent with those used in industry practice.

The Company defines restructured mortgage loans, consistent with industry practice, as loans in which the Company, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider. This definition provides for loans to exit the restructured category under certain conditions. The Company defines delinquent mortgage loans, consistent with industry practice, as loans in which two or more interest or principal payments are past due. The Company defines mortgage loans under foreclosure, consistent with industry practice, as loans in which foreclosure proceedings have formally commenced. The Company defines potentially delinquent loans as loans that, in management's opinion, have a high probability of becoming delinquent.

The Company reviews all mortgage loans at least annually. These reviews may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis and tenant creditworthiness. The Company also reviews loan-to-value ratios and debt coverage ratios for restructured loans, delinquent loans, loans under foreclosure, potentially delinquent loans, loans with an existing valuation allowance, loans maturing within two years and loans with a loan-to-value ratio greater than 90% as determined in the prior year.

The principal risks in holding commercial mortgage loans are property specific, supply and demand, financial and capital market risks. Property specific risks include the geographic location of the property, the physical condition of the property, the diversity of tenants and the rollover of their leases and the ability of the property manager to attract tenants and manage expenses. Supply and demand risks include changes in the supply and/or demand for rental space which cause changes in vacancy rates and/or rental rates. Financial risks include the overall level of debt on the property and the amount of principal repaid during the loan term. Capital market risks include the general level of interest rates, the liquidity for these securities in the marketplace and the capital available for loan refinancing.

The Company has a $525 million non-recourse mortgage loan on a high profile office complex that has been affected by the September 11, 2001 tragedies, causing the obligor to impair its investment in the property. The Company continues to be in discussions with the borrower concerning the borrower's ownership interest in the property. A change in circumstances could result in a borrower default, MetLife classifying the loan as impaired or the transfer of ownership of the property to the Company. The Company did not classify this loan as a problem or potential problem as of December 31, 2002 since the obligor is performing as agreed and the estimated collateral value provides sufficient coverage for the loan. Based on the Company's current estimate that the property's market value exceeds the loan balance, the Company would not record a loss in accordance with SFAS No. 114, *Accounting by Creditors for Impairments of a Loan* ("SFAS 114") in the event the loan was classified as impaired.

The Company establishes valuation allowances for loans that it deems impaired, as determined through its mortgage review process. The Company defines impaired loans consistent with SFAS 114 as loans which it probably will not collect all amounts due according to applicable contractual terms of the agreement. The Company bases valuation allowances upon the present value of expected future cash flows discounted at the loan's original effective interest rate or the value of the loan's collateral. The Company records valuation allowances as investment losses. The Company records subsequent adjustments to allowances as investment gains or losses.

The following table presents the amortized cost and valuation allowance for commercial mortgage loans distributed by loan classification at:

	December 31, 2002				December 31, 2001			
	Amortized Cost(1)	% of Total	Valuation Allowance	% of Amortized Cost	Amortized Cost(1)	% of Total	Valuation Allowance	% of Amortized Cost
	(Dollars in millions)							
Performing	$19,343	98.3%	$ 60	0.3%	$17,495	96.6%	$ 52	0.3%
Restructured	246	1.3	49	19.9%	448	2.5	55	12.3%
Delinquent or under foreclosure	14	0.1	—	0.0%	14	0.1	7	50.0%
Potentially delinquent	68	0.3	10	14.7%	136	0.8	20	14.7%
Total	$19,671	100.0%	$119	0.6%	$18,093	100.0%	$134	0.7%

(1) Amortized cost is equal to carrying value before valuation allowances.

The following table presents the changes in valuation allowances for commercial mortgage loans for the:

	Year Ended December 31, 2002	2001	2000
	(Dollars in millions)		
Balance, beginning of year	$134	$ 76	$ 69
Additions	38	84	61
Deductions for writedowns and dispositions	(53)	(26)	(54)
Balance, end of year	$119	$134	$ 76

Agricultural Mortgage Loans. The Company diversifies its agricultural mortgage loans by both geographic region and product type. The Company manages these investments through a network of regional offices and field professionals overseen by its investment department.

Approximately 63.5% of the $5,146 million of agricultural mortgage loans outstanding at December 31, 2002 were subject to rate resets prior to maturity. A substantial portion of these loans generally is successfully renegotiated and remains outstanding to maturity. The process and policies for monitoring the agricultural mortgage loans and classifying them by performance status are generally the same as those for the commercial loans.

The following table presents the amortized cost and valuation allowances for agricultural mortgage loans distributed by loan classification at:

	December 31, 2002				December 31, 2001			
	Amortized Cost(1)	% of Total	Valuation Allowance	% of Amortized Cost	Amortized Cost(1)	% of Total	Valuation Allowance	% of Amortized Cost
	(Dollars in millions)							
Performing	$4,980	96.7%	$—	0.0%	$5,055	95.8%	$3	0.1%
Restructured	140	2.7	5	3.6%	188	3.6	3	1.6%
Delinquent or under foreclosure	14	0.3	—	0.0%	29	0.5	2	6.9%
Potentially delinquent	18	0.3	1	5.6%	5	0.1	1	20.0%
Total	$5,152	100.0%	$ 6	0.1%	$5,277	100.0%	$9	0.2%

(1) Amortized cost is equal to carrying value before valuation allowances.

The following table presents the changes in valuation allowances for agricultural mortgage loans for the:

	Year Ended December 31, 2002	2001	2000
	(Dollars in millions)		
Balance, beginning of year	$ 9	$ 7	$ 18
Additions	3	21	8
Deductions for writedowns and dispositions	(6)	(19)	(19)
Balance, end of year	$ 6	$ 9	$ 7

The principal risks in holding agricultural mortgage loans are property specific, supply and demand, and financial and capital market risks. Property specific risks include the geographic location of the property, soil types, weather conditions and the other factors that may impact the borrower's guaranty. Supply and demand risks include the supply and demand for the commodities produced on the specific property and the related price for those commodities. Financial risks include the overall level of debt on the property and the amount of principal repaid during the loan term. Capital market risks include the general level of interest rates, the liquidity for these securities in the marketplace and the capital available for loan refinancing.

Real Estate and Real Estate Joint Ventures

The Company's real estate and real estate joint venture investments consist of commercial and agricultural properties located primarily throughout the U.S. The Company manages these investments through a network of regional offices overseen by its investment department. At December 31, 2002 and 2001, the carrying value of the Company's real estate, real estate joint ventures and real estate held-for-sale was $4,725 million and $5,730 million, respectively, or 2.5% and 3.4% of total cash and invested assets, respectively. The carrying value of real estate is stated at depreciated cost net of impairments and valuation allowances. The carrying value of real estate joint ventures is stated at the Company's equity in the real estate joint ventures net of impairments and valuation allowances. The following table presents the carrying value of the Company's real estate, real estate joint ventures, real estate held-for-sale and real estate acquired upon foreclosure at:

	December 31,			
	2002		2001	
Type	Carrying Value	% of Total	Carrying Value	% of Total
	(Dollars in millions)			
Real estate held-for-investment	$4,116	87.1%	$3,698	64.5%
Real estate joint ventures held-for-investment	377	8.0	356	6.2
Foreclosed real estate held-for-investment	3	0.1	—	0.0
	4,496	95.2	4,054	70.7
Real estate held-for-sale	222	4.7	1,627	28.4
Foreclosed real estate held-for-sale	7	0.1	49	0.9
	229	4.8	1,676	29.3
Total real estate and real estate joint ventures	$4,725	100.0%	$5,730	100.0%

Office properties, representing 58% and 63% of the Company's equity real estate portfolio at December 31, 2002 and 2001, respectively, are well diversified geographically, principally within the United States. The average occupancy level of office properties was 92% and 91% at December 31, 2002 and 2001, respectively.

Ongoing management of these investments includes quarterly valuations, as well as an annual market update and review of each property's budget, financial returns, lease rollover status and the Company's exit strategy.

The Company adjusts the carrying value of real estate and real estate joint ventures held-for-investment for impairments whenever events or changes in circumstances indicate that the carrying value of the property may not be recoverable. The Company writes down impaired real estate to estimated fair value, when the carrying value of the real estate exceeds the sum of the undiscounted cash flow expected to result from the use and eventual disposition of the real estate. The Company records writedowns as investment losses and reduces the cost basis of the properties accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

The current real estate equity portfolio is mainly comprised of a core portfolio of multi-tenanted office buildings with high tenant credit quality, net leased properties and apartments. The objective is to maximize earnings by building upon and strengthening the core portfolio through selective acquisitions and dispositions. In light of this objective, the Company took advantage of a significant demand for Class A, institutional grade properties and, as a result, sold certain real estate holdings in its portfolio during 2002. This sales program, which was substantially completed during 2002, does not represent any fundamental change in the Company's investment strategy.

Once the Company identifies a property that is expected to be sold within one year and commences a firm plan for marketing the property, in accordance with SFAS 144, the Company classifies the property as held-for-sale and reports the related net investment income and any resulting investments gains and losses as discontinued operations. Further, the Company establishes and periodically revises, if necessary, a valuation allowance to adjust the carrying value of the property to its expected sales value, less associated selling costs, if it is lower than the property's carrying value. The Company records valuation allowances as investment losses and subsequent adjustments as investment gains or losses. If circumstances arise that were previously considered unlikely and, as a result, the property is expected to be on the market longer than anticipated, a held-for-sale property is reclassified to held-for-investment and measured as such.

The Company's carrying value of real estate and real estate joint ventures held-for-sale, including real estate acquired upon foreclosure of commercial and agricultural mortgage loans, in the amounts of $229 million and $1,676 million at December 31, 2002 and 2001, respectively, are net of impairments of $82 million and $177 million, respectively, and net of valuation allowances of $16 million and $35 million, respectively.

The Company records real estate acquired upon foreclosure of commercial and agricultural mortgage loans at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

Equity Securities and Other Limited Partnership Interests

The Company's carrying value of equity securities, which primarily consist of investments in common stocks, was $1,348 million and $3,063 million at December 31, 2002 and 2001, respectively. Substantially all of the common stock is publicly traded on major securities exchanges. The carrying value of the other limited partnership interests (which primarily represent ownership interests in pooled investment funds that make private equity investments in companies in the U.S. and overseas) was $2,395 million and $1,637 million at December 31, 2002 and 2001, respectively. The Company classifies its investments in common stocks as available-for-sale and marks them to market, except for non-marketable private equities, which are generally carried at cost. The Company uses the equity method of accounting for investments in limited partnership interests in which it has more than a minor interest, has influence over the partnership's operating and financial policies and does not have a controlling interest. The Company uses the cost method for minor interest investments and when it has virtually no influence over the partnership's operating and financial policies. The Company's investments in equity securities excluding partnerships represented 0.7% and 1.8% of cash and invested assets at December 31, 2002 and 2001, respectively.

Equity securities include, at December 31, 2002 and 2001, $443 million and $329 million, respectively, of private equity securities. The Company may not freely trade its private equity securities because of restrictions imposed by federal and state securities laws and illiquid markets.

During the year ended December 31, 2001, two exchangeable subordinated debt securities matured, resulting in a gross gain of $44 million on the equity exchanged in satisfaction of the note. In February 2002, the remaining exchangeable debt security issued to the Company matured. The debt security was satisfied for cash, and no equity was exchanged.

The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1,667 million and $1,898 million at December 31, 2002 and 2001, respectively.

The following tables set forth the cost, gross unrealized gain or loss and estimated fair value of the Company's equity securities, as well as the percentage of the total equity securities at:

	December 31, 2002				
		Gross Unrealized			
	Cost	Gain	Loss	Estimated Fair Value	% of Total
	(Dollars in millions)				
Equity Securities:					
Common stocks	$ 877	$115	$79	$ 913	67.7%
Nonredeemable preferred stocks	426	13	4	435	32.3
Total equity securities	$1,303	$128	$83	$1,348	100.0%

	December 31, 2001				
		Gross Unrealized			
	Cost	Gain	Loss	Estimated Fair Value	% of Total
	(Dollars in millions)				
Equity Securities:					
Common stocks	$1,968	$657	$78	$2,547	83.2%
Nonredeemable preferred stocks	491	28	3	516	16.8
Total equity securities	$2,459	$685	$81	$3,063	100.0%

Problem and Potential Problem Equity Securities and Other Limited Partnership Interests

The Company monitors its equity securities and other limited partnership interests on a continual basis. Through this monitoring process, the Company identifies investments that management considers to be problems or potential problems.

Problem equity securities and other limited partnership interests are defined as securities (i) in which significant declines in revenues and/or margins threaten the ability of the issuer to continue operating, or (ii) where the issuer has entered into bankruptcy.

Potential problem equity securities and other limited partnership interests are defined as securities issued by a company that is experiencing significant operating problems or difficult industry conditions. Criteria generally indicative of these problems or conditions are (i) cash flows falling below varying thresholds established for the industry and other relevant factors, (ii) significant declines in revenues and/or margins, (iii) public securities trading at a substantial discount compared to original cost as a result of specific credit concerns, and (iv) other information that becomes available.

Equity Security Impairment. The Company classifies all of its equity securities as available-for-sale and marks them to market through other comprehensive income. All securities with gross unrealized losses at the consolidated balance sheet date are subjected to the Company's process for identifying other-than-temporary impairments. The Company writes down to fair value securities that it deems to be other-than-temporarily impaired in the period the securities are deemed to be so impaired. The assessment of whether such impairment has occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors, as described below, about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential.

Considerations used by the Company in the impairment evaluation process include, but are not limited to, the following:

- The length of time and the extent to which the market value has been below cost;
- The potential for impairments of securities when the issuer is experiencing significant financial difficulties, including a review of all securities of the issuer, including its known subsidiaries and affiliates, regardless of the form of the Company's ownership;
- The potential for impairments in an entire industry sector or sub-sector;
- The potential for impairments in certain economically depressed geographic locations;
- The potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; and
- Other subjective factors, including concentrations and information obtained from regulators and rating agencies.

Equity securities or other limited partnership interests which are deemed to be other-than-temporarily impaired are written down to fair value. The Company records writedowns as investment losses and adjusts the cost basis of the equity securities accordingly. The Company does not change the revised cost basis for subsequent recoveries in value. Writedowns of equity securities and other limited partnership interests were $191 million and $142 million for the years ended December 31, 2002 and 2001, respectively. During the years ended December 31, 2002 and 2001, the Company sold equity securities with an estimated fair value of $915 million and $1,311 million at a loss of $85 million and $41 million, respectively.

The gross unrealized loss related to the Company's equity securities at December 31, 2002 was $83 million. Such securities are concentrated by security type in common stock (61%) and mutual funds (35%); and are concentrated by industry in financial (59%) and domestic broad market mutual funds (34%) (calculated as a percentage of gross unrealized loss).

The following table presents the costs, gross unrealized losses and number of securities for equity securities where the estimated fair value had declined and remained below cost by less than 20%, or 20% or more for:

	December 31, 2002					
	Cost		Gross Unrealized Losses		Number of Securities	
	Less than 20%	20% or More	Less than 20%	20% or More	Less than 20%	20% or More
	(Dollars in millions)					
Less than six months	$298	$292	$25	$58	27	23
Six months or greater but less than nine months	49	—	—	—	19	—
Nine months or greater but less than twelve months	—	—	—	—	—	—
Twelve months or greater	18	—	—	—	15	—
Total	$365	$292	$25	$58	61	23

The Company's review of its equity security exposure includes the analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost by 20% or more for six months or greater. The first two categories have generally been adversely impacted by the downturn in the financial markets, overall economic conditions and continuing effects of the September 11, 2001 tragedies. While all of these securities are monitored for potential impairment, the Company's experience indicates that the first two categories do not present as great a risk of impairment, and often, fair values recover over time as the factors that caused the declines improve.

The following table presents the total gross unrealized losses for equity securities at December 31, 2002 where the estimated fair value had declined and remained below cost by:

	December 31, 2002	
	Gross Unrealized Losses	% of Total
	(Dollars in millions)	
Less than 20%	$25	30.1%
20% or more for less than six months	58	69.9
20% or more for six months or greater	—	—
Total	$83	100.0%

The category of equity securities where the estimated fair value has declined and remained below cost by less than 20% is comprised of 61 equity securities with a cost of $365 million and a gross unrealized loss of $25 million. These securities are concentrated by security type in mutual funds (78%); and concentrated by industry in domestic broad market mutual funds (78%) (calculated as a percentage of gross unrealized loss). The significant factors considered at December 31, 2002 in the review of equity securities for other-than-temporary impairment were the unusual and severely depressed market conditions, the instability of the global economy and the lagging effects of the September 11, 2001 tragedies.

The category of equity securities where the estimated fair value has declined and remained below cost by 20% or more for less than six months is comprised of 23 equity securities with a cost of $292 million and a gross unrealized loss of $58 million. These securities are concentrated by security type in common stock (80%) and mutual funds (15%); and concentrated by industry in financial (80%) and domestic broad market mutual funds (15%) (calculated as a percentage of gross unrealized loss). The significant factors considered at December 31, 2002 in the review of equity securities for other-than-temporary impairment were the unusual and severely depressed market conditions, the instability of the global economy and the lagging effects of the September 11, 2001 tragedies.

The Company held two equity securities with a gross unrealized loss at December 31, 2002 greater than $5 million. Neither of these securities represented gross unrealized losses where the estimated fair value had declined and remained below cost by 20% or more for six months or greater.

Other Invested Assets

The Company's other invested assets consist principally of leveraged leases and funds withheld at interest of $3.1 billion and $2.7 billion at December 31, 2002 and 2001, respectively. The leveraged leases are recorded net of non-recourse debt. The Company participates in lease transactions, which are diversified by geographic area. The Company regularly reviews residual values and writes down residuals to expected values as needed. Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. For agreements written on a modified coinsurance basis and certain agreements written on a coinsurance basis, assets supporting the reinsured policies equal to the net statutory reserves are withheld and continue to be legally owned by the ceding company. Interest accrues to these funds withheld at rates defined by the treaty terms and may be contractually specified or directly related to the investment portfolio. The Company's other invested assets represented 1.9% of cash and invested assets at both December 31, 2002 and 2001.

Derivative Financial Instruments

The Company uses derivative instruments to manage risk through one of four principal risk management strategies: the hedging of liabilities, invested assets, portfolios of assets or liabilities and anticipated transactions. Additionally, Metropolitan Life enters into income generation and replication derivative transactions as permitted by its derivatives use plan that was approved by the Department. The Company's derivative strategy employs a variety of instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, written covered calls and options, including caps and floors.

The table below provides a summary of the notional amount and fair value of derivative financial instruments held at:

	December 31, 2002			December 31, 2001		
	Notional Amount	Fair Value Assets	Fair Value Liabilities	Notional Amount	Fair Value Assets	Fair Value Liabilities
	(Dollars in millions)					
Financial futures	$ 4	$ —	$ —	$ —	$ —	$—
Interest rate swaps	3,866	196	126	1,823	73	9
Floors	325	9	—	325	11	—
Caps	8,040	—	—	7,890	5	—
Financial forwards	1,945	—	12	—	—	—
Foreign currency swaps	2,371	92	181	1,925	188	26
Options	78	9	—	1,880	8	12
Foreign currency forwards	54	—	1	67	4	—
Written covered calls	—	—	—	40	—	—
Credit default swaps	376	2	—	270	—	—
Total contractual commitments	$17,059	$308	$320	$14,220	$289	$47

Securities Lending

The Company participates in a securities lending program whereby blocks of securities, which are included in investments, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $14,873 million and $11,416 million and an estimated fair value of $17,625 million and $12,066 million were on loan under the program at December 31, 2002 and 2001, respectively. The Company was liable for cash collateral under its control of $17,862 million and $12,661 million at December 31, 2002 and 2001, respectively. Security collateral on deposit from customers may not be sold or repledged and is not reflected in the consolidated financial statements.

Separate Account Assets

The Company manages each separate account's assets in accordance with the prescribed investment policy that applies to that specific separate account. The Company establishes separate accounts on a single client and multi-client commingled basis in conformity with insurance laws. Generally, separate accounts are not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to the Company's general account claims only to the extent that the value of such assets exceeds the separate account liabilities, as defined by the account's contract. If the Company uses a separate account to support a contract providing guaranteed benefits, the Company must comply with the asset maintenance requirements stipulated under Regulation 128 of the Department. The Company monitors these requirements at least monthly and, in addition, performs cash flow analyses, similar to that conducted for the general account, on an annual basis. The Company reports separately as assets and liabilities investments held in separate accounts and liabilities of the separate accounts. The Company reports substantially all separate account assets at their fair market value. Investment income and gains or losses on the investments of separate accounts accrue directly to contractholders, and, accordingly, the Company does not reflect them in its consolidated statements of income and cash flows. The Company reflects in its revenues fees charged to the separate accounts by the Company, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges.

Quantitative and Qualitative Disclosures About Market Risk

The Company must effectively manage, measure and monitor the market risk associated with its invested assets and interest rate sensitive insurance contracts. It has developed an integrated process for managing risk, which it conducts through its Corporate Risk Management Department, several asset/liability committees and additional specialists at the business segment level. The Company has established and implemented comprehensive policies and procedures at both the corporate and business segment level to minimize the effects of potential market volatility.

Market Risk Exposures

The Company has exposure to market risk through its insurance operations and investment activities. For purposes of this disclosure, "market risk" is defined as the risk of loss resulting from changes in interest rates, equity prices and foreign currency exchange rates.

Interest rates. The Company's exposure to interest rate changes results from its significant holdings of fixed maturities, as well as its interest rate sensitive liabilities. The fixed maturities include U.S. and foreign government bonds, securities issued by government agencies, corporate bonds and mortgage-backed securities, all of which are mainly exposed to changes in medium- and long-term treasury rates. The interest rate sensitive liabilities for purposes of this disclosure include guaranteed interest contracts and fixed annuities, which have the same interest rate exposure (medium- and long-term treasury rates) as the fixed maturities. The Company employs product design, pricing and asset/liability management strategies to reduce the adverse effects of interest rate volatility. Product design and pricing strategies include the use of surrender charges or restrictions on withdrawals in some products. Asset/liability management strategies include the use of derivatives, the purchase of securities structured to protect against prepayments, prepayment restrictions and related fees on mortgage loans and consistent monitoring of the pricing of the Company's products in order to better match the duration of the assets and the liabilities they support.

Equity prices. The Company's investments in equity securities expose it to changes in equity prices. It manages this risk on an integrated basis with other risks through its asset/liability management strategies. The Company also manages equity price risk through industry and issuer diversification and asset allocation techniques.

Foreign currency exchange rates. The Company's exposure to fluctuations in foreign currency exchange rates against the U.S. dollar results from its holdings in non-U.S. dollar denominated fixed maturity securities and equity securities and through its investments in foreign subsidiaries. The principal currencies which create foreign currency exchange rate risk in the Company's investment portfolios are Canadian dollars, Euros, Mexican pesos, Chilean pesos and British pounds. The Company mitigates the majority of its fixed maturities' foreign currency exchange rate risk through the utilization of foreign currency swaps and forward contracts. Through its investments in foreign subsidiaries, the Company is primarily exposed to the Euro, Mexican peso and South Korean won. The Company has denominated substantially all assets and liabilities of its foreign subsidiaries in their respective local currencies, thereby minimizing its risk to foreign currency exchange rate fluctuations.

Risk Management

Corporate risk management. MetLife has established several financial and non-financial senior management committees as part of its risk management process. These committees manage capital and risk positions, approve asset/liability management strategies and establish appropriate corporate business standards.

MetLife also has a separate Corporate Risk Management Department, which is responsible for risk throughout MetLife and reports directly to Metropolitan Life's Chief Actuary. The Corporate Risk Management Department's primary responsibilities consist of:

- implementing a board of directors-approved corporate risk framework, which outlines the Company's approach for managing risk on an enterprise-wide basis;
- developing policies and procedures for managing, measuring and monitoring those risks identified in the corporate risk framework;
- establishing appropriate corporate risk tolerance levels;
- deploying capital on an economic capital basis; and
- reporting on a periodic basis to the Audit Committee of the Holding Company's board of directors and various financial and non-financial senior management committees.

Asset/liability management. At MetLife, asset/liability management is the responsibility of the General Account Portfolio Management Department ("GAPM"), the operating business segments and various GAPM boards. The GAPM boards are comprised of senior officers from the investment department, senior managers from each business segment and the Chief Actuary. The GAPM boards' duties include setting broad asset/liability management policy and strategy, reviewing and approving target portfolios, establishing investment guidelines and limits, and providing oversight of the portfolio management process.

The portfolio managers and asset sector specialists, who have responsibility on a day-to-day basis for risk management of their respective investing activities, implement the goals and objectives established by the GAPM boards. The goals of the investment process are to optimize after-tax, risk-adjusted investment income and after-tax, risk-adjusted total return while ensuring that the assets and liabilities are managed on a cash flow and duration basis. The risk management objectives established by the GAPM boards stress quality, diversification, asset/liability matching, liquidity and investment return.

Each of MetLife's business segments has an asset/liability officer who works with portfolio managers in the investment department to monitor investment, product pricing, hedge strategy and liability management issues. MetLife establishes target asset portfolios for each major insurance product, which represent the investment strategies used to profitably fund its liabilities within acceptable levels of risk. These strategies include objectives for effective duration, yield curve sensitivity, convexity, liquidity, asset sector concentration and credit quality.

To manage interest rate risk, the Company performs periodic projections of asset and liability cash flows to evaluate the potential sensitivity of its securities investments and liabilities to interest rate movements. These projections involve evaluating the potential gain or loss on most of the Company's in-force business under various increasing and decreasing interest rate environments. The Company has developed models of its in-force business that reflect specific product characteristics and include assumptions based on current and anticipated experience regarding lapse, mortality and interest crediting rates. In addition, these models include asset cash flow projections reflecting interest payments, sinking fund payments, principal payments, bond calls, mortgage prepayments and defaults. New York Insurance Department regulations require that MetLife perform some of these analyses annually as part of the annual proof of the sufficiency of its regulatory reserves to meet adverse interest rate scenarios.

Hedging activities. MetLife's risk management strategies incorporate the use of various interest rate derivatives that are used to adjust the overall duration and cash flow profile of its invested asset portfolios to better match the duration and cash flow profile of its liabilities to reduce interest rate risk. Such instruments include financial futures, financial forwards, interest rate and credit default swaps, floors, options, written covered calls and caps. MetLife also uses foreign currency swaps and foreign currency forwards to hedge its foreign currency denominated fixed income investments.

Economic Capital. Beginning in 2003, the Company has changed its methodology of allocating capital from Risk Based Capital to Economic Capital. In 2002 and in prior years, the Company's business segments' allocated equity was primarily based on Risk Based Equity, an internally developed formula based on applying a multiple to the NAIC Statutory Risk Based Capital and includes certain GAAP accounting adjustments. Economic Capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The Economic Capital model accounts for the unique and specific nature of the risks inherent in MetLife's businesses. This is in contrast to the standardized regulatory Risk Based Capital formula which is not as refined in its risk calculations with respect to the nuances of different companies' businesses.

This change in methodology will be applied prospectively and will impact the level of net investment income and net income of each of the Company's business segments. A portion of net investment income is credited to the segments based on the level of allocated equity. This methodology change of allocating equity will not impact the Company's consolidated net investment income or net income.

Risk Measurement; Sensitivity Analysis

The Company measures market risk related to its holdings of invested assets and other financial instruments, including certain market risk sensitive insurance contracts ("other financial instruments"), based on changes in interest rates, equity prices and currency exchange rates, utilizing a sensitivity analysis. This analysis estimates the potential changes in fair value, cash flows and earnings based on a hypothetical 10% change (increase or decrease) in interest rates, equity prices and currency exchange rates. The Company believes that a 10% change (increase or decrease) in these market rates and prices is reasonably possible in the near-term. In performing this analysis, the Company used market rates at December 31, 2002 to re-price its invested assets and other financial instruments. The sensitivity analysis separately calculated each of MetLife's market risk exposures (interest rate, equity price and foreign currency exchange rate) related to its non-trading invested assets and other financial instruments. The Company does not maintain a trading portfolio.

The sensitivity analysis performed included the market risk sensitive holdings described above. The Company modeled the impact of changes in market rates and prices on the fair values of its invested assets, earnings and cash flows as follows:

Fair values. The Company bases its potential change in fair values on an immediate change (increase or decrease) in:

- the net present values of its interest rate sensitive exposures resulting from a 10% change (increase or decrease) in interest rates;
- the U.S. dollar equivalent balances of the Company's currency exposures due to a 10% change (increase or decrease) in currency exchange rates; and
- the market value of its equity positions due to a 10% change (increase or decrease) in equity prices.

Earnings and cash flows. MetLife calculates the potential change in earnings and cash flows on the change in its earnings and cash flows over a one-year period based on an immediate 10% change (increase or decrease) in market rates and equity prices. The following factors were incorporated into the earnings and cash flows sensitivity analyses:

- the reinvestment of fixed maturity securities;
- the reinvestment of payments and prepayments of principal related to mortgage-backed securities;
- the re-estimation of prepayment rates on mortgage-backed securities for each 10% change (increase or decrease) in the interest rates; and
- the expected turnover (sales) of fixed maturities and equity securities, including the reinvestment of the resulting proceeds.

The sensitivity analysis is an estimate and should not be viewed as predictive of the Company's future financial performance. The Company cannot assure that its actual losses in any particular year will not exceed the amounts indicated in the table below. Limitations related to this sensitivity analysis include:

- the market risk information is limited by the assumptions and parameters established in creating the related sensitivity analysis, including the impact of prepayment rates on mortgages;
- the analysis excludes other significant real estate holdings and liabilities pursuant to insurance contracts; and
- the model assumes that the composition of assets and liabilities remains unchanged throughout the year.

Accordingly, the Company uses such models as tools and not substitutes for the experience and judgment of its corporate risk and asset/liability management personnel.

Based on its analysis of the impact of a 10% change (increase or decrease) in market rates and prices, MetLife has determined that such a change could have a material adverse effect on the fair value of its interest rate sensitive invested assets. The equity and foreign currency portfolios do not expose the Company to material market risk.

The table below illustrates the potential loss in fair value of the Company's interest rate sensitive financial instruments at December 31, 2002 and 2001. In addition, the potential loss with respect to the fair value of currency exchange rates and the Company's equity price sensitive positions at December 31, 2002 and 2001 is set forth in the table below.

The potential loss in fair value for each market risk exposure of the Company's portfolio, all of which is non-trading, for the periods indicated was:

	December 31,	
	2002	2001
	(Dollars in millions)	
Interest rate risk	$2,710	$3,430
Equity price risk	$ 120	$ 228
Foreign currency exchange rate risk	$ 529	$ 426

The change in potential loss in fair value related to market risk exposure between December 31, 2002 and 2001 was primarily attributable to a shift in the yield curve.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

	Page
Independent Auditors' Report	F-2
Financial Statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000:	
Consolidated Balance Sheets	F-3
Consolidated Statements of Income	F-4
Consolidated Statements of Stockholders' Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-8

Independent Auditors' Report

The Board of Directors and Shareholders of MetLife, Inc.:

We have audited the accompanying consolidated balance sheets of MetLife, Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of MetLife, Inc. and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

New York, New York
February 19, 2003

METLIFE, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001
(Dollars in millions, except share and per share data)

	2002	2001
ASSETS		
Investments:		
Fixed maturities available-for-sale, at fair value (amortized cost: $133,152 and $112,288, respectively)	$140,553	$115,398
Equity securities, at fair value (cost: $1,303 and $2,459, respectively)	1,348	3,063
Mortgage loans on real estate	25,086	23,621
Policy loans	8,580	8,272
Real estate and real estate joint ventures held-for-investment	4,496	4,054
Real estate held-for-sale	229	1,676
Other limited partnership interests	2,395	1,637
Short-term investments	1,921	1,203
Other invested assets	3,727	3,298
Total investments	188,335	162,222
Cash and cash equivalents	2,323	7,473
Accrued investment income	2,088	2,062
Premiums and other receivables	7,669	6,509
Deferred policy acquisition costs	11,727	11,167
Other assets	5,550	4,823
Separate account assets	59,693	62,714
Total assets	$277,385	$256,970
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Future policy benefits	$ 89,815	$ 84,924
Policyholder account balances	66,830	58,923
Other policyholder funds	5,685	5,404
Policyholder dividends payable	1,030	1,046
Policyholder dividend obligation	1,882	708
Short-term debt	1,161	355
Long-term debt	4,425	3,628
Current income taxes payable	769	306
Deferred income taxes payable	1,625	1,526
Payables under securities loaned transactions	17,862	12,661
Other liabilities	7,958	7,457
Separate account liabilities	59,693	62,714
Total liabilities	258,735	239,652
Commitments and contingencies (Note 11)		
Company-obligated mandatorily redeemable securities of subsidiary trusts	1,265	1,256
Stockholders' Equity:		
Preferred stock, par value $0.01 per share; 200,000,000 shares authorized; none issued	—	—
Series A junior participating preferred stock	—	—
Common stock, par value $0.01 per share; 3,000,000,000 shares authorized; 786,766,664 shares issued at December 31, 2002 and December 31, 2001; 700,278,412 shares outstanding at December 31, 2002 and 715,506,525 shares outstanding at December 31, 2001	8	8
Additional paid-in capital	14,968	14,966
Retained earnings	2,807	1,349
Treasury stock, at cost; 86,488,252 shares at December 31, 2002 and 71,260,139 shares at December 31, 2001	(2,405)	(1,934)
Accumulated other comprehensive income	2,007	1,673
Total stockholders' equity	17,385	16,062
Total liabilities and stockholders' equity	$277,385	$256,970

See accompanying notes to consolidated financial statements.

METLIFE, INC.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Dollars in millions, except per share data)

	2002	2001	2000
REVENUES			
Premiums	$19,086	$17,212	$16,317
Universal life and investment-type product policy fees	2,139	1,889	1,820
Net investment income	11,329	11,255	11,024
Other revenues	1,377	1,507	2,229
Net investment losses (net of amounts allocable to other accounts of ($145), ($134) and ($54), respectively)	(784)	(603)	(390)
Total revenues	33,147	31,260	31,000
EXPENSES			
Policyholder benefits and claims (excludes amounts directly related to net investment losses of ($150), ($159) and $41, respectively)	19,523	18,454	16,893
Interest credited to policyholder account balances	2,950	3,084	2,935
Policyholder dividends	1,942	2,086	1,919
Payments to former Canadian policyholders	—	—	327
Demutualization costs	—	—	230
Other expenses (excludes amounts directly related to net investment losses of $5, $25 and ($95), respectively)	7,061	7,022	7,401
Total expenses	31,476	30,646	29,705
Income from continuing operations before provision for income taxes	1,671	614	1,295
Provision for income taxes	516	227	421
Income from continuing operations	1,155	387	874
Income from discontinued operations, net of income taxes	450	86	79
Net income	$ 1,605	$ 473	$ 953
Income from continuing operations after April 7, 2000 (date of demutualization) (Note 19)			$ 1,114
Net income after April 7, 2000 (date of demutualization) (Note 19)			$ 1,173
Income from continuing operations per share			
Basic	$ 1.64	$ 0.52	$ 1.44
Diluted	$ 1.58	$ 0.51	$ 1.41
Net income per share			
Basic	$ 2.28	$ 0.64	$ 1.52
Diluted	$ 2.20	$ 0.62	$ 1.49
Cash dividends per share	$ 0.21	$ 0.20	$ 0.20

See accompanying notes to consolidated financial statements.

METLIFE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (Dollars in millions)

					Accumulated Other Comprehensive Income (Loss)			
	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock at Cost	Net Unrealized Investment (Losses) Gains	Foreign Currency Translation Adjustment	Minimum Pension Liability Adjustment	Total
Balance at December 31, 1999	$—	$ —	$ 14,100	$ —	$ (297)	$ (94)	$(19)	$13,690
Policy credits and cash payments to eligible policyholders			(2,958)					(2,958)
Common stock issued in demutualization	5	10,917	(10,922)					—
Initial public offering of common stock	2	3,152						3,154
Private placement of common stock	1	854						855
Unit offering		3						3
Treasury stock transactions, net				(613)				(613)
Dividends on common stock			(152)					(152)
Comprehensive income:								
Net loss before date of demutualization			(220)					(220)
Net income after date of demutualization			1,173					1,173
Other comprehensive income:								
Unrealized investment gains, net of related offsets, reclassification adjustments and income taxes					1,472			1,472
Foreign currency translation adjustments						(6)		(6)
Minimum pension liability adjustment							(9)	(9)
Other comprehensive income								1,457
Comprehensive income								2,410
Balance at December 31, 2000	8	14,926	1,021	(613)	1,175	(100)	(28)	16,389
Treasury stock transactions, net				(1,321)				(1,321)
Dividends on common stock			(145)					(145)
Issuance of warrants — by subsidiary		40						40
Comprehensive income:								
Net income			473					473
Other comprehensive income:								
Cumulative effect of change in accounting for derivatives, net of income taxes					22			22
Unrealized gains on derivative instruments, net of income taxes					24			24
Unrealized investment gains, net of related offsets, reclassification adjustments and income taxes					658			658
Foreign currency translation adjustments						(60)		(60)
Minimum pension liability adjustment							(18)	(18)
Other comprehensive income								626
Comprehensive income								1,099
Balance at December 31, 2001	8	14,966	1,349	(1,934)	1,879	(160)	(46)	16,062
Treasury stock transactions, net		2		(471)				(469)
Dividends on common stock			(147)					(147)
Comprehensive income:								
Net income			1,605					1,605
Other comprehensive income:								
Unrealized losses on derivative instruments, net of income taxes					(60)			(60)
Unrealized investment gains, net of related offsets, reclassification adjustments and income taxes					463			463
Foreign currency translation adjustments						(69)		(69)
Other comprehensive income								334
Comprehensive income								1,939
Balance at December 31, 2002	$ 8	$14,968	$ 2,807	$(2,405)	$2,282	$(229)	$(46)	$17,385

See accompanying notes to consolidated financial statements.

METLIFE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Dollars in millions)

	2002	2001	2000
Cash flows from operating activities			
Net income	$ 1,605	$ 473	$ 953
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expenses	449	480	369
Amortization of premiums and accretion of discounts associated with investments, net	(519)	(575)	(452)
Losses from sales of investments and businesses, net	931	737	444
Interest credited to other policyholder account balances	2,950	3,084	2,935
Universal life and investment-type product policy fees	(2,139)	(1,889)	(1,820)
Change in premiums and other receivables	(795)	476	925
Change in deferred policy acquisition costs, net	(741)	(563)	(560)
Change in insurance-related liabilities	3,137	2,567	2,042
Change in income taxes payable	479	477	239
Change in other liabilities	18	41	(933)
Other, net	(378)	(796)	(865)
Net cash provided by operating activities	4,997	4,512	3,277
Cash flows from investing activities			
Sales, maturities and repayments of:			
Fixed maturities	64,327	52,382	56,940
Equity securities	2,642	2,065	748
Mortgage loans on real estate	2,603	2,069	2,163
Real estate and real estate joint ventures	276	303	606
Other limited partnership interests	355	396	422
Purchases of:			
Fixed maturities	(85,173)	(52,160)	(64,918)
Equity securities	(1,242)	(3,059)	(863)
Mortgage loans on real estate	(3,206)	(3,596)	(2,787)
Real estate and real estate joint ventures	(208)	(769)	(407)
Other limited partnership interests	(456)	(424)	(660)
Net change in short-term investments	(477)	74	2,043
Purchase of business, net of cash received	(879)	(276)	(416)
Proceeds from sales of businesses	—	81	869
Net change in payable under securities loaned transactions	5,201	360	5,840
Other, net	(759)	(611)	(812)
Net cash used in investing activities	$(16,996)	$ (3,165)	$ (1,232)

See accompanying notes to consolidated financial statements.

METLIFE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Dollars in millions)

	2002	2001	2000
Cash flows from financing activities			
Policyholder account balances:			
Deposits	$ 29,844	$ 29,167	$ 28,453
Withdrawals	(23,980)	(25,704)	(28,504)
Net change in short-term debt	806	(730)	(3,095)
Long-term debt issued	1,008	1,600	207
Long-term debt repaid	(211)	(372)	(124)
Common stock issued	—	—	4,009
Treasury stock acquired	(471)	(1,321)	(613)
Net proceeds from issuance of company-obligated mandatorily redeemable securities of subsidiary trust	—	197	969
Cash payments to eligible policyholders	—	—	(2,550)
Dividends on common stock	(147)	(145)	(152)
Net cash provided by (used in) financing activities	6,849	2,692	(1,400)
Change in cash and cash equivalents	(5,150)	4,039	645
Cash and cash equivalents, beginning of year	7,473	3,434	2,789
Cash and cash equivalents, end of year	$ 2,323	$ 7,473	$ 3,434
Supplemental disclosures of cash flow information:			
Cash paid (refunded) during the year:			
Interest	$ 424	$ 349	$ 448
Income taxes	$ 193	$ (262)	$ 256
Non-cash transactions during the year:			
Policy credits to eligible policyholders	$ —	$ —	$ 408
Business acquisitions — assets	$ 2,630	$ 1,336	$ 22,936
Business acquisitions — liabilities	$ 1,751	$ 1,060	$ 22,437
Business dispositions — assets	$ —	$ 102	$ 1,184
Business dispositions — liabilities	$ —	$ 44	$ 1,014
Real estate acquired in satisfaction of debt	$ 30	$ 30	$ 24
Purchase money mortgage on real estate sale	$ 954	$ —	$ 49

See accompanying notes to consolidated financial statements.

METLIFE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Accounting Policies

Business

MetLife, Inc. (the "Holding Company") and its subsidiaries (together with the Holding Company, "MetLife" or the "Company") is a leading provider of insurance and other financial services to a broad section of individual and institutional customers. The Company offers life insurance, annuities, automobile and property insurance and mutual funds to individuals and group insurance, reinsurance, as well as retirement and savings products and services to corporations and other institutions.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Holding Company and its subsidiaries, partnerships and joint ventures in which the Company has a majority voting interest. Closed block assets, liabilities, revenues and expenses are combined on a line by line basis with the assets, liabilities, revenues and expenses outside the closed block based on the nature of the particular item. See Note 7. Intercompany accounts and transactions have been eliminated.

The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor interest, has influence over the partnership's operating and financial policies and does not have a controlling interest. The Company uses the cost method for minor interest investments and when it has virtually no influence over the partnership's operating and financial policies.

Minority interest related to consolidated entities included in other liabilities was $491 million and $442 million at December 31, 2002 and 2001, respectively.

Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 2002 presentation.

Summary of Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The critical accounting policies, estimates and related judgments underlying the Company's consolidated financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations.

Investments

The Company's principal investments are in fixed maturities, mortgage loans and real estate, all of which are exposed to three primary sources of investment risk: credit, interest rate and market valuation. The financial statement risks are those associated with the recognition of impairments and income, as well as the determination of fair values. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; and (vi) other subjective factors, including concentrations and information obtained from regulators and rating agencies. In addition, the earnings on certain investments are dependent upon market conditions, which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets. The determination of fair values in the absence of quoted market values is based on valuation methodologies, securities the Company deems to be comparable and assumptions deemed appropriate given the circumstances. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

Derivatives

The Company enters into freestanding derivative transactions primarily to manage the risk associated with variability in cash flows related to the Company's financial assets and liabilities or to changing fair values. The Company also purchases investment securities and issues certain insurance and reinsurance policies with embedded derivatives. The associated financial statement risk is the volatility in net income, which can result from (i) changes in fair value of derivatives not qualifying as accounting hedges, and (ii) ineffectiveness of designated hedges in an environment of changing interest rates or fair values. In addition, accounting for derivatives is complex, as evidenced by significant authoritative interpretations of the primary accounting standards which continue to evolve, as well as the significant judgments and estimates involved in determining fair value in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate in the circumstances. Such assumptions include estimated market volatility and interest rates used in the determination of fair value where quoted market values are not available. The use of different assumptions may have a material effect on the estimated fair value amounts.

Deferred Policy Acquisition Costs

The Company incurs significant costs in connection with acquiring new insurance business. These costs, which vary with, and are primarily related to, the production of new business, are deferred. The recovery of such costs is dependent upon the future profitability of the related business. The amount of future profit is dependent principally on investment returns, mortality, morbidity, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns are most likely to impact the rate of amortization of such costs. The aforementioned factors enter into management's estimates of gross margins and profits, which generally are used to amortize such costs. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future gross margins and profits are less than amounts deferred. In addition, the Company utilizes the reversion to the mean assumption, a standard industry practice, in its determination of the amortization of deferred policy acquisition costs. This practice assumes that the expectation for long-term appreciation in equity markets is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred.

Future Policy Benefits

The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, annuities and disability insurance. Generally, amounts are payable over an extended period of time and the profitability of the products is dependent on the pricing of the products. Principal assumptions used in pricing policies and in the establishment of liabilities for future policy benefits are mortality, morbidity, expenses, persistency, investment returns and inflation.

The Company also establishes liabilities for unpaid claims and claims expenses for property and casualty insurance. Pricing of this insurance takes into account the expected frequency and severity of losses, the costs of providing coverage, competitive factors, characteristics of the insured and the property covered, and profit considerations. Liabilities for property and casualty insurance are dependent on estimates of amounts payable for claims reported but not settled and claims incurred but not reported. These estimates are influenced by historical experience and actuarial assumptions of current developments, anticipated trends and risk management strategies.

Differences between the actual experience and assumptions used in pricing these policies and in the establishment of liabilities result in variances in profit and could result in losses.

Reinsurance

The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance. Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish policy benefits and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed above. Additionally, for each of its reinsurance contracts, the Company must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. The Company must review all contractual features, particularly those that may limit the amount of insurance risk to which the Company is subject or features that delay the timely reimbursement of claims. If the Company determines that a contract does not expose it to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting.

Litigation

The Company is a party to a number of legal actions. Given the inherent unpredictability of litigation, it is difficult to estimate the impact of litigation on the Company's consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities related to certain lawsuits, including the Company's asbestos-related liability, are especially difficult to estimate due to the limitation of available data and uncertainty regarding numerous variables used to determine amounts recorded. The data and variables that impact the assumption used to estimate the Company's asbestos-related liability include the number of future claims, the cost to resolve claims, the disease mix and severity of disease, the jurisdiction of claims filed, tort reform efforts and the impact of any possible future adverse verdicts and their amounts. It is possible that an adverse outcome in certain of the Company's litigation, including asbestos-related cases, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

Employee Benefit Plans

The Company sponsors pension and other retirement plans in various forms covering employees who meet specified eligibility requirements. The reported expense and liability associated with these plans requires an extensive use of assumptions which include the discount rate, expected return on plan assets and rate of future compensation increases as determined by the Company. Management determines these assumptions based upon currently available market and industry data, historical performance of the plan and its assets, and consultation with an independent consulting actuarial firm to aid it in selecting appropriate assumptions and valuing its related liabilities. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. These differences may have a significant effect on the Company's consolidated financial statements and liquidity.

The actuarial assumptions used in the calculation of the Company's aggregate projected benefit obligation may vary and include an expectation of long-term market appreciation in equity markets which is not changed by minor short-term market fluctuations, but does change when large interim deviations occur. For the largest of the plans sponsored by the Company (the Metropolitan Life Retirement Plan for United States Employees, with a projected benefit obligation of $4.3 billion or 98.6% of all qualified plans at December 31, 2002), the discount rate, expected rate of return on plan assets, and the range of rates of future compensation increases used in that plan's valuation at December 31, 2002 were 6.75%, 9% and 4% to 8%, respectively. Note 6 describes in more detail the assumptions used and status of the many plans sponsored by the Company and its affiliates.

Significant Accounting Policies

Investments

The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary. These adjustments are recorded as investment losses. Investment gains and losses on sales of securities are determined on a specific identification basis. All security transactions are recorded on a trade date basis.

Mortgage loans on real estate are stated at amortized cost, net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are included in net investment gains and losses and are based upon the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on impaired loans are recorded as a reduction of the recorded asset.

Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 40 years). Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. Cost of real estate held-for-investment is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in net investment gains and losses. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

Policy loans are stated at unpaid principal balances.

Short-term investments are stated at amortized cost, which approximates fair value.

Other invested assets consist principally of leveraged leases and funds withheld at interest. The leveraged leases are recorded net of non-recourse debt. The Company participates in lease transactions which are diversified by geographic area. The Company regularly reviews residual values and writes down residuals to expected values as needed. Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. For agreements written on a modified coinsurance basis and certain agreements written on a coinsurance basis, assets supporting the reinsured policies and equal to the net statutory reserves are withheld and continue to be legally owned by the ceding companies. The Company recognizes interest on funds withheld in accordance with the treaty terms as investment income is earned on the assets supporting the reinsured policies.

Structured Investment Transactions and Variable Interest Entities

The Company participates in structured investment transactions, primarily asset securitizations and structured notes. These transactions enhance the Company's total return of the investment portfolio principally by generating management fee income on asset securitizations and by providing equity-based returns on debt securities through structured notes and similar type instruments.

The Company sponsors financial asset securitizations of high yield debt securities, investment grade bonds and structured finance securities and also is the collateral manager and a beneficial interest holder in such transactions. As the collateral manager, the Company earns management fees on the outstanding securitized asset balance, which are recorded in income as earned. When the Company transfers assets to a bankruptcy-remote special purpose entity ("SPE") and surrenders control over the transferred assets, the transaction is accounted for as a sale. Gains or losses on securitizations are determined with reference to the carrying amount of the financial assets transferred, which is allocated to the assets sold and the beneficial interests retained based on relative fair values at the date of transfer. Beneficial interests in securitizations are carried at fair value in fixed maturities. Income on the beneficial interests is recognized using the prospective method in accordance with Emerging Issues Task Force ("EITF") Issue No. 99-20, *Recognition of Interest Income and Impairment on Certain Investments ("EITF 99-20")*. The SPEs used to securitize assets are not consolidated by the Company because unrelated third parties hold controlling interests through ownership of equity in the SPEs, representing at least three percent of the value of the total assets of the SPE throughout the life of the SPE, and such equity class has the substantive risks and rewards of the residual interest of the SPE.

The Company purchases or receives beneficial interests in SPEs, which generally acquire financial assets, including corporate equities, debt securities and purchased options. The Company has not guaranteed the performance, liquidity or obligations of the SPEs and the Company's exposure to loss is limited to its carrying value of the beneficial interests in the SPEs. The Company uses the beneficial interests as part of its risk management strategy, including asset-liability management. These SPEs are not consolidated by the Company because unrelated third parties hold controlling interests through ownership of equity in the SPEs, representing at least three percent of the value of the total assets of the SPE throughout the life of the SPE, and such equity class has the substantive risks and rewards of the residual interest of the SPE. The beneficial interests in SPEs where the Company exercises significant influence over the operating and financial policies of the SPE are accounted for in accordance with the equity method of accounting. Impairments of these beneficial interests are included in net investment gains and losses. The beneficial interests in SPEs where the Company does not exercise significant influence are accounted for based on the substance of the beneficial interest's rights and obligations. Beneficial interests are accounted for and are included in fixed maturities. These beneficial interests are generally structured notes, as defined by EITF Issue No. 96-12, *Recognition of Interest Income and Balance Sheet Classification of Structured Notes*, and their income is recognized using the retrospective interest method or the level yield method, as appropriate.

Effective in 2003, Financial Accounting Standards Board ("FASB") Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of APB No. 51* ("FIN 46") will establish new accounting guidance relating to the consolidation of variable interest entities ("VIEs"). Certain of the asset-backed securitizations and structured investment transactions discussed above meet the definition of a VIE under FIN 46. In addition, certain investments in real estate joint ventures and other limited partnership interests also meet the VIE definition. The Company will be required to consolidate any VIE for which it is determined that the Company is the primary beneficiary. The Company is still in the process of evaluating its investments with regard to the implementation of FIN 46.

The following table presents the total assets and the maximum exposure to loss relating to the VIEs that the Company believes it is reasonably possible it will need to consolidate or disclose information about in accordance with the provisions of FIN 46 at:

	December 31, 2002	
	Total Assets	Maximum Exposure to Loss
	(Dollars in millions)	
Financial asset-backed securitizations and collateralized debt and bond obligations	$1,719	$ 9(1)
Other structured investment transactions	89	38(2)
Real estate joint ventures	443	196(3)
Other limited partnership interests	872	167(3)
Total	$3,123	$410

(1) The maximum exposure to loss is based on the carrying value of retained interests.
(2) The maximum exposure to loss is based on the carrying value of beneficial interests.
(3) The maximum exposure to loss is based on the carrying value plus unfunded commitments reduced by amounts guaranteed by other partners.

Derivative Instruments

The Company uses derivative instruments to manage risk through one of four principal risk management strategies: (i) the hedging of liabilities, (ii) invested assets, (iii) portfolios of assets or liabilities and (iv) firm commitments and forecasted transactions. Additionally, the Company enters into income generation and replication derivative transactions as permitted by its derivatives use plan that was approved by the New York Insurance Department (the "Department"). The Company's derivative hedging strategy employs a variety of instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, and options, including caps and floors.

On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified exposure (fair value, cash flow or foreign currency). If a derivative does not qualify as a hedge, according to Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended ("SFAS 133"), the derivative is recorded at fair value and changes in its fair value are generally reported in net investment gains or losses.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. The Company generally determines hedge effectiveness based on total changes in fair value of a derivative instrument. The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item, (ii) the derivative expires or is sold, terminated, or exercised, (iii) the derivative is de-designated as a hedge instrument, (iv) it is probable that the forecasted transaction will not occur, (v) a hedged firm commitment no longer meets the definition of a firm commitment, or (vi) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

The Company designates and accounts for the following as cash flow hedges, when they have met the effectiveness requirements of SFAS 133: (i) various types of interest rate swaps to convert floating rate investments to fixed rate investments, (ii) receive U.S. dollar fixed on foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments, (iii) foreign currency forwards to hedge the exposure of future payments or receipts in foreign currencies, and (iv) other instruments to hedge the cash flows of various other forecasted transactions. For all qualifying and highly effective cash flow hedges, the effective portion of changes in fair value of the derivative instrument is reported in other comprehensive income or loss. The ineffective portion of changes in fair value of the derivative instrument is reported in net investment gains or losses. Hedged forecasted transactions, other than the receipt or payment of variable interest payments, are not expected to occur more than 12 months after hedge inception.

The Company designates and accounts for the following as fair value hedges when they have met the effectiveness requirements of SFAS 133: (i) various types of interest rate swaps to convert fixed rate investments to floating rate investments, (ii) receive U.S. dollar floating on foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments, and (iii) other instruments to hedge various other fair value exposures of investments. For all qualifying and highly effective fair value hedges, the changes in fair value of the derivative instrument are reported as net investment gains or losses. In addition, changes in fair value attributable to the hedged portion of the underlying instrument are reported in net investment gains and losses.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative continues to be carried on the consolidated balance sheet at its fair value, but the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment is removed from the consolidated balance sheet and recognized as a net investment gain or loss in the current period. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative continues to be carried on the consolidated balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income or loss are recognized immediately in net investment gains or losses. When the hedged forecasted transaction is no longer probable, but is reasonably possible, the accumulated gain or loss remains in other comprehensive income or loss and is recognized when the transaction affects net income or loss; however, prospective hedge accounting for the transaction is terminated. In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value generally recognized in the current period as net investment gains or losses.

The Company may enter into contracts that are not themselves derivative instruments but contain embedded derivatives. For each contract, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to those of the host contract and determines whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument.

If it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative. Such embedded derivatives are recorded on the consolidated balance sheet at fair value and changes in their fair value are recorded currently in net investment gains or losses. If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the consolidated balance sheet at fair value, with changes in fair value recognized in the current period as net investment gains or losses.

The Company also uses derivatives to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These securities, called replication synthetic asset transactions ("RSATs"), are a combination of a derivative and a cash security to synthetically create a third replicated security. These derivatives are not designated as hedges. As of December 31, 2002 and 2001, 19 and 15, respectively, of such RSATs, with notional amounts totaling $285 million and $205 million, respectively, have been created through the combination of a credit default swap and a U.S. Treasury security. The Company records the premiums received on the credit default swaps in investment income over the life of the contract and changes in fair value are recorded in net investment gains and losses.

The Company enters into written covered calls and net written covered collars to generate additional investment income on the underlying assets it holds. These derivatives are not designated as hedges. The Company records the premiums received as net investment income over the life of the contract and changes in fair value of such options and collars as net investment gains and losses.

Cash and Cash Equivalents

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Property, Equipment, Leasehold Improvements and Computer Software

Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets. The estimated life for company occupied real estate property is 40 years. Estimated lives range from five to ten years for leasehold improvements and three to five years for all other property and equipment. Accumulated depreciation and amortization of property, equipment and leasehold improvements was $428 million and $552 million at December 31, 2002 and 2001, respectively. Related depreciation and amortization expense was $85 million, $99 million and $90 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a three-year period using the straight-line method. Accumulated amortization of capitalized software was $317 million and $169 million at December 31, 2002 and 2001, respectively. Related amortization expense was $155 million, $110 million and $45 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Deferred Policy Acquisition Costs

The costs of acquiring new insurance business that vary with, and are primarily related to, the production of new business are deferred. Such costs, which consist principally of commissions, agency and policy issue expenses, are amortized with interest over the expected life of the contract for participating traditional life, universal life and investment-type products. Generally, deferred policy acquisition costs are amortized in proportion to the present value of estimated gross margins or profits from investment, mortality, expense margins and surrender charges. Interest rates are based on rates in effect at the inception or acquisition of the contracts.

Actual gross margins or profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management utilizes the reversion to the mean assumption, a standard industry practice, in its determination of the amortization of deferred policy acquisition costs. This practice assumes that the expectation for long-term appreciation is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred. Management periodically updates these estimates and evaluates the recoverability of deferred policy acquisition costs. When appropriate, management revises its assumptions of the estimated gross margins or profits of these contracts, and the cumulative amortization is re-estimated and adjusted by a cumulative charge or credit to current operations.

Deferred policy acquisition costs for non-participating traditional life, non-medical health and annuity policies with life contingencies are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied during the lives of the contracts. Deviations from estimated experience are included in operations when they occur. For these contracts, the amortization period is typically the estimated life of the policy.

Policy acquisition costs related to internally replaced contracts are expensed at the date of replacement.

Deferred policy acquisition costs for property and casualty insurance contracts, which are primarily comprised of commissions and certain underwriting expenses, are deferred and amortized on a pro rata basis over the applicable contract term or reinsurance treaty.

Value of business acquired ("VOBA"), included as part of deferred policy acquisition costs, represents the present value of future profits generated from existing insurance contracts in force at the date of acquisition and is amortized over the expected policy or contract duration in relation to the present value of estimated gross profits from such policies and contracts.

Information regarding VOBA and deferred policy acquisition costs for the year ended December 31, 2002 is as follows:

	Value of Business Acquired	Deferred Policy Acquisition Costs	Total
		(Dollars in millions)	
Balance at January 1, 2002	$1,678	$ 9,489	$11,167
Capitalizations	—	2,340	2,340
Acquisitions	369	—	369
Total	2,047	11,829	13,876
Amortization allocated to:			
Net investment gains (losses)	16	(11)	5
Unrealized investment gains	154	384	538
Other expenses	132	1,507	1,639
Total amortization	302	1,880	2,182
Dispositions and other	(6)	39	33
Balance at December 31, 2002	$1,739	$ 9,988	$11,727

Information regarding VOBA and deferred policy acquisition costs for the year ended December 31, 2001 is as follows:

	Value of Business Acquired	Deferred Policy Acquisition Costs	Total
		(Dollars in millions)	
Balance at January 1, 2001	$1,674	$ 8,944	$10,618
Capitalizations	—	2,039	2,039
Acquisitions	124	—	124
Total	1,798	10,983	12,781
Amortization allocated to:			
Net investment (losses) gains	(15)	40	25
Unrealized investment gains	8	132	140
Other expenses	126	1,287	1,413
Total amortization	119	1,459	1,578
Dispositions and other	(1)	(35)	(36)
Balance at December 31, 2001	$1,678	$ 9,489	$11,167

Information regarding VOBA and deferred policy acquisition costs for the year ended December 31, 2000 is as follows:

	Value of Business Acquired	Deferred Policy Acquisition Costs	Total
		(Dollars in millions)	
Balance at January 1, 2000	$ 632	$ 8,438	$ 9,070
Capitalizations	—	1,863	1,863
Acquisitions	1,480	201	1,681
Total	2,112	10,502	12,614
Amortization allocated to:			
Net investment gains (losses)	28	(123)	(95)
Unrealized investment gains	93	497	590
Other expenses	310	1,168	1,478
Total amortization	431	1,542	1,973
Dispositions and other	(7)	(16)	(23)
Balance at December 31, 2000	$1,674	$ 8,944	$10,618

The estimated future amortization expense allocated to other expenses for VOBA is $147 million in 2003, $141 million in 2004, $137 million in 2005, $135 million in 2006 and $128 million in 2007.

Amortization of VOBA and deferred policy acquisition costs is allocated to (i) investment gains and losses to provide consolidated statement of income information regarding the impact of such gains and losses on the amount of the amortization, (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized, and (iii) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

Investment gains and losses related to certain products have a direct impact on the amortization of VOBA and deferred policy acquisition costs. Presenting investment gains and losses net of related amortization of VOBA and deferred policy acquisition costs provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

Goodwill

The excess of cost over the fair value of net assets acquired ("goodwill") is included in other assets. On January 1, 2002, the Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, ("SFAS 142"). In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually to determine if a write down of the cost of the asset is required. Impairments are recognized in operating results when the carrying amount of goodwill exceeds its implied fair value. Prior to the adoption of SFAS 142, goodwill was amortized on a straight-line basis over a period ranging from ten to 30 years and impairments were recognized in operating results when permanent diminution in value was deemed to have occurred.

Changes in goodwill were as follows:

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Net balance at January 1	$609	$703	$ 611
Acquisitions	166	54	286
Amortization	—	(47)	(50)
Impairment losses	(8)	(61)	—
Dispositions and other	(17)	(40)	(144)
Net balance at December 31	$750	$609	$ 703

Accumulated amortization from goodwill was as follows at:

	December 31,	
	2002	2001
	(Dollars in millions)	
Accumulated amortization	$101	$101

Future Policy Benefits and Policyholder Account Balances

Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the nonforfeiture interest rate, ranging from 3% to 11%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts), (ii) the liability for terminal dividends, and (iii) premium deficiency reserves, which are established when the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses after deferred policy acquisition costs are written off.

Future policy benefit liabilities for traditional annuities are equal to accumulated contractholder fund balances during the accumulation period and the present value of expected future payments after annuitization. Interest rates used in establishing such liabilities range from 2% to 11%. Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 3% to 11%. Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 11%.

Policyholder account balances for universal life and investment-type contracts are equal to the policy account values, which consist of an accumulation of gross premium payments plus credited interest, ranging from 1% to 13%, less expenses, mortality charges, and withdrawals.

The liability for unpaid claims and claim expenses for property and casualty insurance represents the amount estimated for claims that have been reported but not settled and claims incurred but not reported. Liabilities for unpaid claims are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, reduced for anticipated salvage and subrogation. Revisions of these estimates are included in operations in the year such refinements are made.

Recognition of Insurance Revenue and Related Benefits

Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due. Benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

Premiums related to non-medical health contracts are recognized on a pro rata basis over the applicable contract term.

Deposits related to universal life and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recognized in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

Premiums related to property and casualty contracts are recognized as revenue on a pro rata basis over the applicable contract term. Unearned premiums are included in other liabilities.

Other Revenues

Other revenues include asset management and advisory fees, broker/dealer commissions and fees, and administrative service fees. Such fees and commissions are recognized in the period in which services are performed. Other revenues also include changes in account value relating to corporate-owned life insurance ("COLI"). Under certain COLI contracts, if the Company reports certain unlikely adverse results in its consolidated financial statements, withdrawals would not be immediately available and would be subject to market value adjustment, which could result in a reduction of the account value.

Policyholder Dividends

Policyholder dividends are approved annually by the insurance subsidiaries' boards of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by the insurance subsidiaries.

Participating Business

Participating business represented approximately 16% and 18% of the Company's life insurance in-force, and 55% and 78% of the number of life insurance policies in-force, at December 31, 2002 and 2001, respectively. Participating policies represented approximately 43% and 45%, 43% and 45%, and 47% and 50% of gross and net life insurance premiums for the years ended December 31, 2002, 2001 and 2000, respectively. The percentages indicated are calculated excluding the business of the Reinsurance segment.

Income Taxes

The Holding Company and its includable life insurance and non-life insurance subsidiaries file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Non-includable subsidiaries file either separate tax returns or separate consolidated tax returns. Under the Code, the amount of federal income tax expense incurred by mutual life insurance companies includes an equity tax calculated based upon a prescribed formula that incorporates a differential earnings rate between stock and mutual life insurance companies. Metropolitan Life has not been subject to the equity tax since the date of demutualization. The future tax consequences of temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet dates and are recorded as deferred income tax assets and liabilities.

Reinsurance

The Company has reinsured certain of its life insurance and property and casualty insurance contracts with other insurance companies under various agreements. Amounts due from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reinsurance credits. Deferred policy acquisition costs are reduced by amounts recovered under reinsurance contracts. Amounts received from reinsurers for policy administration are reported in other revenues.

The Company assumes and retrocedes financial reinsurance contracts, which represent low mortality risk reinsurance treaties. These contracts are reported as deposits and are included in other assets. The amount of revenue reported on these contracts represents fees and the cost of insurance under the terms of the reinsurance agreement.

Separate Accounts

Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Investments (stated at estimated fair value) and liabilities of the separate accounts are reported separately as assets and liabilities. Deposits to separate accounts, investment income and recognized and unrealized gains and losses on the investments of the separate accounts accrue directly to contractholders and, accordingly, are not reflected in the Company's consolidated statements of income and cash flows. Mortality, policy administration and surrender charges to all separate accounts are included in revenues.

Stock Based Compensation

The Company accounts for the stock-based compensation plans using the accounting method prescribed by Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and has included in Note 17 the pro forma disclosures required by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123").

Foreign Currency Translation

Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The local currencies of foreign operations are the functional currencies unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported in earnings.

Discontinued Operations

The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale on or after January 1, 2002 are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Earnings Per Share

Earnings per share amounts, on a basic and diluted basis, have been calculated based upon the weighted average common shares outstanding or deemed to be outstanding only for the period after the date of demutualization.

Basic earnings per share is computed based on the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of the assumed conversion of forward purchase contracts and exercise of stock options, using the treasury stock method. Under the treasury stock method, exercise of the stock options and the forward purchase contracts is assumed with the proceeds used to purchase common stock at the average market price for the period. The difference between the number of shares assumed issued and number of shares assumed purchased represents the dilutive shares.

Demutualization and Initial Public Offering

On April 7, 2000 (the "date of demutualization"), Metropolitan Life Insurance Company ("Metropolitan Life") converted from a mutual life insurance company to a stock life insurance company and became a wholly-owned subsidiary of MetLife, Inc. The conversion was pursuant to an order by the New York Superintendent of Insurance (the "Superintendent") approving Metropolitan Life's plan of reorganization, as amended (the "plan").

On the date of demutualization, policyholders' membership interests in Metropolitan Life were extinguished and eligible policyholders received, in exchange for their interests, trust interests representing 494,466,664 shares of common stock of MetLife, Inc. to be held in a trust, cash payments aggregating $2,550 million and adjustments to their policy values in the form of policy credits aggregating $408 million, as provided in the plan. In addition, Metropolitan Life's Canadian branch made cash payments of $327 million in the second quarter of 2000 to holders of certain policies transferred to Clarica Life Insurance Company in connection with the sale of a substantial portion of Metropolitan Life's Canadian operations in 1998, as a result of a commitment made in connection with obtaining Canadian regulatory approval of that sale.

Application of Accounting Pronouncements

In January 2003, the FASB issued FIN 46 which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is in the process of assessing the impact of FIN 46 on its consolidated financial statements. Certain disclosure provisions of FIN 46 were required for December 31, 2002 financial statements. See "— Structured Investment Transactions and Variable Interest Entities."

As of December 31, 2002, the FASB is deliberating on a proposed statement that would further amend SFAS 133. The proposed statement will address certain SFAS 133 Implementation Issues. The proposed statement is not expected to have a significant impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* ("SFAS 148"), which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB 25 to the fair value method of accounting from SFAS 123, if a company so elects. Effective January 1, 2003, the Company adopted the fair value method of recording stock options under SFAS 123. In accordance with alternatives available under the transitional guidance of SFAS 148, the Company has elected to apply the fair value method of accounting for stock options prospectively to awards granted subsequent to January 1, 2003. As permitted, options granted prior to January 1, 2003, will continue to be accounted for under APB 25, and the pro forma impact of accounting for these options at fair value will continue to be disclosed in the consolidated financial statements until the last of those options vest in 2005.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires entities to establish liabilities for certain types of guarantees, and expands financial statement disclosures for others. Disclosure requirements under FIN 45 are effective for financial statements of annual periods ending after December 15, 2002 and are applicable to all guarantees issued by the guarantor subject to the provisions of FIN 45. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the initial adoption of FIN 45 to have a significant impact on the Company's consolidated financial statements. The adoption of FIN 45 requires the Company to include disclosures in its consolidated financial statements related to guarantees. See Note 11.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"), which must be adopted for exit and disposal activities initiated after December 31, 2002. SFAS 146 will require that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred rather than at the date of an entity's commitment to an exit plan as required by EITF 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)* ("EITF 94-3"). As discussed in Note 13, in the fourth quarter of 2001, the Company recorded a charge of $330 million, net of income taxes of $169 million, associated with business realignment initiatives using the EITF 94-3 accounting guidance.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections* ("SFAS 145"). In addition to amending or rescinding other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions, SFAS 145 generally precludes companies from recording gains and losses from the extinguishment of debt as an extraordinary item. SFAS 145 also requires sale-leaseback treatment for certain modifications of a capital lease that result in the lease being classified as an operating lease. SFAS 145 is effective for fiscal years beginning after May 15, 2002, and the initial application of this standard did not have a significant impact on the Company's consolidated financial statements.

Effective January 1, 2002, the Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). SFAS 144 provides a single model for accounting for long-lived assets to be disposed of by superseding SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of* ("SFAS 121"), and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* ("APB 30"). Under SFAS 144, discontinued operations are measured at the lower of carrying value or fair value less costs to sell, rather than on a net realizable value basis. Future operating losses relating to discontinued operations also are no longer recognized before they occur. SFAS 144 (i) broadens the definition of a discontinued operation to include a component of an entity (rather than a segment of a business); (ii) requires long-lived assets to be disposed of other than by sale to be considered held and used until disposed; and (iii) retains the basic provisions of (a) APB 30 regarding the presentation of discontinued operations in the statements of income, (b) SFAS 121 relating to recognition and measurement of impaired long-lived assets (other than goodwill), and (c) SFAS 121 relating to the measurement of long-lived assets classified as held-for-sale. Adoption of SFAS 144 did not have a material impact on the Company's consolidated financial statements other than the presentation as discontinued operations of net investment income and net investment gains related to operations of real estate on which the Company initiated disposition activities subsequent to January 1, 2002 and the classification of such real estate as held-for-sale on the consolidated balance sheets. See Note 22.

Effective January 1, 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 142 eliminates the systematic amortization and establishes criteria for measuring the impairment of goodwill and certain other intangible assets by reporting unit. The Company did not amortize goodwill during 2002. Amortization of goodwill was $47 million and $50 million for the years ended December 31, 2001 and 2000, respectively. Amortization of other intangible assets was not material for the years ended December 31, 2002, 2001 and 2000. The Company has completed the required impairment tests of goodwill and indefinite-lived intangible assets. As a result of these tests, the Company recorded a $5 million charge to earnings relating to the impairment of certain goodwill assets in the third quarter of 2002 as a cumulative effect of a change in accounting. There was no impairment of identified intangible assets or significant reclassifications between goodwill and other intangible assets at January 1, 2002.

Effective July 1, 2001, the Company adopted SFAS No. 141, *Business Combinations* ("SFAS 141"). SFAS 141 requires the purchase method of accounting for all business combinations and separate recognition of intangible assets apart from goodwill if such intangible assets meet certain criteria. In accordance with SFAS 141, the elimination of $5 million of negative goodwill was reported in net income in the first quarter of 2002 as a cumulative effect of a change in accounting.

In July 2001, the U.S. Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") No. 102, *Selected Loan Loss Allowance and Documentation Issues* ("SAB 102"). SAB 102 summarizes certain of the SEC's views on the development, documentation and application of a systematic methodology for determining allowances for loan and lease losses. The application of SAB 102 by the Company did not have a material impact on the Company's consolidated financial statements.

Effective April 1, 2001, the Company adopted certain additional accounting and reporting requirements of SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a Replacement of FASB Statement No. 125*, relating to the derecognition of transferred assets and extinguished liabilities and the reporting of servicing assets and liabilities. The initial adoption of these requirements did not have a material impact on the Company's consolidated financial statements.

Effective April 1, 2001, the Company adopted EITF 99-20, *Recognition of Interest Income and Impairment on Certain Investments*. This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to apply specific evaluation methods to these securities for an other-than-temporary decline in value. The initial adoption of EITF 99-20 did not have a material impact on the Company's consolidated financial statements.

Effective January 1, 2001, the Company adopted SFAS 133 which established new accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The cumulative effect of the adoption of SFAS 133, as of January 1, 2001, resulted in a $33 million increase in other comprehensive income, net of income taxes of $18 million, and had no material impact on net income. The increase to other comprehensive income is attributable to net gains on cash flow-type hedges at transition. Also at transition, the amortized cost of fixed maturities decreased and other invested assets increased by $22 million, representing the fair value of certain interest rate swaps that were accounted for prior to SFAS 133 using fair value-type settlement accounting. During the year ended December 31, 2001, $18 million of the pre-tax gain reported in accumulated other comprehensive income at transition was reclassified into net investment income. The FASB continues to issue additional guidance relating to the accounting for derivatives under SFAS 133, which may result in further adjustments to the Company's treatment of derivatives in subsequent accounting periods.

Effective October 1, 2000, the Company adopted SAB No. 101, *Revenue Recognition in Financial Statements* ("SAB 101"). SAB 101 summarizes certain of the Securities and Exchange Commission's views in applying GAAP to revenue recognition in financial statements. The requirements of SAB 101 did not have a material effect on the Company's consolidated financial statements.

Effective January 1, 2000, the Company adopted Statement of Position ("SOP") No. 98-7, *Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk* ("SOP 98-7"). SOP 98-7 provides guidance on the method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, defined in the SOP as the deposit method. SOP 98-7 classifies insurance and reinsurance contracts for which the deposit method is appropriate into those that (i) transfer only significant timing risk, (ii) transfer only significant underwriting risk, (iii) transfer neither significant timing nor underwriting risk and (iv) have an indeterminate risk. Adoption of SOP 98-7 did not have a material effect on the Company's consolidated financial statements.

2. September 11, 2001 Tragedies

On September 11, 2001 terrorist attacks occurred in New York, Washington, D.C. and Pennsylvania (the "tragedies") triggering a significant loss of life and property which had an adverse impact on certain of the Company's businesses. The Company has direct exposure to these events with claims arising from its Individual, Institutional, Reinsurance and Auto & Home insurance coverages, and it believes the majority of such claims have been reported or otherwise analyzed by the Company.

The Company's original estimate of the total insurance losses related to the tragedies, which was recorded in the third quarter of 2001, was $208 million, net of income taxes of $117 million. Net income for the year ended December 31, 2002 includes a $17 million, net of income taxes of $9 million, benefit from the reduction of the liability associated with the tragedies. The revision to the liability is the result of an analysis completed during the fourth quarter of 2002, which focused on the emerging incidence experienced over the past 12 months associated with certain disability products. As of December 31, 2002, the Company's remaining liability for unpaid and future claims associated with the tragedies was $47 million, principally related to disability coverages. This estimate has been and will continue to be subject to revision in subsequent periods, as claims are received from insureds and the claims to reinsurers are identified and processed. Any revision to the estimate of gross losses and reinsurance recoveries in subsequent periods will affect net income in such periods. Reinsurance recoveries are dependent on the continued creditworthiness of the reinsurers, which may be adversely affected by their other reinsured losses in connection with the tragedies.

The Company's general account investment portfolios include investments, primarily comprised of fixed maturities, in industries that were affected by the tragedies, including airline, other travel, lodging and insurance. Exposures to these industries also exist through mortgage loans and investments in real estate. The carrying value of the Company's investment portfolio exposed to industries affected by the tragedies was approximately $3.7 billion at December 31, 2002.

The long-term effects of the tragedies on the Company's businesses cannot be assessed at this time. The tragedies have had significant adverse effects on the general economic, market and political conditions, increasing many of the Company's business risks. This may have a negative effect on MetLife's businesses and results of operations over time. In particular, the declines in share prices experienced after the reopening of the U.S. equity markets following the tragedies have contributed, and may continue to contribute, to a decline in separate account assets, which in turn may have an adverse effect on fees earned in the Company's businesses. In addition, the Company has received and expects to continue to receive disability claims from individuals resulting from the tragedies.

3. Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities at December 31, 2002 were as follows:

	Cost or Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
	(Dollars in millions)			
Fixed Maturities:				
Bonds:				
U.S. corporate securities	$ 47,021	$3,193	$ 957	$ 49,257
Mortgage-backed securities	33,256	1,649	22	34,883
Foreign corporate securities	18,001	1,435	207	19,229
U.S. treasuries/agencies	14,373	1,565	4	15,934
Asset-backed securities	9,483	228	208	9,503
Foreign government securities	7,012	636	52	7,596
States and political subdivisions	2,580	182	20	2,742
Other fixed income assets	609	191	103	697
Total bonds	132,335	9,079	1,573	139,841
Redeemable preferred stocks	817	12	117	712
Total fixed maturities	$133,152	$9,091	$1,690	$140,553
Equity Securities:				
Common stocks	$ 877	$ 115	$ 79	$ 913
Nonredeemable preferred stocks	426	13	4	435
Total equity securities	$ 1,303	$ 128	$ 83	$ 1,348

Fixed maturities and equity securities at December 31, 2001 were as follows:

	Cost or Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
	(Dollars in millions)			
Fixed Maturities:				
Bonds:				
U.S. corporate securities	$ 43,141	$1,470	$ 748	$ 43,863
Mortgage-backed securities	25,506	866	192	26,180
Foreign corporate securities	16,836	688	539	16,985
U.S. treasuries/agencies	8,297	1,031	43	9,285
Asset-backed securities	8,115	154	206	8,063
Foreign government securities	5,488	544	37	5,995
States and political subdivisions	2,248	68	21	2,295
Other fixed income assets	1,874	238	142	1,970
Total bonds	111,505	5,059	1,928	114,636
Redeemable preferred stocks	783	12	33	762
Total fixed maturities	$112,288	$5,071	$1,961	$115,398
Equity Securities:				
Common stocks	$ 1,968	$ 657	$ 78	$ 2,547
Nonredeemable preferred stocks	491	28	3	516
Total equity securities	$ 2,459	$ 685	$ 81	$ 3,063

The Company held foreign currency derivatives with notional amounts of $2,371 million and $1,925 million to hedge the exchange rate risk associated with foreign bonds at December 31, 2002 and 2001, respectively.

The Company held fixed maturities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $11,286 million and $9,790 million at December 31, 2002 and 2001, respectively. Non-income producing fixed maturities were $416 million and $237 million at December 31, 2002 and 2001, respectively.

The cost or amortized cost and estimated fair value of bonds at December 31, 2002, by contractual maturity date (excluding scheduled sinking funds), are shown below:

	Cost or Amortized Cost	Estimated Fair Value
	(Dollars in millions)	
Due in one year or less	$ 4,592	$ 4,662
Due after one year through five years	26,200	27,354
Due after five years through ten years	23,297	24,987
Due after ten years	35,507	38,452
Subtotal	89,596	95,455
Mortgage-backed and asset-backed securities	42,739	44,386
Subtotal	132,335	139,841
Redeemable preferred stock	817	712
Total fixed maturities	$133,152	$140,553

Actual maturities may differ as a result of prepayments by the issuer.

Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

Sales of fixed maturities and equity securities classified as available-for-sale were as follows:

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Proceeds	$37,427	$28,105	$46,205
Gross investment gains	$ 1,661	$ 646	$ 599
Gross investment losses	$ (979)	$ (948)	$ (1,520)

Gross investment losses above exclude writedowns recorded during 2002, 2001 and 2000 for other than temporarily impaired available-for-sale fixed maturities and equity securities of $1,375 million, $278 million and $324 million, respectively.

Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

Securities Lending Program

The Company participates in securities lending programs whereby blocks of securities, which are included in investments, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $14,873 million and $11,416 million and an estimated fair value of $17,625 million and $12,066 million were on loan under the program at December 31, 2002 and 2001, respectively. The Company was liable for cash collateral under its control of $17,862 million and $12,661 million at December 31, 2002 and 2001, respectively. Security collateral on deposit from customers may not be sold or repledged and is not reflected in the consolidated financial statements.

Structured Investment Transactions

The Company securitizes high yield debt securities, investment grade bonds and structured finance securities. The Company has sponsored five securitizations with a total of approximately $1,323 million in financial assets as of December 31, 2002. Two of these transactions included the transfer of assets totaling approximately $289 million in 2001, resulting in the recognition of an insignificant amount of investment gains. The Company's beneficial interests in these SPEs as of December 31, 2002 and 2001 and the related investment income for the years ended December 31, 2002, 2001 and 2000 were insignificant.

The Company also invests in structured notes and similar type instruments, which generally provide equity-based returns on debt securities. The carrying value of such investments was approximately $870 million and $1.6 billion at December 31, 2002 and 2001, respectively. The related income recognized was $1 million, $44 million and $62 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Assets on Deposit and Held in Trust

The Company had investment assets on deposit with regulatory agencies with a fair market value of $936 million and $845 million at December 31, 2002 and 2001, respectively. Company securities held in trust to satisfy collateral requirements had an amortized cost of $1,949 million and $1,918 million at December 31, 2002 and 2001, respectively.

Mortgage Loans on Real Estate

Mortgage loans on real estate were categorized as follows:

	December 31,			
	2002		2001	
	Amount	Percent	Amount	Percent
	(Dollars in millions)			
Commercial mortgage loans	$19,671	78%	$18,093	76%
Agricultural mortgage loans	5,152	20	5,277	22
Residential mortgage loans	389	2	395	2
Total	25,212	100%	23,765	100%
Less: Valuation allowances	126		144	
Mortgage loans	$25,086		$23,621	

Mortgage loans on real estate are collateralized by properties primarily located throughout the United States. At December 31, 2002, approximately 18%, 8% and 8% of the properties were located in California, New York and Florida, respectively. Generally, the Company (as the lender) requires that a minimum of one-fourth of the purchase price of the underlying real estate be paid by the borrower.

Certain of the Company's real estate joint ventures have mortgage loans with the Company. The carrying values of such mortgages were $620 million and $644 million at December 31, 2002 and 2001, respectively.

Changes in mortgage loan valuation allowances were as follows:

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Balance at January 1	$144	$ 83	$ 90
Additions	41	106	38
Deductions for writedowns and dispositions	(59)	(45)	(74)
Acquisitions of affiliates	—	—	29
Balance at December 31	$126	$144	$ 83

A portion of the Company's mortgage loans on real estate was impaired and consisted of the following:

	December 31,	
	2002	2001
	(Dollars in millions)	
Impaired mortgage loans with valuation allowances	$627	$ 816
Impaired mortgage loans without valuation allowances	261	324
Total	888	1,140
Less: Valuation allowances on impaired mortgages	125	140
Impaired mortgage loans	$763	$1,000

The average investment in impaired mortgage loans on real estate was $1,088 million, $947 million and $912 million for the years ended December 31, 2002, 2001 and 2000, respectively. Interest income on impaired mortgage loans was $91 million, $103 million and $80 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The investment in restructured mortgage loans on real estate was $414 million and $685 million at December 31, 2002 and 2001, respectively. Interest income of $44 million, $76 million and $77 million was recognized on restructured loans for the years ended December 31, 2002, 2001 and 2000, respectively. Gross interest income that would have been recorded in accordance with the original terms of such loans amounted to $41 million, $60 million and $74 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Mortgage loans on real estate with scheduled payments of 60 days (90 days for agriculture mortgages) or more past due or in foreclosure had an amortized cost of $40 million and $53 million at December 31, 2002 and 2001, respectively.

Real Estate and Real Estate Joint Ventures

Real estate and real estate joint ventures consisted of the following:

	December 31, 2002	December 31, 2001
	(Dollars in millions)	
Real estate and real estate joint ventures held-for-investment	$4,684	$4,211
Impairments	(188)	(157)
Total	4,496	4,054
Real estate held-for-sale	327	1,888
Impairments	(82)	(177)
Valuation allowance	(16)	(35)
Total	229	1,676
Real estate and real estate joint ventures	$4,725	$5,730

Accumulated depreciation on real estate was $1,951 million and $2,504 million at December 31, 2002 and 2001, respectively. Related depreciation expense was $227 million, $220 million and $224 million for the years ended December 31, 2002, 2001 and 2000, respectively. These amounts include $48 million, $79 million and $80 million of depreciation expense related to discontinued operations for the years ended December 31, 2002, 2001 and 2000, respectively.

Real estate and real estate joint ventures were categorized as follows:

	December 31,			
	2002		2001	
	Amount	Percent	Amount	Percent
	(Dollars in millions)			
Office	$2,733	58%	$3,637	63%
Retail	699	15	780	14
Apartments	835	18	740	13
Land	87	2	184	3
Agriculture	7	—	14	—
Other	364	7	375	7
Total	$4,725	100%	$5,730	100%

The Company's real estate holdings are primarily located throughout the United States. At December 31, 2002, approximately 37%, 21% and 13% of the Company's real estate holdings were located in New York, California and Texas, respectively.

Changes in real estate and real estate joint ventures held-for-sale valuation allowance were as follows:

	Years Ended December 31, 2002	2001	2000
	(Dollars in millions)		
Balance at January 1	$ 35	$ 39	$ 34
Additions charged to operations	21	16	17
Deductions for writedowns and dispositions	(40)	(20)	(12)
Balance at December 31	$ 16	$ 35	$ 39

Investment income related to impaired real estate and real estate joint ventures held-for-investment was $40 million, $22 million and $11 million for the years ended December 31, 2002, 2001 and 2000, respectively. Investment income related to impaired real estate and real estate joint ventures held-for-sale was $11 million, $31 million and $52 million for the years ended December 31, 2002, 2001 and 2000, respectively. The carrying value of non-income producing real estate and real estate joint ventures was $63 million and $14 million at December 31, 2002 and 2001, respectively.

The Company owned real estate acquired in satisfaction of debt of $10 million and $49 million at December 31, 2002 and 2001, respectively.

Leveraged Leases

Leveraged leases, included in other invested assets, consisted of the following:

	December 31, 2002	December 31, 2001
	(Dollars in millions)	
Investment	$ 985	$1,070
Estimated residual values	428	505
Total	1,413	1,575
Unearned income	(368)	(404)
Leveraged leases	$1,045	$1,171

The investment amounts set forth above are generally due in monthly installments. The payment periods generally range from two to 15 years, but in certain circumstances are as long as 30 years. These receivables are generally collateralized by the related property. The Company's deferred tax provision related to leveraged leases was $981 million and $1,077 million at December 31, 2002 and 2001, respectively.

Net Investment Income

The components of net investment income were as follows:

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Fixed maturities	$ 8,384	$ 8,574	$ 8,538
Equity securities	26	49	41
Mortgage loans on real estate	1,883	1,848	1,693
Real estate and real estate joint ventures(1)	1,053	932	989
Policy loans	543	536	515
Other limited partnership interests	57	48	142
Cash, cash equivalents and short-term investments	248	279	288
Other	218	249	162
Total	12,412	12,515	12,368
Less: Investment expenses(1)	1,083	1,260	1,344
Net investment income	$11,329	$11,255	$11,024

(1) Excludes amounts related to real estate held-for-sale presented as discontinued operations in accordance with SFAS 144.

Net Investment Losses

Net investment losses, including changes in valuation allowances, were as follows:

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Fixed maturities	$(917)	$(645)	$(1,437)
Equity securities	224	65	192
Mortgage loans on real estate	(22)	(91)	(18)
Real estate and real estate joint ventures(1)	(6)	(4)	101
Other limited partnership interests	(2)	(161)	(7)
Sales of businesses	—	25	660
Other	(206)	74	65
Total	(929)	(737)	(444)
Amounts allocable to:			
Deferred policy acquisition costs	(5)	(25)	95
Participating contracts	(7)	—	(126)
Policyholder dividend obligation	157	159	85
Total net investment losses	$(784)	$(603)	$ (390)

(1) The amount presented for the year ended December 31, 2002 excludes amounts related to sales of real estate held-for-sale presented as discontinued operations in accordance with SFAS 144.

Investment gains and losses are net of related policyholder amounts. The amounts netted against investment gains and losses are (i) amortization of deferred policy acquisition costs to the extent that such amortization results from investment gains and losses, (ii) adjustments to participating contractholder accounts when amounts equal to such investment gains and losses are applied to the contractholder's accounts, and (iii) adjustments to the policyholder dividend obligation resulting from investment gains and losses. This presentation may not be comparable to presentations made by other insurers.

Net Unrealized Investment Gains

The components of net unrealized investment gains, included in accumulated other comprehensive income, were as follows:

	Years Ended December 31, 2002	2001	2000
	(Dollars in millions)		
Fixed maturities	$7,371	$3,110	$1,677
Equity securities	45	604	744
Derivatives	(24)	71	—
Other invested assets	17	59	58
Total	7,409	3,844	2,479
Amounts allocable to:			
Future policy benefit loss recognition	(1,269)	(30)	(284)
Deferred policy acquisition costs	(559)	(21)	119
Participating contracts	(153)	(127)	(133)
Policyholder dividend obligation	(1,882)	(708)	(385)
Deferred income taxes	(1,264)	(1,079)	(621)
Total	(5,127)	(1,965)	(1,304)
Net unrealized investment gains	$2,282	$1,879	$1,175

The changes in net unrealized investment gains were as follows:

	Years Ended December 31, 2002	2001	2000
	(Dollars in millions)		
Balance at January 1	$1,879	$1,175	$(297)
Unrealized investment gains during the year	3,565	1,365	3,279
Unrealized investment gains (losses) relating to:			
Future policy benefit (loss) gain recognition	(1,239)	254	(35)
Deferred policy acquisition costs	(538)	(140)	(590)
Participating contracts	(26)	6	(15)
Policyholder dividend obligation	(1,174)	(323)	(385)
Deferred income taxes	(185)	(458)	(782)
Balance at December 31	$2,282	$1,879	$1,175
Net change in unrealized investment gains	$ 403	$ 704	$1,472

4. Derivative Instruments

The table below provides a summary of notional amount and fair value of derivative financial instruments held at December 31, 2002 and 2001:

	2002			2001		
	Notional Amount	Fair Value Assets	Fair Value Liabilities	Notional Amount	Fair Value Assets	Fair Value Liabilities
	(Dollars in millions)					
Financial futures	$ 4	$ —	$ —	$ —	$ —	$—
Interest rate swaps	3,866	196	126	1,823	73	9
Floors	325	9	—	325	11	—
Caps	8,040	—	—	7,890	5	—
Financial forwards	1,945	—	12	—	—	—
Foreign currency swaps	2,371	92	181	1,925	188	26
Options	78	9	—	1,880	8	12
Foreign currency forwards	54	—	1	67	4	—
Written covered calls	—	—	—	40	—	—
Credit default swaps	376	2	—	270	—	—
Total contractual commitments	$17,059	$308	$320	$14,220	$289	$47

The following is a reconciliation of the notional amounts by derivative type and strategy at December 31, 2002 and 2001:

	December 31, 2001 Notional Amount	Additions	Terminations/ Maturities	December 31, 2002 Notional Amount
		(Dollars in millions)		
BY DERIVATIVE TYPE				
Financial futures	$ —	$ 760	$ 756	$ 4
Interest rate swaps	1,823	3,005	962	3,866
Floors	325	—	—	325
Caps	7,890	3,870	3,720	8,040
Financial forwards	—	2,945	1,000	1,945
Foreign currency swaps	1,925	760	314	2,371
Options	1,880	55	1,857	78
Foreign currency forwards	67	19	32	54
Written covered calls	40	—	40	—
Credit default swaps	270	121	15	376
Total contractual commitments	$14,220	$11,535	$8,696	$17,059
BY DERIVATIVE STRATEGY				
Liability hedging	$ 8,888	$ 3,937	$3,871	$ 8,954
Invested asset hedging	4,802	4,581	3,972	5,411
Portfolio hedging	530	2,104	—	2,634
Firm commitments and forecasted transactions	—	913	853	60
Total contractual commitments	$14,220	$11,535	$8,696	$17,059

The following table presents the notional amounts of derivative financial instruments by maturity at December 31, 2002:

	Remaining Life				
	One Year or Less	After One Year Through Five Years	After Five Years Through Ten Years	After Ten Years	Total
			(Dollars in millions)		
Financial futures	$ 4	$ —	$ —	$ —	$ 4
Interest rate swaps	64	1,887	1,630	285	3,866
Floors	—	—	325	—	325
Caps	1,120	6,920	—	—	8,040
Financial forwards	1,945	—	—	—	1,945
Foreign currency swaps	88	962	851	470	2,371
Options	3	20	—	55	78
Foreign currency forwards	53	1	—	—	54
Written covered calls	—	—	—	—	—
Credit default swaps	45	331	—	—	376
Total contractual commitments	$3,322	$10,121	$2,806	$810	$17,059

The following table presents the notional amounts and fair values of derivatives by type of hedge designation at December 31, 2002 and 2001:

	2002			2001		
		Fair Value			Fair Value	
	Notional Amount	Assets	Liabilities	Notional Amount	Assets	Liabilities
			(Dollars in millions)			
BY TYPE OF HEDGE						
Fair value	$ 420	$ —	$ 64	$ —	$ —	$—
Cash flow	3,520	69	73	607	61	1
Non qualifying	13,119	239	183	13,613	228	46
Total	$17,059	$308	$320	$14,220	$289	$47

For the years ended December 31, 2002, 2001 and 2000, the Company recognized net investment income of $23 million, $32 million and $13 million, respectively, from the periodic settlement of interest rate and foreign currency swaps.

During the year ended December 31, 2002, the Company recognized $30 million in net investment losses related to qualifying fair value hedges. Accordingly, $34 million of unrealized gains on fair value hedged investments were recognized in net investment gains and losses. There were no derivatives designated as fair value hedges during the year ended December 31, 2001. There were no discontinued hedges during the year ended December 31, 2002.

For the years ended December 31, 2002 and 2001, the amounts accumulated in other comprehensive income relating to cash flow hedges were losses of $24 million and gains of $71 million, respectively. During the year ended December 31, 2002, the Company recognized other comprehensive losses of $142 million relating to the effective portion of cash flow hedges. During the year ended December 31, 2002, $10 million of other comprehensive income and $57 million of other comprehensive losses were reclassified into net investment income and net investment losses, respectively. During the year ended December 31, 2001, $19 million of other comprehensive income was reclassified into net investment income due to the SFAS 133 transition adjustment. Approximately $6 million and $12 million of the losses reported in accumulated other comprehensive income at December 31, 2002 are expected to be reclassified during the year ending December 31, 2003 into net investment income and net investment gains and losses, respectively, as the underlying investments mature or expire according to their original terms.

For the years ended December 31, 2002 and 2001, the Company recognized net investment income of $32 million and $24 million, respectively, and net investment losses of $172 million and net investment gains of $100 million, respectively, from derivatives not qualifying as accounting hedges. The use of these non-speculative derivatives is permitted by the Department.

5. Fair Value Information

The estimated fair values of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

Amounts related to the Company's financial instruments were as follows:

	Notional Amount	Carrying Value	Estimated Fair Value
		(Dollars in millions)	
December 31, 2002			
Assets:			
Fixed maturities		$140,553	$140,553
Equity securities		$ 1,348	$ 1,348
Mortgage loans on real estate		$ 25,086	$ 27,778
Policy loans		$ 8,580	$ 8,580
Short-term investments		$ 1,921	$ 1,921
Cash and cash equivalents		$ 2,323	$ 2,323
Mortgage loan commitments	$ 859	$ —	$ 12
Commitments to fund partnership investments	$1,667	$ —	$ —
Liabilities:			
Policyholder account balances		$ 55,285	$ 55,909
Short-term debt		$ 1,161	$ 1,161
Long-term debt		$ 4,425	$ 4,731
Payable under securities loaned transactions		$ 17,862	$ 17,862
Other:			
Company-obligated mandatorily redeemable securities of subsidiary trusts		$ 1,265	$ 1,337

	Notional Amount	Carrying Value	Estimated Fair Value
		(Dollars in millions)	
December 31, 2001			
Assets:			
Fixed maturities		$115,398	$115,398
Equity securities		$ 3,063	$ 3,063
Mortgage loans on real estate		$ 23,621	$ 24,844
Policy loans		$ 8,272	$ 8,272
Short-term investments		$ 1,203	$ 1,203
Cash and cash equivalents		$ 7,473	$ 7,473
Mortgage loan commitments	$ 532	$ —	$ (4)
Commitments to fund partnership investments	$1,898	$ —	$ —
Liabilities:			
Policyholder account balances		$ 47,977	$ 48,318
Short-term debt		$ 355	$ 355
Long-term debt		$ 3,628	$ 3,685
Payable under securities loaned transactions		$ 12,661	$ 12,661
Other:			
Company-obligated mandatorily redeemable securities of subsidiary trusts		$ 1,256	$ 1,311

The methods and assumptions used to estimate the fair values of financial instruments are summarized as follows:

Fixed Maturities and Equity Securities

The fair value of fixed maturities and equity securities are based upon quotations published by applicable stock exchanges or received from other reliable sources. For securities for which the market values were not readily available, fair values were estimated using quoted market prices of comparable investments.

Mortgage Loans on Real Estate, Mortgage Loan Commitments and Commitments to Fund Partnership Investments

Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, the estimated fair value is the net premium or discount of the commitments. Commitments to fund partnership investments have no stated interest rate and are assumed to have a fair value of zero.

Policy Loans

The carrying values for policy loans approximate fair value.

Cash and Cash Equivalents and Short-term Investments

The carrying values for cash and cash equivalents and short-term investments approximated fair values due to the short-term maturities of these instruments.

Policyholder Account Balances

The fair value of policyholder account balances are estimated by discounting expected future cash flows, based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued.

Short-term and Long-term Debt, Payables Under Securities Loaned Transactions and Company-Obligated Mandatorily Redeemable Securities of Subsidiary Trusts

The fair values of short-term and long-term debt, payables under securities loaned transactions and Company-obligated mandatorily redeemable securities of subsidiary trusts are determined by discounting expected future cash flows, using risk rates currently available for debt with similar terms and remaining maturities.

Derivative Instruments

The fair value of derivative instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, options and written covered calls are based upon quotations obtained from dealers or other reliable sources. See Note 4 for derivative fair value disclosures.

6. Employee Benefit Plans

Pension Benefit and Other Benefit Plans

The Company is both the sponsor and administrator of defined benefit pension plans covering eligible employees and sales representatives of the Company. Retirement benefits are based upon years of credited service and final average earnings history.

The Company also provides certain postemployment benefits and certain postretirement health care and life insurance benefits for retired employees through insurance contracts. Substantially all of the Company's employees may, in accordance with the plans applicable to the postretirement benefits, become eligible for these benefits if they attain retirement age, with sufficient service, while working for the Company.

	December 31,			
	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
	(Dollars in millions)			
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$4,426	$4,145	$1,669	$1,542
Service cost	105	104	36	34
Interest cost	308	308	123	115
Acquisitions and divestitures	(73)	(12)	—	—
Actuarial losses	312	169	342	66
Curtailments and terminations	(3)	(49)	(2)	9
Change in benefits	—	29	(168)	—
Benefits paid	(290)	(268)	(122)	(97)
Projected benefit obligation at end of year	4,785	4,426	1,878	1,669
Change in plan assets:				
Contract value of plan assets at beginning of year	4,161	4,619	1,169	1,318
Actual return on plan assets	(179)	(201)	(92)	(49)
Acquisitions and divestitures	(67)	(12)	—	—
Employer and participant contributions	428	23	1	1
Benefits paid	(290)	(268)	(113)	(101)
Contract value of plan assets at end of year	4,053	4,161	965	1,169
Under funded	(732)	(265)	(913)	(500)
Unrecognized net actuarial losses (gains)	1,507	693	262	(258)
Unrecognized prior service cost	101	116	(208)	(49)
Prepaid (accrued) benefit cost	$ 876	$ 544	$ (859)	$ (807)
Qualified plan prepaid pension cost	$1,171	$ 805		
Non-qualified plan accrued pension cost	(341)	(323)		
Unamortized prior service cost	—	16		
Accumulated other comprehensive loss	46	46		
Prepaid benefit cost	$ 876	$ 544		

The aggregate projected benefit obligation and aggregate contract value of plan assets for the pension plans were as follows:

	Qualified Plan		Non-Qualified Plan		Total	
	2002	2001	2002	2001	2002	2001
	(Dollars in millions)					
Aggregate projected benefit obligation	$(4,311)	$(4,006)	$(474)	$(420)	$(4,785)	$(4,426)
Aggregate contract value of plan assets (principally Company contracts)	4,053	4,161	—	—	4,053	4,161
(Under) over funded	$ (258)	$ 155	$(474)	$(420)	$ (732)	$ (265)

The assumptions used in determining the aggregate projected benefit obligation and aggregate contract value for the pension and other benefits were as follows:

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
Weighted average assumptions at December 31:				
Discount rate	4% – 9.5%	4% – 7.4%	6.5% – 7.25%	6% – 7.4%
Expected rate of return on plan assets	4% – 10%	4% – 9%	5.2% – 9%	6% – 9%
Rate of compensation increase	2% – 8%	2% – 8.5%	N/A	N/A

For the largest of the plans sponsored by the Company (the Metropolitan Life Retirement Plan for United States Employees, with a projected benefit obligation of $4.3 billion or 98.6% of all qualified plans at December 31, 2002), the discount rate, expected rate of return on plan assets, and the range of rates of future compensation increases used in that plan's valuation at December 31, 2002 were 6.75%, 9% and 4% to 8%, respectively. The discount rate is based on the yield of a hypothetical portfolio of high-quality debt instruments available on the valuation date, which would provide the necessary future cash flows to pay the aggregate projected benefit obligation when due. The expected rate of return on plan assets is based on anticipated performance of the various asset sectors, which the plan invests in, inflation expectations and long-term historical returns of the plan assets as well as other factors. The expected rate of return on plan assets for use in that plan's valuation in 2003 is currently anticipated to be 8.5%. The discount rate of 4% and 9.5% and the expected rate of return on plan assets of 4% and 10% are attributable to the Company's international subsidiaries in Taiwan and Mexico, respectively. The rate of compensation increase of 2% in 2002 and 2001 is attributable to the Company's subsidiary in Taiwan. These rates are indicative of the economic environments in those countries.

The assumed health care cost trend rates used in measuring the accumulated nonpension postretirement benefit obligation were as follows:

	December 31,	
	2002	2001
Pre-Medicare eligible claims	9% down to 5% in 2010	9.5% down to 5% in 2010
Medicare eligible claims	11% down to 5% in 2014	11.5% down to 5% in 2014

Assumed health care cost trend rates may have a significant effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One Percent Increase	One Percent Decrease
	(Dollars in millions)	
Effect on total of service and interest cost components	$ 10	$ 10
Effect on accumulated postretirement benefit obligation	$ 90	$ 88

The components of net periodic benefit cost were as follows:

	Pension Benefits			Other Benefits		
	2002	2001	2000	2002	2001	2000
	(Dollars in millions)					
Service cost	$ 105	$ 104	$ 98	$ 36	$ 34	$ 29
Interest cost	308	308	291	123	115	113
Expected return on plan assets	(356)	(402)	(420)	(93)	(108)	(97)
Amortization of prior actuarial losses (gains)	33	(2)	(19)	(9)	(27)	(22)
Curtailment cost (credit)	11	21	(3)	4	6	2
Net periodic benefit cost (credit)	$ 101	$ 29	$ (53)	$ 61	$ 20	$ 25

Savings and Investment Plans

The Company sponsors savings and investment plans for substantially all employees under which the Company matches a portion of employee contributions. The Company contributed $49 million, $55 million and $65 million for the years ended December 31, 2002, 2001 and 2000, respectively.

7. Closed Block

On the date of demutualization, Metropolitan Life established a closed block for the benefit of holders of certain individual life insurance policies of Metropolitan Life. Assets have been allocated to the closed block in an amount that has been determined to produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies, including, but not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect for 1999, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. At least annually, the Company compares actual and projected experience against the experience assumed in the then-current dividend scales. Dividend scales are adjusted periodically to give effect to changes in experience.

The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect for 1999 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in-force. The expected life of the closed block is over 100 years.

The Company uses the same accounting principles to account for the participating policies included in the closed block as it used prior to the date of demutualization. However, the Company establishes a policyholder dividend obligation for earnings that will be paid to policyholders as additional dividends as described below. The excess of closed block liabilities over closed block assets at the effective date of the demutualization (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income) represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in-force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block is greater than the expected cumulative earnings of the closed block, the Company will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block and, accordingly, will recognize only the expected cumulative earnings in income with the excess recorded as a policyholder dividend obligation. If over such period, the actual cumulative earnings of the closed block is less than the expected cumulative earnings of the closed block, the Company will recognize only the actual earnings in income. However, the Company may change policyholder dividend scales in the future, which would be intended to increase future actual earnings until the actual cumulative earnings equal the expected cumulative earnings. Amounts reported for the period after demutualization are as of April 1, 2000 and for the period beginning on April 1, 2000 (the effect of transactions from April 1, 2000 through April 6, 2000 is not considered material).

Closed block liabilities and assets designated to the closed block are as follows:

	December 31,	
	2002	2001
	(Dollars in millions)	
CLOSED BLOCK LIABILITIES		
Future policy benefits	$41,207	$40,325
Other policyholder funds	279	321
Policyholder dividends payable	719	757
Policyholder dividend obligation	1,882	708
Payables under securities loaned transactions	4,851	3,350
Other liabilities	433	90
Total closed block liabilities	49,371	45,551
ASSETS DESIGNATED TO THE CLOSED BLOCK		
Investments:		
Fixed maturities available-for-sale, at fair value (amortized cost: $28,334 and $25,761, respectively)	29,981	26,331
Equity securities, at fair value (amortized cost: $236 and $240, respectively)	218	282
Mortgage loans on real estate	7,032	6,358
Policy loans	3,988	3,898
Short-term investments	24	170
Other invested assets	604	159
Total investments	41,847	37,198
Cash and cash equivalents	435	1,119
Accrued investment income	540	550
Deferred income taxes	1,151	1,060
Premiums and other receivables	130	244
Total assets designated to the closed block	44,103	40,171
Excess of closed block liabilities over assets designated to the closed block	5,268	5,380
Amounts included in accumulated other comprehensive loss:		
Net unrealized investment gains, net of deferred income tax of $577 and $219, respectively	1,047	389
Unrealized derivative gains, net of deferred income tax of $7 and $9, respectively	13	17
Allocated to policyholder dividend obligation, net of deferred income tax of $668 and $255, respectively	(1,214)	(453)
	(154)	(47)
Maximum future earnings to be recognized from closed block assets and liabilities	$ 5,114	$ 5,333

Information regarding the policyholder dividend obligation is as follows:

	Years Ended December 31, 2002	Years Ended December 31, 2001	For the Period April 7, 2000 through December 31, 2000
	(Dollars in millions)		
Balance at beginning of period	$ 708	$ 385	$ —
Impact on net income before amounts allocable to policyholder dividend obligation	157	159	85
Net investment losses	(157)	(159)	(85)
Change in unrealized investment and derivative gains	1,174	323	385
Balance at end of period	$1,882	$ 708	$385

Closed block revenues and expenses were as follows:

	Years Ended December 31, 2002	Years Ended December 31, 2001	For the Period April 7, 2000 through December 31, 2000
	(Dollars in millions)		
REVENUES			
Premiums	$3,551	$3,658	$2,900
Net investment income and other revenues	2,568	2,555	1,789
Net investment gains (losses) (net of amounts allocable to the policyholder dividend obligation of ($157), ($159) and ($85), respectively)	168	(20)	(150)
Total revenues	6,287	6,193	4,539
EXPENSES			
Policyholder benefits and claims	3,770	3,862	2,874
Policyholder dividends	1,573	1,544	1,132
Change in policyholder dividend obligation (excludes amounts directly related to net investment losses of ($157), ($159) and ($85), respectively)	157	159	85
Other expenses	310	352	265
Total expenses	5,810	5,917	4,356
Revenues net of expenses before income taxes	477	276	183
Income taxes	173	97	67
Revenues net of expenses and income taxes	$ 304	$ 179	$ 116

The change in maximum future earnings of the closed block was as follows:

	Years Ended December 31, 2002	Years Ended December 31, 2001	For the Period April 7, 2000 through December 31, 2000
	(Dollars in millions)		
Balance at the end of period	$5,114	$5,333	$5,512
Less:			
Reallocation of assets	85	—	—
Balance at beginning of period	5,333	5,512	5,628
Change during period	$ (304)	$ (179)	$ (116)

During the year ended December 31, 2002, the allocation of assets to the closed block was revised to appropriately classify assets in accordance with the plan of demutualization. The reallocation of assets had no impact on consolidated assets or liabilities.

Metropolitan Life charges the closed block with federal income taxes, state and local premium taxes, and other additive state or local taxes, as well as investment management expenses relating to the closed block as provided in the plan of demutualization. Metropolitan Life also charges the closed block for expenses of maintaining the policies included in the closed block.

Many of the derivative instrument strategies used by the Company are also used for the closed block. The table below provides a summary of the notional amount and fair value of derivatives by hedge accounting classification at:

	December 31, 2002			December 31, 2001		
	Notional Amount	Fair Value Assets	Fair Value Liabilities	Notional Amount	Fair Value Assets	Fair Value Liabilities
	(Dollars in millions)					
By Type of Hedge						
Fair value	$ —	$—	$—	$ —	$—	$—
Cash flow	128	2	11	171	22	—
Non-qualifying	258	32	2	112	13	5
Total	$386	$34	$13	$283	$35	$ 5

The amounts accumulated in other comprehensive loss relating to cash flow hedges were gains of $21 million for both the years ended December 31, 2002 and 2001. During the year ended December 31, 2002, the Company recognized other comprehensive gains of $4 million relating to the effective portion of cash flow hedges. Reclassifications are recognized over the life of the hedged item. During the year ended December 31, 2002, $4 million of other comprehensive loss was reclassified into net investment income. Approximately $3 million of the gains reported in accumulated other comprehensive loss is expected to be reclassified into net investment income during the year ending December 31, 2003, as the underlying investments mature or expire according to their original terms.

For the years ended December 31, 2002 and 2001, the Company recognized net investment losses of $11 million and net investment gains of $5 million, respectively, from derivatives not qualifying as accounting hedges. The use of these non-speculative derivatives is permitted by the Department.

The cumulative effect of the adoption of SFAS 133, as of January 1, 2001, resulted in $11 million of other comprehensive income, net of income taxes of $6 million.

8. Separate Accounts

Separate accounts include two categories of account types: non-guaranteed separate accounts totaling $44,925 million and $48,912 million at December 31, 2002 and 2001, respectively, for which the policyholder assumes the investment risk, and guaranteed separate accounts totaling $14,768 million and $13,802 million at December 31, 2002 and 2001, respectively, for which the Company contractually guarantees either a minimum return or account value to the policyholder.

Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $544 million, $564 million and $667 million for the years ended December 31, 2002, 2001 and 2000, respectively. Guaranteed separate accounts consisted primarily of Met Managed Guaranteed Interest Contracts and participating close out contracts. The average interest rates credited on these contracts were 4.8% and 7.0% at December 31, 2002 and 2001, respectively. The assets that support these liabilities were comprised of $12,536 million and $11,888 million in fixed maturities at December 31, 2002 and 2001, respectively. The portfolios are segregated from other investments and are managed to minimize liquidity and interest rate risk. In order to minimize the risk of early withdrawals to invest in instruments yielding a higher return, these investment products carry a graded surrender charge as well as a market value adjustment.

9. Debt

Debt consisted of the following:

	December 31,	
	2002	2001
	(Dollars in millions)	
Senior notes, interest rates ranging from 5.25% to 7.25%, maturity dates ranging from 2006 to 2032	$2,539	$1,546
Surplus notes, interest rates ranging from 6.30% to 7.88%, maturity dates ranging from 2003 to 2025	1,632	1,630
Investment related exchangeable debt, interest rate of 4.90%	—	195
Fixed rate notes, interest rates ranging from 2.97% to 12.00%, maturity dates ranging from 2003 to 2019	83	87
Capital lease obligations	21	23
Other notes with varying interest rates	150	147
Total long-term debt	4,425	3,628
Total short-term debt	1,161	355
Total	$5,586	$3,983

The Company maintains committed and unsecured credit facilities aggregating $2,434 million ($1,140 million expiring in 2003 and $1,294 million expiring in 2005). If these facilities were drawn upon, they would bear interest at rates stated in the agreements. The facilities can be used for general corporate purposes and also provide support for the Company's commercial paper program. At December 31, 2002, the Company had drawn approximately $28 million under the facilities expiring in 2005 at interest rates ranging from 4.39% to 5.57%. At December 31, 2002, the Company had approximately $625 million in letters of credit from various banks.

Payments of interest and principal on the surplus notes, subordinated to all other indebtedness, may be made only with the prior approval of the insurance department of the state of domicile. Subject to the prior approval of the Superintendent, the $300 million 7.45% surplus notes due 2023 may be redeemed, in whole or in part, at the election of Metropolitan Life at any time on or after November 1, 2003 and, if redeemed prior to November 2013, would include a premium.

The investment-related exchangeable debt instrument is payable in cash or by delivery of an underlying security owned by the Company. The amount of the debt payable at maturity is greater than the principal of the debt if the market value of the underlying security appreciates above certain levels at the date of debt repayment as compared to the market value of the underlying security at the date of debt issuance. At December 31, 2001, the underlying security pledged as collateral had a market value of $240 million.

The aggregate maturities of long-term debt for the Company are $448 million in 2003, $12 million in 2004, $395 million in 2005, $601 million in 2006, $4 million in 2007 and $2,965 million thereafter.

Short-term debt of the Company consisted of commercial paper with a weighted average interest rate of 1.5% and a weighted average maturity of 74 days at December 31, 2002. Short-term debt of the Company consisted of commercial paper with a weighted average interest rate of 2.1% and a weighted average maturity of 87 days at December 31, 2001. The Company also has other collateralized borrowings with a weighted average coupon rate of 5.83% and a weighted average maturity of 34 days at December 31, 2002. Such securities had a weighted average coupon rate of 7.25% and a weighted average maturity of 30 days at December 31, 2001.

Interest expense related to the Company's indebtedness included in other expenses was $288 million, $252 million and $377 million for the years ended December 31, 2002, 2001 and 2000, respectively.

10. Company-Obligated Mandatorily Redeemable Securities of Subsidiary Trusts

MetLife Capital Trust I. In April 2000, MetLife Capital Trust I, a Delaware statutory business trust wholly-owned by the Holding Company, issued 20,125,000 8.00% equity security units ("units"). Each unit consists of (i) a purchase contract under which the holder agrees to purchase, for $50.00, shares of common stock of the Holding Company on May 15, 2003 (59,771,250 shares at December 31, 2002 and 2001 based on the average market price at December 31, 2002 and 2001) and (ii) a capital security, with a stated liquidation amount of $50.00 and mandatorily redeemable on May 15, 2005. The number of shares to be purchased at such date will be determined based on the average trading price of the Holding Company's common stock. The proceeds from the sale of the units were used to acquire $1,006 million 8.00% debentures of the Holding Company ("MetLife debentures"). The capital securities represent undivided beneficial ownership interests in MetLife Capital Trust I's assets, which consist solely of the MetLife debentures. These securities are pledged to collateralize the obligations of the unit holder under the related purchase contracts. Holders of the capital securities are entitled to receive cumulative cash distributions accruing from April 2000 and payable quarterly in arrears commencing August 15, 2000 at an annual rate of 8.00%. The Holding Company irrevocably guarantee, on a senior and unsecured basis, the payment in full of distributions on the capital securities and the stated liquidation amount of the capital securities, in each case to the extent of available trust funds. Holders of the capital securities generally have no voting rights. Capital securities outstanding were $988 million and $980 million, net of unamortized discounts of $18 million and $26 million, at December 31, 2002 and 2001, respectively.

The MetLife debentures bear interest at an annual rate of 8.00% of the principal amount, payable quarterly in arrears commencing August 15, 2000 and mature on May 15, 2005. These debentures are unsecured. The Holding Company's right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation, reorganization or otherwise, is subject to the prior claims of creditors of the subsidiary, except to the extent the Holding Company may be recognized as a creditor of that subsidiary. Accordingly, the Holding Company's obligations under the debentures are effectively subordinated to all existing and future liabilities of its subsidiaries. Interest expense on the capital securities is included in other expenses and was $81 million, $81 million and $59 million for the years ended December 31, 2002, 2001 and 2000, respectively.

In February 2003, the Company dissolved MetLife Capital Trust I, distributed the MetLife debentures to the holders of the capital securities in exchange for the capital securities and the interest rate on the MetLife debentures was reset in connection with the remarketing of the debentures. See Note 23.

GenAmerica Capital I. In June 1997, GenAmerica Corporation ("GenAmerica") issued $125 million of 8.525% capital securities through a wholly-owned subsidiary trust, GenAmerica Capital I. GenAmerica has fully and unconditionally guaranteed, on a subordinated basis, the obligation of the trust under the capital securities and is obligated to mandatorily redeem the securities on June 30, 2027. GenAmerica may prepay the securities any time after June 30, 2007. Capital securities outstanding were $119 million and $118 million, net of unamortized discounts of $6 million and $7 million, at December 31, 2002 and 2001, respectively. Interest expense on these instruments is included in other expenses and was $11 million for each of the years ended December 31, 2002, 2001 and 2000.

RGA Capital Trust I. In December 2001, a subsidiary of the Company, RGA, through its wholly-owned trust RGA Capital Trust I (the "Trust") issued 4,500,000 Preferred Income Equity Redeemable Securities ("PIERS") Units. Each PIERS unit consists of (i) a preferred security issued by the Trust, having a stated liquidation amount of $50 per unit, representing an undivided beneficial ownership interest in the assets of the Trust, which consist solely of junior subordinated debentures issued by RGA which have a principal amount at maturity of $50 and a stated maturity of March 18, 2051, and (ii) a warrant to purchase, at any time prior to December 15, 2050, 1.2508 shares of RGA stock at an exercise price of $50. The fair market value of the warrant on the issuance date was $14.87 and is detachable from the preferred security. RGA fully and unconditionally guarantees, on a subordinated basis, the obligations of the Trust under the preferred securities. The preferred securities and subordinated debentures were issued at a discount (original issue discount) to the face or liquidation value of $14.87 per security. The securities will accrete to their $50 face/liquidation value over the life of the security on a level yield basis. The weighted average effective interest rate on the preferred securities and the subordinated debentures is 8.25% per annum. Capital securities outstanding were $158 million, net of unamortized discount of $67 million, at both December 31, 2002 and 2001.

11. Commitments, Contingencies and Guarantees

Litigation

Sales Practices Claims

Over the past several years, Metropolitan Life, New England Mutual Life Insurance Company ("New England Mutual") and General American Life Insurance Company ("General American") have faced numerous claims, including class action lawsuits, alleging improper marketing and sales of individual life insurance policies or annuities. These lawsuits are generally referred to as "sales practices claims."

In December 1999, a federal court approved a settlement resolving sales practices claims on behalf of a class of owners of permanent life insurance policies and annuity contracts or certificates issued pursuant to individual sales in the United States by Metropolitan Life, Metropolitan Insurance and Annuity Company or Metropolitan Tower Life Insurance Company between January 1, 1982 and December 31, 1997. The class includes owners of approximately six million in-force or terminated insurance policies and approximately one million in-force or terminated annuity contracts or certificates.

Similar sales practices class actions against New England Mutual, with which Metropolitan Life merged in 1996, and General American, which was acquired in 2000, have been settled. In October 2000, a federal court approved a settlement resolving sales practices claims on behalf of a class of owners of permanent life insurance policies issued by New England Mutual between January 1, 1983 through August 31, 1996. The class includes owners of approximately 600,000 in-force or terminated policies. A federal court has approved a settlement resolving sales practices claims on behalf of a class of owners of permanent life insurance policies issued by General American between January 1, 1982 through December 31, 1996. An appellate court has affirmed the order approving the settlement. The class includes owners of approximately 250,000 in-force or terminated policies. Implementation of the General American class action settlement is proceeding.

Certain class members have opted out of the class action settlements noted above and have brought or continued non-class action sales practices lawsuits. In addition, other sales practices lawsuits have been brought. As of December 31, 2002, there are approximately 420 sales practices lawsuits pending against Metropolitan Life, approximately 60 sales practices lawsuits pending against New England Mutual and approximately 35 sales practices lawsuits pending against General American. Metropolitan Life, New England Mutual and General American continue to defend themselves vigorously against these lawsuits. Some individual sales practices claims have been resolved through settlement, won by dispositive motions, or, in a few instances, have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance may be commenced in the future.

The Metropolitan Life class action settlement did not resolve two putative class actions involving sales practices claims filed against Metropolitan Life in Canada, and these actions remain pending. In March 2002, a purported class action complaint was filed in a federal court in Kansas by S-G Metals Industries, Inc. against New England Mutual. The complaint seeks certification of a class on behalf of corporations and banks that purchased participating life insurance policies, as well as persons who purchased participating policies for use in pension plans or through work site marketing. These policyholders were not part of the New England Mutual class action settlement noted above. The action was transferred to a federal court in Massachusetts. New England Mutual moved to dismiss the case and in November 2002, the federal district court dismissed the case. S-G Metals has filed a notice of appeal. New England Mutual intends to continue to defend itself vigorously against the case.

The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices claims against Metropolitan Life, New England Mutual and General American.

Regulatory authorities in a small number of states have had investigations or inquiries relating to Metropolitan Life's, New England Mutual's or General American's sales of individual life insurance policies or annuities. Over the past several years, these and a number of investigations by other regulatory authorities were resolved for monetary payments and certain other relief. The Company may continue to resolve investigations in a similar manner.

Asbestos-Related Claims

Metropolitan Life is a defendant in thousands of lawsuits seeking compensatory and punitive damages for personal injuries allegedly caused by exposure to asbestos or asbestos-containing products. Metropolitan Life has never engaged in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products nor has Metropolitan Life issued liability or workers' compensation insurance to companies in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products. Rather, these lawsuits have principally been based upon allegations relating to certain research, publication and other activities of one or more of Metropolitan Life's employees during the period from the 1920's through approximately the 1950's and alleging that Metropolitan Life learned or should have learned of certain health risks posed by asbestos and, among other things, improperly publicized or failed to disclose those health risks. Metropolitan Life believes that it should not have legal liability in such cases.

Legal theories asserted against Metropolitan Life have included negligence, intentional tort claims and conspiracy claims concerning the health risks associated with asbestos. Although Metropolitan Life believes it has meritorious defenses to these claims, and has not suffered any adverse monetary judgments in respect of these claims, due to the risks and expenses of litigation, almost all past cases have been resolved by settlements. Metropolitan Life's defenses (beyond denial of certain factual allegations) to plaintiffs' claims include that: (i) Metropolitan Life owed no duty to the plaintiffs — it had no special relationship with the plaintiffs and did not manufacture, produce, distribute or sell the asbestos products that allegedly injured plaintiffs; (ii) plaintiffs cannot demonstrate justifiable detrimental reliance; and (iii) plaintiffs cannot demonstrate proximate causation. In defending asbestos cases, Metropolitan Life selects various strategies depending upon the jurisdictions in which such cases are brought and other factors which, in Metropolitan Life's judgment, best protect Metropolitan Life's interests. Strategies include seeking to settle or compromise claims, motions challenging the legal or factual basis for such claims or defending on the merits at trial. In early 2002 and in early 2003, two trial courts granted motions dismissing claims against Metropolitan Life on some or all of the above grounds. Other courts have denied motions brought by Metropolitan Life to dismiss cases without the necessity of trial. There can be no assurance that Metropolitan Life will receive favorable decisions on motions in the future. Metropolitan Life intends to continue to exercise its best judgment regarding settlement or defense of such cases, including when trials of these cases are appropriate.

The following table sets forth the total number of asbestos personal injury claims pending against Metropolitan Life as of the dates indicated, the number of new claims during the years ended on those dates and the total settlement payments made to resolve asbestos personal injury claims during those years:

	At or for the years ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Asbestos personal injury claims at year end (approximate)	106,500	89,000	73,000
Number of new claims during the year (approximate)	66,000	59,500	54,500
Settlement payments during the year(1)	$ 95.1	$ 90.7	$ 71.1

(1) Settlement payments represent payments made by Metropolitan Life during the year in connection with settlements made in that year and in prior years. Amounts do not include Metropolitan Life's attorneys' fees and expenses and do not reflect amounts received from insurance carriers.

During the fourth quarter of 2002, Metropolitan Life analyzed its claims experience and reviewed external publications and numerous variables to identify trends and assessed their impact on its recorded asbestos liability. Certain publications suggest a trend towards more asbestos-related claims and a greater awareness of asbestos litigation generally by potential plaintiffs and plaintiffs' lawyers. Plaintiffs' lawyers continue to advertise heavily with respect to asbestos litigation. Bankruptcies and reorganizations of other defendants in asbestos litigation may increase the pressures on remaining defendants, including Metropolitan Life. Through the first nine months of 2002, the number of new claims received by Metropolitan Life was lower than those received during the comparable 2001 period. However, the number of new claims received by Metropolitan Life during the fourth quarter of 2002 was significantly higher than those received in the prior year quarter, resulting in more new claims being received by Metropolitan Life in 2002 than in 2001. Factors considered also included expected trends in filing cases, the dates of initial exposure of plaintiffs to asbestos, the likely percentage of total asbestos claims which included Metropolitan Life as a defendant and experience in claims settlement negotiations.

Metropolitan Life also considered views derived from actuarial calculations it made in the fourth quarter of 2002. These calculations were made using, among other things, current information regarding Metropolitan Life's claims and settlement experience, information available in public reports, as well as a study regarding the possible future incidence of mesothelioma. Based on all of the above information, including greater than expected claims experience over the last three years, Metropolitan Life expects to receive more claims in the future than it had previously expected. Previously,

Metropolitan Life's liability reflected that the increase in asbestos-related claims was a result of an acceleration in the reporting of such claims; the liability now reflects that such an increase is also the result of an increase in the total number of asbestos-related claims expected to be received by Metropolitan Life. Accordingly, Metropolitan Life increased its recorded liability for asbestos-related claims by $402 million from approximately $820 million to $1,225 million at December 31, 2002. This total recorded asbestos-related liability (after the self-insured retention) is within the coverage of the excess insurance policies discussed below.

During 1998, Metropolitan Life paid $878 million in premiums for excess insurance policies for asbestos-related claims. The excess insurance policies for asbestos-related claims provide for recovery of losses up to $1,500 million, which is in excess of a $400 million self-insured retention. The asbestos-related policies are also subject to annual and per-claim sublimits. Amounts are recoverable under the policies annually with respect to claims paid during the prior calendar year. Although amounts paid by Metropolitan Life in any given year that may be recoverable in the next calendar year under the policies will be reflected as a reduction in the Company's operating cash flows for the year in which they are paid, management believes that the payments will not have a material adverse effect on the Company's liquidity.

Each asbestos-related policy contains an experience fund and a reference fund that provides for payments to Metropolitan Life at the commutation date if the reference fund is greater than zero at commutation or pro rata reductions from time to time in the loss reimbursements to Metropolitan Life if the cumulative return on the reference fund is less than the return specified in the experience fund. The return in the reference fund is tied to performance of the Standard & Poor's 500 Index and the Lehman Brothers Aggregate Bond Index. A claim will be made under the excess insurance policies in 2003 for the amounts paid with respect to asbestos litigation in excess of the retention. Based on performance of the reference fund, at December 31, 2002, the loss reimbursements to Metropolitan Life in 2003 and the recoverable with respect to later periods will be $42 million less than the amount of the recorded losses. Such foregone loss reimbursements may be recovered upon commutation depending upon future performance of the reference fund. The foregone loss reimbursements are estimated to be $9 million with respect to 2002 claims and $42 million in the aggregate.

The $402 million increase in the recorded liability for asbestos claims less the foregone loss reimbursement adjustment of $42 million ($27 million, net of income tax) resulted in an increase in the recoverable of $360 million. At December 31, 2002, a portion ($136 million) of the $360 million recoverable was recognized in income while the remainder ($224 million) was recorded as a deferred gain which is expected to be recognized in income in the future over the estimated settlement period of the excess insurance policies. The $402 million increase in the recorded liability, less the portion of the recoverable recognized in income, resulted in a net expense of $266 million ($169 million, net of income tax). The $360 million recoverable may change depending on the future performance of the Standard & Poor's 500 Index and the Lehman Brothers Aggregate Bond Index.

As a result of the excess insurance policies, $1,237 million is recorded as a recoverable at December 31, 2002 ($224 million of which is recorded as a deferred gain as mentioned above); the amount includes recoveries expected to be obtained in 2003 for amounts paid in 2002. If at some point in the future, the Company believes the liability for probable and estimable losses for asbestos-related claims should be increased, an expense would be recorded and the insurance recoverable would be adjusted subject to the terms, conditions and limits of the excess insurance policies. Portions of the change in the insurance recoverable would be recorded as a deferred gain and amortized into income over the estimated remaining settlement period of the insurance policies.

The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for asbestos-related claims. The ability of Metropolitan Life to estimate its ultimate asbestos exposure is subject to considerable uncertainty due to numerous factors. The availability of data is limited and it is difficult to predict with any certainty numerous variables that can affect liability estimates, including the number of future claims, the cost to resolve claims, the disease mix and severity of disease, the jurisdiction of claims filed, tort reform efforts and the impact of any possible future adverse verdicts and their amounts.

Recent bankruptcies of other companies involved in asbestos litigation, as well as advertising by plaintiffs' asbestos lawyers, may be resulting in an increase in the number of claims and the cost of resolving claims, as well as the number of trials and possible adverse verdicts Metropolitan Life may experience. Plaintiffs are seeking additional funds from defendants, including Metropolitan Life, in light of such recent bankruptcies by certain other defendants. It is likely that bills will be introduced in 2003 in the United States Congress to reform asbestos litigation. While the Company strongly supports reform efforts, there can be no assurance that legislative reforms will be enacted. Metropolitan Life will continue to study its claims experience, review external literature regarding asbestos claims experience in the United States and consider numerous variables that can affect its asbestos liability exposure, including bankruptcies of other companies involved in asbestos litigation and legislative and judicial developments, to identify trends and to assess their impact on the recorded asbestos liability.

The number of asbestos cases that may be brought or the aggregate amount of any liability that Metropolitan Life may ultimately incur is uncertain. Accordingly, it is reasonably possible that the Company's total exposure to asbestos claims may be greater than the liability recorded by the Company in its consolidated financial statements and that future charges to income may be necessary. While the potential future charges could be material in particular quarterly or annual periods in which they are recorded, based on information currently known by management, it does not believe any such charges are likely to have a material adverse effect on the Company's consolidated financial position.

Property and Casualty Actions

Purported class action suits involving claims by policyholders for the alleged diminished value of automobiles after accident-related repairs have been filed in Rhode Island, Texas, Georgia and Tennessee against Metropolitan Property and Casualty Insurance Company. Rhode Island and Texas trial courts denied plaintiffs' motions for class certification and a hearing on plaintiffs' motion in Tennessee for class certification is to be scheduled. A settlement has been reached in the Georgia class action; the Company determined to settle the case in light of a Georgia Supreme Court decision involving another insurer. The settlement is being implemented. A purported class action has been filed against Metropolitan Property and Casualty Insurance Company's subsidiary, Metropolitan Casualty Insurance Company, in Florida. The complaint alleges breach of contract and unfair trade practices with respect to allowing the use of parts not made by the original manufacturer to repair damaged automobiles. Discovery is ongoing and a motion for class certification is pending. Total loss valuation methods are the subject of national class actions involving other insurance companies. A Pennsylvania state court purported class action lawsuit filed in 2001 alleges that Metropolitan Property and Casualty Insurance Company improperly took depreciation on partial homeowner losses where the insured replaced the covered item. The court has dismissed the action. An appeal has been filed. Metropolitan Property and Casualty Insurance Company and Metropolitan Casualty Insurance Company are vigorously defending themselves against these lawsuits.

Demutualization Actions

Several lawsuits were brought in 2000 challenging the fairness of Metropolitan Life's plan of reorganization and the adequacy and accuracy of Metropolitan Life's disclosure to policyholders regarding the plan. These actions name as defendants some or all of Metropolitan Life, the Holding Company, the individual directors, the Superintendent and the underwriters for MetLife, Inc.'s initial public offering, Goldman, Sachs & Company and Credit Suisse First Boston. Five purported class actions pending in the New York state court in New York County were consolidated within the commercial part. In addition, there remained a separate purported class action in New York state court in New York County. Another purported class action in New York state court in Kings County has been voluntarily held in abeyance by plaintiffs. The plaintiffs in the state court class actions seek injunctive, declaratory and compensatory relief, as well as an accounting and, in some instances, punitive damages. Some of the plaintiffs in the above described actions also have brought a proceeding under Article 78 of New York's Civil Practice Law and Rules challenging the Opinion and Decision of the Superintendent who approved the plan. In this proceeding, petitioners seek to vacate the Superintendent's Opinion and Decision and enjoin him from granting final approval of the plan. This case also is being held in abeyance by plaintiffs. Another purported class action was filed in New York state court in New York County on behalf of a purported class of beneficiaries of Metropolitan Life annuities purchased to fund structured settlements claiming that the class members should have received common stock or cash in connection with the demutualization. Metropolitan Life's motion to dismiss this case was granted in a decision filed on October 31, 2002. Plaintiff has withdrawn her notice of appeal. Three purported class actions were filed in the United States District Court for the Eastern District of New York claiming violation of the Securities Act of 1933. The plaintiffs in these actions, which have been consolidated, claim that the Policyholder Information Booklets relating to the plan failed to disclose certain material facts and seek rescission and compensatory damages. Metropolitan Life's motion to dismiss these three cases was denied in 2001. On February 4, 2003, plaintiffs filed a consolidated amended complaint adding a fraud claim under the Securities Exchange Act of 1934. A purported class action also was filed in the United States District Court for the Southern District of New York seeking damages from Metropolitan Life and the Holding Company for alleged violations of various provisions of the Constitution of the United States in connection with the plan of reorganization. In 2001, pursuant to a motion to dismiss filed by Metropolitan Life, this case was dismissed by the District Court. In January 2003, the United States Court of Appeals for the Second Circuit affirmed the dismissal. Metropolitan Life, the Holding Company and the individual defendants believe they have meritorious defenses to the plaintiffs' claims and are contesting vigorously all of the plaintiffs' claims in these actions.

In 2001, a lawsuit was filed in the Superior Court of Justice, Ontario, Canada on behalf of a proposed class of certain former Canadian policyholders against the Holding Company, Metropolitan Life, and Metropolitan Life Insurance Company of Canada. Plaintiffs' allegations concern the way that their policies were treated in connection with the demutualization of Metropolitan Life; they seek damages, declarations, and other non-pecuniary relief. The defendants believe they have meritorious defenses to the plaintiffs' claims and will contest vigorously all of plaintiffs' claims in this matter.

In July 2002, a lawsuit was filed in the United States District Court for the Eastern District of Texas on behalf of a proposed class comprised of the settlement class in the Metropolitan Life sales practices class action settlement approved in December 1999 by the United States District Court for the Western District of Pennsylvania. The Holding Company, Metropolitan Life, the trustee of the policyholder trust, and certain present and former individual directors and officers of Metropolitan Life are named as defendants. Plaintiffs' allegations concern the treatment of the cost of the settlement in connection with the demutualization of Metropolitan Life and the adequacy and accuracy of the disclosure, particularly with respect to those costs. Plaintiffs seek compensatory, treble and punitive damages, as well as attorneys' fees and costs. The defendants' motion to transfer the lawsuit to the Western District of Pennsylvania was granted on February 14, 2003. The defendants' motion to dismiss is pending. Plaintiffs have filed a motion for class certification which the Texas court has adjourned. The defendants believe they have meritorious defenses to the plaintiffs' claims and will contest them vigorously.

Race-Conscious Underwriting Claims

Insurance Departments in a number of states initiated inquiries in 2000 about possible race-conscious underwriting of life insurance. These inquiries generally have been directed to all life insurers licensed in their respective states, including Metropolitan Life and certain of its affiliates. The New York Insurance Department has concluded its examination of Metropolitan Life concerning possible past race-conscious underwriting practices. Metropolitan Life has cooperated fully with that inquiry. Four purported class action lawsuits filed against Metropolitan Life in 2000 and 2001 alleging racial discrimination in the marketing, sale, and administration of life insurance policies have been consolidated in the United States District Court for the Southern District of New York. The plaintiffs seek unspecified monetary damages, punitive damages, reformation, imposition of a constructive trust, a declaration that the alleged practices are discriminatory and illegal, injunctive relief requiring Metropolitan Life to discontinue the alleged discriminatory practices and adjust policy values, and other relief. Metropolitan Life has entered into settlement agreements to resolve the regulatory examination and the actions pending in the United States District Court for the Southern District of New York. The class action settlement, which has received preliminary approval from the court, must receive final approval before it can be implemented. A fairness hearing was held on February 7, 2003. The regulatory settlement agreement is conditioned upon final approval of the class action settlement. Metropolitan Life recorded a charge in the fourth quarter of 2001 in connection with the anticipated resolution of these matters and believes that charge is adequate to cover the costs associated with these settlements.

Sixteen lawsuits involving approximately 125 plaintiffs have been filed in federal and state court in Alabama, Mississippi and Tennessee alleging federal and/or state law claims of racial discrimination in connection with the sale, formation, administration or servicing of life insurance policies. Metropolitan Life is contesting vigorously plaintiffs' claims in these actions.

Other

In 2001, a putative class action was filed against Metropolitan Life in the United States District Court for the Southern District of New York alleging gender discrimination and retaliation in the MetLife Financial Services unit of the Individual segment. The plaintiffs seek unspecified compensatory damages, punitive damages, a declaration that the alleged practices are discriminatory and illegal, injunctive relief requiring Metropolitan Life to discontinue the alleged discriminatory practices, an order restoring class members to their rightful positions (or appropriate compensation in lieu thereof), and other relief. Metropolitan Life is vigorously defending itself against these allegations.

A lawsuit has been filed against Metropolitan Life in Ontario, Canada by Clarica Life Insurance Company regarding the sale of the majority of Metropolitan Life's Canadian operation to Clarica in 1998. Clarica alleges that Metropolitan Life breached certain representations and warranties contained in the sale agreement, that Metropolitan Life made misrepresentations upon which Clarica relied during the negotiations and that Metropolitan

Life was negligent in the performance of certain of its obligations and duties under the sale agreement. Metropolitan Life is vigorously defending itself against this lawsuit.

A putative class action lawsuit is pending in the United States District Court for the District of Columbia, in which plaintiffs allege that they were denied certain ad hoc pension increases awarded to retirees under the Metropolitan Life retirement plan. The ad hoc pension increases were awarded only to retirees (i.e., individuals who were entitled to an immediate retirement benefit upon their termination of employment) and not available to individuals like these plaintiffs whose employment, or whose spouses' employment, had terminated before they became eligible for an immediate retirement benefit. The district court denied the parties' cross-motions for summary judgment to allow for discovery. Discovery has not yet commenced pending the court's ruling as to the timing of a class certification motion. The plaintiffs seek to represent a class consisting of former Metropolitan Life employees, or their surviving spouses, who are receiving deferred vested annuity payments under the retirement plan and who were allegedly eligible to receive the ad hoc pension increases awarded in 1977, 1980, 1989, 1992, 1996 and 2001, as well as increases awarded in earlier years. Metropolitan Life is vigorously defending itself against these allegations.

A reinsurer of universal life policy liabilities of Metropolitan Life and certain affiliates is seeking rescission and has commenced an arbitration proceeding claiming that, during underwriting, material misrepresentations or omissions were made. The reinsurer also has sent a notice purporting to increase reinsurance premium rates. Metropolitan Life and these affiliates intend to vigorously defend themselves against the claims of the reinsurer, including the purported rate increase.

Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

Summary

It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, except as noted above in connection with specific matters. In some of the matters referred to above, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's consolidated financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated net income or cash flows in particular quarterly or annual periods.

Leases

In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants is contingent upon the level of the tenants' sales revenues. Additionally, the Company, as lessee, has entered into various lease and sublease agreements for office space, data processing and other equipment. Future minimum rental and sublease income, and minimum gross rental payments relating to these lease agreements were as follows:

	Rental Income	Sublease Income	Gross Rental Payments
	(Dollars in millions)		
2003	$ 673	$14	$192
2004	$ 637	$12	$166
2005	$ 575	$11	$149
2006	$ 525	$10	$133
2007	$ 470	$ 9	$116
Thereafter	$2,139	$ 8	$643

Commitments to Fund Partnership Investments

The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1,667 million and $1,898 million at December 31, 2002 and 2001, respectively. The Company anticipates that these amounts will be invested in the partnerships over the next three to five years.

Guarantees

In the course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future.

In the context of acquisition and disposition transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from $1 million to $800 million, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount due under these guarantees in the future.

In addition, the Holding Company and its subsidiaries indemnify their respective directors and officers as provided in their charters and by-laws. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount due under these indemnities in the future.

The Company has not recorded any liability for these indemnities, guarantees and commitments in the accompanying consolidated balance sheets for the years ended December 31, 2002 or 2001.

12. Acquisitions and Dispositions

Dispositions

In July 2001, the Company completed its sale of Conning Corporation ("Conning"), an affiliate acquired in the acquisition of GenAmerica Financial Corporation ("GenAmerica"). Conning specialized in asset management for insurance company investment portfolios and investment research. The Company received $108 million in the transaction and reported a gain of approximately $25 million in the third quarter of 2001.

In October 2000, the Company completed the sale of its 48% ownership interest in its affiliates, Nvest, L.P. and Nvest Companies L.P. This transaction resulted in an investment gain of $663 million.

Acquisitions

In June 2002, the Company acquired Aseguradora Hidalgo S.A. ("Hidalgo"), an insurance company based in Mexico with approximately $2.5 billion in assets as of the date of acquisition. The purchase price is subject to adjustment under certain provisions of the purchase agreement. The Company does not expect that any purchase price adjustment will have an impact on its consolidated statements of income. The Company is in the process of integrating Hidalgo and Seguros Genesis, S.A., MetLife's wholly-owned Mexican subsidiary headquartered in Mexico City, to operate as a combined entity under the name MetLife Mexico.

In November 2001, the Company acquired Compania de Seguros de Vida Santander S.A. and Compania de Reaseguros de Vida Soince Re S.A., wholly-owned subsidiaries of Santander Hispano in Chile. These acquisitions marked MetLife's entrance into the Chilean insurance market.

In January 2000, Metropolitan Life completed its acquisition of GenAmerica, a holding company which included General American Life Insurance Company, approximately 49% of the outstanding shares of RGA common stock, and 61% of the outstanding shares of Conning common stock which was subsequently sold in 2001. Metropolitan Life owned 9% of the outstanding shares of RGA common stock prior to the completion of the GenAmerica acquisition. During 2002, the Company purchased an additional 327,600 shares of RGA's outstanding common stock at an aggregate price of $9.5 million to offset potential future dilution of the Company's holding of RGA's common stock arising from the issuance by RGA of company-obligated mandatorily redeemable securities of a subsidiary trust in December 2001. These purchases increased the Company's ownership percentage of outstanding shares of RGA common stock from approximately 58% at December 31, 2001 to approximately 59% at December 31, 2002.

In April 2000, Metropolitan Life acquired the outstanding shares of Conning common stock not already owned by Metropolitan Life for $73 million.

13. Business Realignment Initiatives

During the fourth quarter of 2001, the Company implemented several business realignment initiatives, which resulted from a strategic review of operations and an ongoing commitment to reduce expenses. The following tables represent the original expenses recorded in the fourth quarter of 2001 and the remaining liability as of December 31, 2002:

	Pre-tax Charges Recorded in the Fourth Quarter of 2001			
	Institutional	Individual	Auto & Home	Total
	(Dollars in millions)			
Severance and severance-related costs	$ 9	$32	$ 3	$ 44
Facilities' consolidation costs	3	65	—	68
Business exit costs	387	—	—	387
Total	$399	$97	$ 3	$499

	Remaining Liability as of December 31, 2002			
	Institutional	Individual	Auto & Home	Total
	(Dollars in millions)			
Severance and severance-related costs	$—	$ 1	$—	$ 1
Facilities' consolidation costs	—	17	—	17
Business exit costs	40	—	—	40
Total	$40	$18	$—	$58

The business realignment initiatives resulted in savings of approximately $95 million, net of income tax, during 2002, comprised of approximately $33 million, $57 million and $5 million in the Institutional, Individual and Auto & Home segments, respectively.

Institutional. The charges to this segment in the fourth quarter of 2001 include costs associated with exiting a business, including the write-off of goodwill, severance and severance-related costs, and facilities' consolidation costs. These expenses are the result of the discontinuance of certain 401(k) recordkeeping services and externally-managed guaranteed index separate accounts. These actions resulted in charges to policyholder benefits and claims and other expenses of $215 million and $184 million, respectively. During the fourth quarter of 2002, approximately $30 million of the charges recorded in 2001 were released into income primarily as a result of the accelerated implementation of the Company's exit from the large market 401(k) business. The business realignment initiatives will ultimately result in the elimination of approximately 930 positions. As of December 31, 2002, there were approximately 340 terminations to be completed. The Company continues to carry a liability as of December 31, 2002 since the exit plan could not be completed within one year due to circumstances outside the Company's control and since certain of its contractual obligations extended beyond one year.

Individual. The charges to this segment in the fourth quarter of 2001 include facilities' consolidation costs, severance and severance-related costs, which predominately stem from the elimination of approximately 560 non-sales positions and 190 operations and technology positions supporting this segment. As of December 31, 2002, there were approximately 25 terminations to be completed. These costs were recorded in other expenses. The remaining liability as of December 31, 2002 is due to certain contractual obligations that extended beyond one year.

Auto & Home. The charges to this segment in the fourth quarter of 2001 include severance and severance-related costs associated with the elimination of approximately 200 positions. All terminations were completed as of December 31, 2002. The costs were recorded in other expenses.

14. Income Taxes

The provision for income taxes for continuing operations was as follows:

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Current:			
Federal	$817	$ (44)	$(153)
State and local	(17)	(4)	34
Foreign	31	15	5
	831	(33)	(114)
Deferred:			
Federal	(332)	247	521
State and local	16	12	8
Foreign	1	1	6
	(315)	260	535
Provision for income taxes	$516	$227	$421

Reconciliations of the income tax provision at the U.S. statutory rate to the provision for income taxes as reported for continuing operations were as follows:

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Tax provision at U.S. statutory rate	$584	$217	$454
Tax effect of:			
Tax exempt investment income	(87)	(82)	(52)
Surplus tax	—	—	(145)
State and local income taxes	22	12	30
Prior year taxes	(7)	38	(37)
Demutualization costs	—	—	21
Payment to former Canadian policyholders	—	—	114
Sales of businesses	—	5	31
Other, net	4	37	5
Provision for income taxes	$516	$227	$421

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

	December 31, 2002	December 31, 2001
	(Dollars in millions)	
Deferred income tax assets:		
Policyholder liabilities and receivables	$ 3,845	$ 3,727
Net operating losses	322	336
Employee benefits	—	123
Litigation related	99	279
Intangible tax asset	199	—
Other	386	438
	4,851	4,903
Less: Valuation allowance	84	114
	4,767	4,789
Deferred income tax liabilities:		
Investments	1,681	2,157
Deferred policy acquisition costs	3,307	2,950
Employee benefits	55	—
Net unrealized investment gains	1,264	1,079
Other	85	129
	6,392	6,315
Net deferred income tax liability	$(1,625)	$(1,526)

Domestic net operating loss carryforwards amount to $656 million at December 31, 2002 and will expire beginning in 2019. Foreign net operating loss carryforwards amount to $300 million at December 31, 2002 and were generated in various foreign countries with expiration periods of five years to infinity.

The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable.

The Internal Revenue Service has audited the Company for the years through and including 1996. The Company is being audited for the years 1997, 1998 and 1999. The Company believes that any adjustments that might be required for open years will not have a material effect on the Company's consolidated financial statements.

15. Reinsurance

The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and to provide additional capacity for future growth. The Company currently reinsures up to 90% of the mortality risk for all new individual life insurance policies that it writes through its various franchises. This practice was initiated by different franchises for different products starting at various points in time between 1992 and 2000. Risks in excess of $25 million on single life policies and $30 million on survivorship policies are 100% coinsured. In addition, in 1998, the Company reinsured substantially all of the mortality risk on its universal life policies issued since 1983. RGA retains a maximum of $4 million of coverage per individual life with respect to its assumed reinsurance business. The company reinsures its business through a diversified group of reinsurers. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks of specific characteristics. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

In addition to reinsuring mortality risk, the Company reinsures other risks and specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which are an inherent risk of the property and casualty business and could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of loss and quota share reinsurance arrangements to limit its maximum loss, provide greater diversification of risk and minimize exposure to larger risks.

The Company has also protected itself through the purchase of combination risk coverage. This reinsurance coverage pools risks from several lines of business and includes individual and group life claims in excess of $2 million per policy, as well as excess property and casualty losses, among others.

See Note 11 for information regarding certain excess of loss reinsurance agreements providing coverage for risks associated primarily with sales practices claims.

The amounts in the consolidated statements of income are presented net of reinsurance ceded. The effects of reinsurance were as follows:

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Direct premiums	$18,392	$16,332	$15,661
Reinsurance assumed	3,018	2,907	2,918
Reinsurance ceded	(2,324)	(2,027)	(2,262)
Net premiums	$19,086	$17,212	$16,317
Reinsurance recoveries netted against policyholder benefits	$ 3,043	$ 2,255	$ 1,942

Reinsurance recoverables, included in premiums and other receivables, were $3,574 million and $3,393 million at December 31, 2002 and 2001, respectively, including $1,348 million and $1,356 million, respectively, relating to reinsurance of long-term guaranteed interest contracts and structured settlement lump sum contracts accounted for as a financing transaction. Reinsurance and ceded commissions payables, included in other liabilities, were $50 million and $112 million at December 31, 2002 and 2001, respectively.

The following provides an analysis of the activity in the liability for benefits relating to property and casualty and group accident and non-medical health policies and contracts:

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Balance at January 1	$ 4,597	$ 4,226	$ 3,790
Reinsurance recoverables	(457)	(410)	(415)
Net balance at January 1	4,140	3,816	3,375
Incurred related to:			
Current year	4,215	4,182	3,786
Prior years	(85)	(84)	(112)
	4,130	4,098	3,674
Paid related to:			
Current year	(2,559)	(2,538)	(2,215)
Prior years	(1,332)	(1,236)	(1,018)
	(3,891)	(3,774)	(3,233)
Net Balance at December 31	4,379	4,140	3,816
Add: Reinsurance recoverables	481	457	410
Balance at December 31	$ 4,860	$ 4,597	$ 4,226

16. Other Expenses

Other expenses were comprised of the following:

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Compensation	$ 2,481	$ 2,459	$ 2,712
Commissions	2,000	1,651	1,696
Interest and debt issue costs	403	332	436
Amortization of policy acquisition costs (excludes amortization of $5, $25 and ($95), respectively, related to net investment losses)	1,639	1,413	1,478
Capitalization of policy acquisition costs	(2,340)	(2,039)	(1,863)
Rent, net of sublease income	295	282	230
Minority interest	73	57	115
Other	2,510	2,867	2,597
Total other expenses	$ 7,061	$ 7,022	$ 7,401

17. Stockholders' Equity

Preferred Stock

On September 29, 1999, the Holding Company adopted a stockholder rights plan (the "rights plan") under which each outstanding share of common stock issued between April 4, 2000 and the distribution date (as defined in the rights plan) will be coupled with a stockholder right. Each right will entitle the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock. Each one one-hundredth of a share of Series A Junior Participating Preferred Stock will have economic and voting terms equivalent to one share of common stock. Until it is exercised, the right itself will not entitle the holder thereof to any rights as a stockholder, including the right to receive dividends or to vote at stockholder meetings.

Stockholder rights are not exercisable until the distribution date, and will expire at the close of business on April 4, 2010, unless earlier redeemed or exchanged by the Holding Company. The rights plan is designed to protect stockholders in the event of unsolicited offers to acquire the Holding Company and other coercive takeover tactics.

Common Stock

On the date of demutualization, the Holding Company conducted an initial public offering of 202,000,000 shares of its common stock and concurrent private placements of an aggregate of 60,000,000 shares of its common stock at an initial public offering price of $14.25 per share. The shares of common stock issued in the offerings were in addition to 494,466,664 shares of common stock of the Holding Company distributed to the MetLife Policyholder Trust for the benefit of policyholders of Metropolitan Life in connection with the demutualization. On April 10, 2000, the Holding Company issued 30,300,000 additional shares of common stock as a result of the exercise of over-allotment options granted to underwriters in the initial public offering.

On February 19, 2002, the Holding Company's Board of Directors authorized a $1 billion common stock repurchase program. This program began after the completion of the March 28, 2001 and June 27, 2000 repurchase programs, each of which authorized the repurchase of $1 billion of common stock. Under these authorizations, the Holding Company may purchase common stock from the MetLife Policyholder Trust, in the open market and in privately negotiated transactions.

On August 7, 2001, the Company purchased 10 million shares of its common stock as part of the sale of 25 million shares of MetLife common stock by Santusa Holdings, S.L., an affiliate of Banco Santander Central Hispano, S.A. The sale by Santusa Holdings, S.L. was made pursuant to a shelf registration statement, effective June 29, 2001.

The Company acquired 15,244,492, 45,242,966 and 26,108,315 shares of common stock for $471 million, $1,322 million and $613 million during the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, the Company had approximately $806 million remaining on its existing share repurchase authorization.

Dividend Restrictions

Under the New York Insurance Law, Metropolitan Life is permitted without prior insurance regulatory clearance to pay a stockholder dividend to the Holding Company as long as the aggregate amount of all such dividends in any calendar year does not exceed the lesser of (i) 10% of its surplus to policyholders as of the immediately preceding calendar year and (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). Metropolitan Life will be permitted to pay a stockholder dividend to the Holding Company in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Superintendent and the Superintendent does not disapprove the distribution. Under the New York Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. The Department has established informal guidelines for such determinations. The guidelines, among other things, focus on the insurer's overall financial condition and profitability under statutory accounting practices. For the year ended December 31, 2002, Metropolitan Life paid to MetLife, Inc. $535 million in dividends for which prior insurance regulatory clearance was not required and $369 million in special dividends, as approved by the Superintendent. For the year ended December 31, 2001, Metropolitan Life paid to MetLife, Inc. $721 million in dividends for which prior insurance regulatory clearance was not required and $3,033 million in special dividends, as approved by the Superintendent. For the year ended December 31, 2000, Metropolitan Life paid to MetLife, Inc. $763 million in dividends for which prior insurance regulatory clearance was not required. At December 31, 2002, Metropolitan Life could pay the Holding Company a dividend of $662 million without prior approval of the Superintendent.

MIAC paid to MetLife, Inc. $25 million and $31 million in dividends for which prior insurance regulatory clearance was not required for the years ended December 31, 2002 and 2001, respectively. MIAC is subject to similar restrictions based on the regulations of its state of domicile, and at December 31, 2002, could pay the Holding Company dividends of $104 million without prior approval.

Stock Compensation Plans

Under the MetLife, Inc. 2000 Stock Incentive Plan (the "Stock Incentive Plan"), awards granted may be in the form of non-qualified or incentive stock options qualifying under Section 422A of the Internal Revenue Code. Under the MetLife, Inc. 2000 Directors Stock Plan, (the "Directors Stock Plan") awards granted may be in the form of stock awards or non-qualified stock options or a combination of the foregoing to outside Directors of the Company. The aggregate number of shares of stock that may be awarded under the Stock Incentive Plan is subject to a maximum limit of 37,823,333 shares for the duration of the plan. The Directors Stock Plan has a maximum limit of 500,000 share awards.

All options granted have an exercise price equal to the fair market value price of the Company's common stock on the date of grant, and an option's maximum term is ten years. Certain options under the Stock Incentive Plan become exercisable over a three-year period commencing with date of grant, while other options become exercisable three years after the date of grant. Options issued under the Directors Stock Plan are exercisable at any time after April 7, 2002.

The Company applies APB 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, in the measurement of compensation expense, the Company utilizes the excess of market price over exercise price on the first date that both the number of shares and award price are known. For the years ended December 31, 2002 and 2001, compensation expense for non-employees related to the Company's Stock Incentive Plan and Directors Stock Plan was $2 million and $1 million, respectively.

Had compensation cost for the Company's Stock Incentive Plan and Directors Stock Plan been determined based on fair value at the grant date for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts below:

	Years Ended December 31, 2002	2001
	(Dollars in millions, except per share data)	
Net Income		
As reported	$1,605	$ 473
Pro forma(1)(2)	$1,563	$ 454
Basic earnings per share		
As reported	$ 2.28	$0.64
Pro forma(1)(2)	$ 2.22	$0.61
Diluted earnings per share		
As reported	$ 2.20	$0.62
Pro forma(1)(2)	$ 2.14	$0.59

(1) The pro forma earnings disclosures are not necessarily representative of the effects on net income and earnings per share in future years.
(2) Includes the Company's ownership share of compensation costs related to RGA's incentive stock plan determined in accordance with SFAS 123.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants for the:

	Years Ended December 31, 2002	2001
Dividend yield	0.68%	0.68%
Risk-free rate of return	4.74% – 5.52%	5.72%
Volatility	25.3% – 30.3%	31.6%
Expected duration	4 – 6 years	4 – 6 years

A summary of the status of options included in the Company's Stock Incentive Plan and Directors Stock Plan is presented below:

	Options	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Outstanding at December 31, 2000	—	$ —	—	$ —
Granted	12,263,550	$29.93	—	$ —
Canceled/expired	(1,158,025)	$29.95	—	$ —
Outstanding at December 31, 2001	11,105,525	$29.93	—	$ —
Granted	7,275,855	$30.35	—	$ —
Exercised	(11,401)	$29.95	—	$ —
Canceled/expired	(2,098,821)	$30.07	—	$ —
Outstanding at December 31, 2002	16,271,158	$30.10	1,357,034	$30.01

	Years Ended December 31, 2002	2001
Weighted average fair value of options granted	$10.48	$10.29

The following table summarizes information about stock options outstanding at December 31, 2002:

Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2002	Weighted Average Exercise Price
$23.75 – $26.75	28,000	9.76	$23.75	—	$ —
$26.76 – $28.75	150,400	9.21	$27.36	—	$ —
$28.76 – $30.75	15,887,628	8.34	$30.11	1,319,253	$29.93
$30.76 – $32.75	180,600	8.48	$31.92	13,251	$30.95
$32.76 – $33.64	24,530	9.32	$33.64	24,530	$33.64
	16,271,158	8.26	$30.10	1,357,034	$30.01

Statutory Equity and Income

Applicable insurance department regulations require that the insurance subsidiaries prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis. As of December 31, 2001, New York Statutory Accounting Practices did not provide for deferred income taxes. The Department has adopted a modification to its regulations, effective December 31, 2002, with respect to the admissibility of deferred taxes by New York insurers, subject to certain limitations. Statutory net income of Metropolitan Life, as filed with the Department, was $1,478 million, $2,782 million and $1,027 million for the years ended 2002, 2001 and 2000, respectively; statutory capital and surplus, as filed, was $6,986 million and $5,358 million at December 31, 2002 and 2001, respectively.

The National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles (the "Codification"), which is intended to standardize regulatory accounting and reporting to state insurance departments, and became effective January 1, 2001. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Department required adoption of the Codification, with certain modifications, for the preparation of statutory financial statements effective January 1, 2001. Further modifications by state insurance departments may impact the effect of the Codification on the statutory capital and surplus of Metropolitan Life and the Holding Company's other insurance subsidiaries.

18. Other Comprehensive Income

The following table sets forth the reclassification adjustments required for the years ended December 31, 2002, 2001 and 2000 to avoid double-counting in other comprehensive income (loss) items that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Holding gains on investments arising during the year	$3,722	$1,319	$2,789
Income tax effect of holding gains	(1,169)	(520)	(969)
Reclassification adjustments:			
Recognized holding losses included in current year income	369	534	989
Amortization of premiums and accretion of discounts associated with investments	(526)	(488)	(499)
Recognized holding gains allocated to other policyholder amounts	(145)	(134)	(54)
Income tax effect	95	35	(151)
Allocation of holding losses on investments relating to other policyholder amounts	(2,832)	(69)	(971)
Income tax effect of allocation of holding losses to other policyholder amounts	889	27	338
Net unrealized investment gains	403	704	1,472
Foreign currency translation adjustment	(69)	(60)	(6)
Minimum pension liability adjustment	—	(18)	(9)
Other comprehensive income	$ 334	$ 626	$1,457

19. Earnings Per Share and Earnings After Date of Demutualization

Net income after the date of demutualization is based on the results of operations after March 31, 2000, adjusted for the payments to the former Canadian policyholders and costs of demutualization recorded in April 2000 which are applicable to the period prior to April 7, 2000.

The following presents a reconciliation of the weighted average shares used in calculating basic earnings per share to those used in calculating diluted earnings per share:

	For the Years Ended December 31,		
	2002	2001	2000
	(Dollars in millions, except share and per share data)		
Weighted average common stock outstanding for basic earnings per share	704,599,115	741,041,654	772,027,666
Incremental shares from assumed:			
Conversion of forward purchase contracts	24,596,950	25,974,114	16,480,028
Exercise of stock options	5,233	1,133	—
Weighted average common stock outstanding for diluted earnings per share	729,201,298	767,016,901	788,507,694
Income from Continuing Operations	$ 1,155	$ 387	$ 1,114(1)
Basic earnings per share	$ 1.64	$ 0.52	$ 1.44
Diluted earnings per share	$ 1.58	$ 0.51	$ 1.41
Income from Discontinued Operations	$ 450	$ 86	$ 59(1)
Basic earnings per share	$ 0.64	$ 0.12	$ 0.08
Diluted earnings per share	$ 0.62	$ 0.11	$ 0.08
Net Income	$ 1,605	$ 473	$ 1,173(1)
Basic earnings per share	$ 2.28	$ 0.64	$ 1.52
Diluted earnings per share	$ 2.20	$ 0.62	$ 1.49

(1) For the period April 7, 2000 through December 31, 2000.

20. Quarterly Results of Operations (Unaudited)

The unaudited quarterly results of operations for the years ended December 31, 2002 and 2001 are summarized in the table below:

	Three Months Ended			
	March 31	June 30	September 30	December 31
	(Dollars in millions, except per share data)			
2002				
Total revenues	$7,973	$8,244	$8,120	$8,810
Total expenses	$7,482	$7,715	$7,686	$8,593
Income from continuing operations	$ 305	$ 368	$ 311	$ 171
Income before cumulative effect of change in accounting	$ 324	$ 387	$ 333	$ 561
Net income	$ 329	$ 387	$ 328	$ 561
Basic earnings per share				
Income from continuing operations	$ 0.43	$ 0.52	$ 0.44	$ 0.24
Income before cumulative effect of change in accounting	$ 0.46	$ 0.55	$ 0.47	$ 0.80
Net income	$ 0.46	$ 0.55	$ 0.47	$ 0.80
Diluted earnings per share				
Income from continuing operations	$ 0.41	$ 0.50	$ 0.43	$ 0.24
Income before cumulative effect of change in accounting	$ 0.44	$ 0.53	$ 0.46	$ 0.78
Net income	$ 0.44	$ 0.53	$ 0.45	$ 0.78
2001				
Total revenues	$7,757	$7,627	$7,815	$8,061
Total expenses	$7,363	$7,169	$7,603	$8,511
Income (loss) from continuing operations	$ 265	$ 296	$ 144	$ (318)
Net income (loss)	$ 287	$ 320	$ 162	$ (296)
Basic earnings per share				
Income (loss) from continuing operations	$ 0.35	$ 0.40	$ 0.20	$ (0.44)
Net income (loss)	$ 0.38	$ 0.43	$ 0.22	$ (0.41)
Diluted earnings per share				
Income (loss) from continuing operations	$ 0.34	$ 0.38	$ 0.19	$ (0.43)
Net income (loss)	$ 0.37	$ 0.41	$ 0.21	$ (0.40)

Due to changes in the number of average shares outstanding, quarterly earnings per share of common stock do not add to the totals for the years.

Unaudited net income for the first quarter of 2002 includes a charge of $48 million related to Metropolitan Life's wholly-owned subsidiary, General American, in connection with its former Medicare business and the resolution of a federal government investigation. Unaudited net income for the second quarter of 2002 includes a benefit of $30 million related to a reduction of the Company's previously established liability for its sales practice class action settlement recorded in 1999. Unaudited net income for the fourth quarter of 2002 includes a charge of $169 million related to the Company's asbestos-related litigation, a $20 million benefit related to the reduction of a previously established liability for the Company's 2001 business realignment initiatives and a $17 million benefit related to the reduction of a previously established liability for disability insurance-related losses from the September 11, 2001 tragedies.

Unaudited net income for the third quarter of 2001 includes charges for insurance-related losses of $208 million related to the September 11, 2001 tragedies. Unaudited net income for the fourth quarter of 2001 includes charges of $159 million related to a class action lawsuit and a related regulatory inquiry pending against Metropolitan Life, $330 million related to business realignment initiatives and $74 million related to the establishment of a policyholder liability for certain group annuity policies.

21. Business Segment Information

The Company provides insurance and financial services to customers in the United States, Canada, Central America, South America, Europe, South Africa, Asia and Australia. The Company's business is divided into six major segments: Individual, Institutional, Reinsurance, Auto & Home, Asset Management and International. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements.

Individual offers a wide variety of individual insurance and investment products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement and savings products and services, including group life insurance, non-medical health insurance such as short and long-term disability, long-term care, and dental insurance, and other insurance products and services. Reinsurance provides primarily reinsurance of life and annuity policies in North America and various international markets. Additionally, reinsurance of critical illness policies is provided in select international markets. Auto & Home provides insurance coverages, including private passenger automobile, homeowners and personal excess liability insurance. Asset Management provides a broad variety of asset management products and services to individuals and institutions. International provides life insurance, accident and health insurance, annuities and retirement and savings products to both individuals and groups, and auto and homeowners coverage to individuals.

Set forth in the tables below is certain financial information with respect to the Company's operating segments as of or for the years ended December 31, 2002, 2001 and 2000. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, except for the method of capital allocation and the accounting for gains and losses from inter-company sales which are eliminated in consolidation. The Company allocates capital to each segment based upon an internal capital allocation system that allows the Company to more effectively manage its capital. The Company evaluates the performance of each operating segment based upon income or loss from operations before provision for income taxes and non-recurring items (e.g. items of unusual or infrequent nature). The Company allocates certain non-recurring items (primarily consisting of expenses associated with the resolution of proceedings alleging race-conscious underwriting practices, sales practices claims and claims for personal injuries caused by exposure to asbestos or asbestos-containing products and demutualization costs) to Corporate & Other.

At or for the Year Ended December 31, 2002	Individual	Institutional	Reinsurance	Auto & Home	Asset Management	International	Corporate & Other	Total
				(Dollars in millions)				
Premiums	$ 4,507	$ 8,254	$ 2,005	$2,828	$ —	$1,511	$ (19)	$ 19,086
Universal life and investment-type product policy fees	1,380	615	—	—	—	144	—	2,139
Net investment income	6,259	3,928	421	177	59	461	24	11,329
Other revenues	418	609	43	26	166	14	101	1,377
Net investment (losses) gains	(164)	(506)	2	(46)	(4)	(9)	(57)	(784)
Policyholder benefits and claims	5,220	9,339	1,554	2,019	—	1,388	3	19,523
Interest credited to policyholder account balances	1,793	932	146	—	—	79	—	2,950
Policyholder dividends	1,770	115	22	—	—	35	—	1,942
Other expenses	2,629	1,531	622	793	211	507	768	7,061
Income (loss) from continuing operations before provision for income taxes	988	983	127	173	10	112	(722)	1,671
Income from discontinued operations, net of income taxes	201	123	—	—	—	—	126	450
Net income (loss)	826	759	84	132	6	84	(286)	1,605
Total assets	138,783	94,950	10,229	4,957	191	8,963	19,312	277,385
Deferred policy acquisition costs	8,521	608	1,477	175	—	945	1	11,727
Goodwill, net	223	62	96	155	18	193	3	750
Separate account assets	27,457	31,935	11	—	—	307	(17)	59,693
Policyholder liabilities	95,813	55,497	7,387	2,673	—	5,883	(2,011)	165,242
Separate account liabilities	27,457	31,935	11	—	—	307	(17)	59,693

At or for the Year Ended December 31, 2001	Individual	Institutional	Reinsurance	Auto & Home	Asset Management	International	Corporate & Other	Total
				(Dollars in millions)				
Premiums	$ 4,563	$ 7,288	$ 1,762	$2,755	$ —	$ 846	$ (2)	$ 17,212
Universal life and investment-type product policy fees	1,260	592	—	—	—	38	(1)	1,889
Net investment income	6,188	3,966	390	200	71	267	173	11,255
Other revenues	495	649	42	22	198	16	85	1,507
Net investment gains (losses)	827	(15)	(6)	(17)	25	(16)	(1,401)	(603)
Policyholder benefits and claims	5,233	8,924	1,484	2,121	—	689	3	18,454
Interest credited to policyholder account balances	1,898	1,013	122	—	—	51	—	3,084
Policyholder dividends	1,767	259	24	—	—	36	—	2,086
Other expenses	2,747	1,746	491	800	252	329	657	7,022
Income (loss) from continuing operations before provision for income taxes	1,688	538	67	39	42	46	(1,806)	614
Income from discontinued operations, net of income taxes	38	23	—	—	—	—	25	86
Net income (loss)	1,095	382	40	41	27	14	(1,126)	473
Total assets	131,314	89,661	7,983	4,581	256	5,308	17,867	256,970
Deferred policy acquisition costs	8,757	509	1,196	179	—	525	1	11,167
Goodwill, net	223	55	106	159	20	37	9	609
Separate account assets	31,261	31,177	13	—	—	277	(14)	62,714
Policyholder liabilities	88,287	52,075	5,427	2,610	—	3,419	(813)	151,005
Separate account liabilities	31,261	31,177	13	—	—	277	(14)	62,714

At or for the Year Ended December 31, 2000	Individual	Institutional	Reinsurance	Auto & Home	Asset Management	International	Corporate & Other	Total
				(Dollars in millions)				
Premiums	$ 4,673	$ 6,900	$ 1,450	$2,636	$ —	$ 660	$ (2)	$ 16,317
Universal life and investment-type product policy fees	1,221	547	—	—	—	53	(1)	1,820
Net investment income	6,108	3,712	379	194	90	254	287	11,024
Other revenues	650	650	29	40	760	9	91	2,229
Net investment gains (losses)	227	(475)	(2)	(20)	—	18	(138)	(390)
Policyholder benefits and claims	5,054	8,178	1,096	2,005	—	562	(2)	16,893
Interest credited to policyholder account balances	1,680	1,090	109	—	—	56	—	2,935
Policyholder dividends	1,742	124	21	—	—	32	—	1,919
Payments to former Canadian policyholders	—	—	—	—	—	327	—	327
Demutualization costs	—	—	—	—	—	—	230	230
Other expenses	3,012	1,514	513	827	784	292	459	7,401
Income (loss) from continuing operations before provision for income taxes	1,391	428	117	18	66	(275)	(450)	1,295
Income from discontinued operations, net of income taxes	36	21	—	—	—	—	22	79
Net income (loss)	920	307	69	30	34	(285)	(122)	953

The International segment's assets at December 31, 2002 and results of operations for the year ended December 31, 2002 include the assets and results of operations of Hidalgo, a Mexican life insurer that was acquired in June 2002.

For the year ended December 31, 2001 the Institutional, Individual, Reinsurance and Auto & Home segments include $287 million, $24 million, $9 million and $5 million, respectively, of pre-tax losses associated with the September 11, 2001 tragedies. See Note 2.

The Institutional, Individual and Auto & Home segments include $399 million, $97 million and $3 million, respectively, in pre-tax charges associated with business realignment initiatives for the year ended December 31, 2001. See Note 13.

For the year ended December 31, 2001, the Individual segment includes $118 million of pre-tax expenses associated with the establishment of a policyholder liability for certain group annuity policies.

For the year ended December 31, 2001, pre-tax gross investment gains and (losses) of $1,027 million, $142 million and ($1,172) million (comprised of a $354 million gain and an intercompany elimination of ($1,526) million), resulting from the sale of certain real estate properties from Metropolitan Life to Metropolitan Insurance and Annuity Company, a subsidiary of MetLife, Inc., are included in the Individual segment, Institutional segment and Corporate & Other, respectively.

The Individual segment included an equity ownership interest in Nvest under the equity method of accounting. Nvest was included within the Asset Management segment due to the types of products and strategies employed by the entity. The Individual segment's equity in earnings of Nvest, which is included in net investment income, was $30 million for the year ended December 31, 2000. The Individual segment includes $538 million (after allocating $118 million to participating contracts) of the pre-tax gross investment gain on the sale of Nvest in 2000.

As part of the GenAmerica acquisition in 2000, the Company acquired Conning, the results of which are included in the Asset Management segment due to the types of products and strategies employed by the entity from its acquisition date to July 2001, the date of its disposition. The Company sold Conning, receiving $108 million in the transaction and reported a gain of approximately $25 million, in the third quarter of 2001.

The Corporate & Other segment consists of various start-up entities, including Grand Bank, N.A., and run-off entities, as well as the elimination of all intersegment amounts. The principal component of the intersegment amounts relates to intersegment loans, which bear interest rates commensurate with related borrowings. In addition, the elimination of the individual segment's ownership interest in Nvest is included for the year ended December 31, 2000.

Net investment income and net investment gains and losses are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated capital. Other costs and operating costs were allocated to each of the segments based upon: (i) a review of the nature of such costs, (ii) time studies analyzing the amount of employee compensation costs incurred by each segment, and (iii) cost estimates included in the Company's product pricing.

Revenues derived from any customer did not exceed 10% of consolidated revenues. Revenues from U.S. operations were $31,026 million, $30,109 million and $30,006 million for the years ended December 31, 2002, 2001 and 2000, respectively, which represented 94%, 96% and 97%, respectively, of consolidated revenues.

22. Discontinued Operations

The Company actively manages its real estate portfolio with the objective to maximize earnings through selective acquisitions and dispositions. Accordingly, the Company sold certain real estate holdings out of its portfolio during 2002. In accordance with SFAS No. 144, income related to real estate classified as held-for-sale on or after January 1, 2002 is presented as discontinued operations.

The following table presents the components of income from discontinued operations:

	Years Ended December 31,		
	2002	2001	2000
	(Dollars in millions)		
Investment income	$375	$422	$418
Investment expense	(251)	(297)	(297)
Net investment gains	582	—	—
Total revenues	706	125	121
Provision for income taxes	256	39	42
Income from discontinued operations	$450	$ 86	$ 79

The carrying value of real estate related to discontinued operations was $223 million and $1,580 million at December 31, 2002 and 2001, respectively. See Note 21 for discontinued operations by business segment.

23. Subsequent Events

In connection with MetLife, Inc.'s initial public offering in April 2000, the Holding Company and MetLife Capital Trust I (the "Trust") issued equity security units (the "units"). Each unit originally consisted of (i) a contract to purchase, for $50, shares of the Holding Company's common stock on May 15, 2003, and (ii) a capital security of the Trust, with a stated liquidation amount of $50.

In accordance with the terms of the units, the Trust was dissolved on February 5, 2003 and $1,006 million aggregate principal amount 8% debentures of the Holding Company ("MetLife debentures"), the sole asset of the Trust, were distributed to the unitholders in exchange for the capital securities. As required by the terms of the units, the MetLife debentures were remarketed on behalf of the debenture holders on February 12, 2003 and the interest rate on the MetLife debentures was reset as of February 15, 2003 to 3.911% per annum for a yield to maturity of 2.876%.

BOARD OF DIRECTORS

ROBERT H. BENMOSCHE
Chairman of the Board
and Chief Executive Officer
MetLife, Inc.
Chair, Executive Committee

CURTIS H. BARNETTE
Chairman Emeritus
Bethlehem Steel Corporation
Member, Corporate Social
Responsibility Committee

GERALD CLARK
Vice Chairman of the Board
and Chief Investment Officer
MetLife, Inc.
Member, Corporate Social
Responsibility Committee

JOHN C. DANFORTH
Partner
Bryan Cave LLP
Former U.S. Senator
Member, Corporate Social
Responsibility Committee

BURTON A. DOLE, JR.
Retired Chairman of the Board
Nellcor Puritan Bennett, Inc.
Member, Audit Committee and
Corporate Social Responsibility
Committee

JAMES R. HOUGHTON
Chairman of the Board and
Chief Executive Officer
Corning Incorporated
Chair, Audit Committee
Member, Governance and
Finance Committee and
Executive Committee

HARRY P. KAMEN
Retired Chairman of the
Board and Chief
Executive Officer
Metropolitan Life Insurance
Company
Member, Governance and
Finance Committee and
Executive Committee

HELENE L. KAPLAN
Of Counsel
Skadden, Arps,
Slate, Meagher &
Flom LLP
Chair, Governance
and Finance Committee
Member, Corporate Social
Responsibility Committee
and Executive Committee

CATHERINE R. KINNEY
Co-Chief Operating Officer,
President and Executive
Vice Chairman
New York Stock Exchange, Inc.
Member, Compensation
Committee and Governance
and Finance Committee

CHARLES M. LEIGHTON
Retired Chairman of the Board
and Chief Executive Officer
CML Group, Inc.
Member, Compensation
Committee and Executive
Committee

STEWART G. NAGLER
Vice Chairman of the Board
and Chief Financial Officer
MetLife, Inc.
Member, Corporate Social
Responsibility Committee

JOHN J. PHELAN, JR.
Former Chairman of the Board
and Chief Executive Officer
New York Stock Exchange, Inc.
Member, Audit Committee,
Governance and Finance
Committee and Executive
Committee

HUGH B. PRICE
President and Chief
Executive Officer
National Urban League, Inc.
Chair, Corporate Social
Responsibility Committee
Member, Audit Committee

WILLIAM C. STEERE, JR.
Retired Chairman of the Board
and Chief Executive Officer
Pfizer Inc.
Chair, Compensation
Committee
Member, Audit Committee
and Governance and
Finance Committee

EXECUTIVE OFFICERS

ROBERT H. BENMOSCHE
Chairman of the Board
and Chief Executive Officer

GERALD CLARK
Vice Chairman of the Board and
Chief Investment Officer

STEWART G. NAGLER
Vice Chairman of the Board and
Chief Financial Officer

C. ROBERT HENRIKSON
President, U.S. Insurance and
Financial Services businesses

CATHERINE A. REIN
President and Chief
Executive Officer
MetLife® Auto & Home

WILLIAM J. TOPPETA
President, MetLife International

GARY A. BELLER
Senior Executive Vice President
and General Counsel

LISA M. WEBER
Senior Executive Vice President
and Chief Administrative Officer

DANIEL J. CAVANAGH
Executive Vice President,
Operations and Technology

CORPORATE INFORMATION

Corporate Profile
MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The MetLife companies serve approximately 12 million individuals in the U.S. and companies and institutions with approximately 33 million employees and members. It also has international insurance operations in 12 countries.

Corporate Headquarters
MetLife, Inc.
One Madison Avenue
New York, NY 10010
212-578-2211

Internet Address
http://www.metlife.com

Form 10-K and Other Information
Shareholders may receive, without charge, a copy of MetLife, Inc.'s Annual Report on Form 10-K (without exhibits) filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2002 by contacting 1-800-649-3593 or by visiting http://ir.metlife.com and selecting "Information Requests." Quarterly reports on Form 10-Q are also available through this toll-free number or the Internet.

Transfer Agent/Shareholder Records
For information or assistance regarding shareholder accounts or dividend checks, please contact MetLife's transfer agent:

Mellon Investor Services, LLC
P.O. Box 4412
South Hackensack, NJ 07606-2012
1-800-649-3593
TDD for Hearing Impaired: 201-373-5040
www.melloninvestor.com

Trustee, MetLife Policyholder Trust
Wilmington Trust Company
1100 North Market Street
Wilmington, DE 19890
302-651-1000
www.wilmingtontrust.com

Investor Information
http://ir.metlife.com

MetLife News
http://metnews.metlife.com

Common Stock and Dividend Information
MetLife Inc.'s common stock is traded on the New York Stock Exchange (NYSE) under the trading symbol "MET." The following table presents the high and low closing prices for the common stock of MetLife, Inc. on the NYSE for the periods indicated. MetLife, Inc. declared an annual dividend for 2002 of $0.21 per share on October 22, 2002 and $0.20 per share for 2001 on October 23, 2001. Future dividend decisions will be based on and affected by a number of factors, including the operating results and financial requirements of the Holding Company and the impact of regulatory restrictions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

	Common Stock Price	
2002	High	Low
First quarter	$33.30	$28.67
Second quarter	$34.58	$28.00
Third quarter	$29.58	$22.76
Fourth quarter	$28.41	$20.75

	Common Stock Price	
2001	High	Low
First quarter	$34.88	$26.05
Second quarter	$32.38	$28.50
Third quarter	$31.88	$25.20
Fourth quarter	$31.68	$25.65

As of February 28, 2003, there were approximately 7.8 million beneficial shareholders of MetLife, Inc.